8/8

07026765

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goodman Group

*CURRENT ADDRESS GPO Box 4703
Sydney NSW 2001
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 4 2007
THOMSON
FINANCIAL

FILE NO. 82- 35115 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/19/07

Macquarie Goodman

MACQUARIE

RECEIVED

2007 AUG -8 A 4:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 September 2006

6-30-06
AR/S

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP
DISPATCH OF ANNUAL REPORTS TO SECURITYHOLDERS

We confirm that the attached Macquarie Goodman Group and Macquarie Goodman Industrial Trust Annual Reports were dispatched to Securityholders today.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

22 September 2006

Dear Securityholder

MACQUARIE GOODMAN GROUP – ANNUAL REPORT FOR THE YEAR ENDED 30 JUNE 2006

It is a pleasure to present Macquarie Goodman Group's Annual Report 2006 in its first full financial year since the merger of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust ("MGI") in February 2005. In accordance with regulatory reporting requirements, we also enclose MGI's Annual Financial Report for the year ended 30 June 2006.

Our Group was the top performing listed property trust in 2006 on the S&P/ASX 200 Property Index. We ended the year with a market capitalisation of $9.7 billion, a profit after tax of $500 million, normalised operating earnings of 26.7 cents per security and distributions of 27.5 cents per security. Most pleasing, was the 55.4% total return to Securityholders achieved for the year.

You may have read in the media that Macquarie Bank Limited ("MBL") sold its 7.7% interest in our Group on 24 August 2006. MBL will continue a strong and co-operative relationship with us through our 50:50 funds management joint venture in Asia, Macquarie Goodman Asia.

The strategic relationship formed with MBL in 2000 has been a significant stepping stone to our position as a leading, international industrial property group. It is now appropriate to adopt one brand for our international operations. The benefit of brand recognition by our customers and investors alike is a key component of our strategy.

Mr David Clarke will remain as our Chairman and seek re-election in November. We acknowledge Mr Clarke's vast experience and broad commercial acumen, which has been invaluable to our Group's success over the past six years. We are delighted to continue to draw on these skills.

Thank you for your support and we look forward to another exciting year ahead.

Yours faithfully

Gregory Goodman
CHIEF EXECUTIVE OFFICER

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE GOODMAN GROUP
ANNUAL REPORT 2006

MACQUARIE

A MODEL BUSINESS


develop
manage
own

Contents

2 Chairman's Letter
4 Group Chief Executive Officer's Report
8 Chief Financial Officer's Report
10 Regional View
12 Group Operations
20 Board of Directors and Joint Company Secretaries
24 Corporate Governance
32 Financial Report
33 Directors' Report
49 Lead Auditor's Independence Declaration
50 Income Statements
51 Balance Sheets
52 Statements of Recognised Income and Expense
53 Cash Flow Statements
54 Notes to the Financial Statements
123 Directors' Declaration
124 Independent Audit Report
125 Securities Information
126 Other Managed Funds
127 Investor Relations
128 Glossary
IBC Corporate Directory



11%

GROWTH IN EARNINGS

$500m

PROFIT AFTER TAX

55.4%

TOTAL RETURN TO SECURITYHOLDERS

27.5¢

DISTRIBUTION PER SECURITY

$28.5b

ASSETS UNDER MANAGEMENT

$916m

OF NEW DEVELOPMENTS COMPLETED

850

EMPLOYEES WORLDWIDE

OUR BUSINESS MODEL

Macquarie Goodman Group is an integrated property group that focuses on the ownership, management and development of industrial property and business space throughout Asia Pacific and Europe.

Own
We are long-term owners of industrial property and business space. This means that customers are assured of an ongoing relationship with us.

Develop
We have a significant development programme encompassing sites throughout Asia Pacific and Europe. Our projects are purpose-built to meet the growing needs of our customers as well as our managed funds.

Manage
We do not outsource the management of our properties. We are diligent in meeting the operational needs of our customers and take pride in maintaining our assets to the highest standard. Due to our attention to detail and dedicated service, we achieve high occupancy rates and customer loyalty.


own
develop
manage
CUSTOMER SERVICE MODEL


David Clarke, AO | Chairman

A WORKING MODEL



Dear Securityholder

It is a pleasure to present Macquarie Goodman Group's Annual Report 2006 in its first full financial year since the merger of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust in February 2005.

At the time of the merger, we said the Group would deliver a stable earnings base with an attractive long term growth profile, allowing us to remain focused on the ownership and management of a high quality industrial property and business space portfolio. Further, we believed the merged group would provide the flexibility to pursue expansion opportunities in Australia, New Zealand, Asia and beyond.

I am pleased to announce that we are achieving these objectives. Over the past year, we have established an Australian wholesale fund and a Hong Kong wholesale fund and expanded our business into Europe through the acquisition of two like-minded businesses, Arlington Securities Ltd and Eurinpro International SA.

The objective of our team is to position the Group for strong growth from a stable base. This resulted in the Group being the top performing listed property trust in 2006 on the S&P/ASX 200 Property Index. Ending the year with a market capitalisation of $9.7 billion, the Group reported a profit after tax of $500 million with normalised operating earnings of 26.7 cents per security and distributions of 27.5 cents per security. Most pleasing, was the 55.4% total return to Securityholders achieved for the year.

Expanding our proven Customer Service Model into Asia and Europe means Securityholders now enjoy the benefits of investing in a truly international business. However, our success this year stems from remaining true to our core business – a low risk stable operation. The majority of our earnings are recurring, predictable and Australian sourced.

Our focus on long-term relationships with our customers is reflected in our continuing high retention rates and is the basis of much of our overseas expansion. Existing customers are increasingly turning to us to provide global real estate solutions for them.

Opportunities for Securityholders to participate in the growth of the Group were offered through an institutional placement and a security purchase plan at $5.10 and $5.03 per security respectively. Further, the Distribution Reinvestment Plan enabled Securityholders to reinvest their distributions at a discount. The value of those opportunities quickly became evident with the security price reaching $6.00 at 30 June 2006.

The Board experienced a number of changes with the resignation of Lynn Wood and Patrick Allaway and the appointment of James Sloman.

We are grateful for the enormous contribution of Lynn and Patrick and we welcome James, who brings over 30 years of property experience to the Board.

With the Group's significant progress during the year, the Board took a controlled and planned approach in evaluating the corporate transactions presented by senior management. Each transaction was analysed at length to establish the best outcome for Securityholders. Further, we actively managed the risks associated with the Group's increasingly global presence while seeking to maximise Securityholder value.

The Board remains focussed on delivering the benefits of our strong business model to customers and Securityholders, keeping them fully informed through transparent and thorough reporting and ensuring our high corporate governance principles are maintained.

On behalf of the Board, I would like to thank our Securityholders, customers and team for their support over the year. I am sure we are all looking to the future of Macquarie Goodman Group with great confidence.

Yours faithfully

David Clarke, AO
Chairman



JVC | France



Talavera Corporate Centre | Australia

SECURITYHOLDER HIGHLIGHTS

	2006	2005
Distribution per security (¢)	27.5	25.9[1]
Earnings per security (¢)	26.7[1]	24.0[1]
Profit attributable to Securityholders ($M)	500.1	66.7
Total assets ($M)	6,753	5,142
Assets under management ($B)	28.5	7.0
Net tangible assets per security ($)	1.73	2.15
Gearing (%)	32.2	36.2
Security price ($)	6.00	4.08
Market capitalisation ($B)	9.7	5.7

(1) Normalised distributions and earnings.



Gregory Goodman | Group Chief Executive Officer

A GLOBAL PERSPECTIVE

Macquarie Goodman Group experienced an evolutionary year in 2006. The success of our Customer Service Model in Australia, New Zealand and Singapore provided a natural progression to exploit other overseas markets. We also satisfied increasing demand from our customers to provide global solutions for their property requirements.

The Group capitalised on external factors such as strong investment demand, buoyant rental markets and the emergence of sophisticated real estate products globally. In more fragmented markets, these conditions allowed us to establish our Customer Service Model early in the developmental phase.

The benefits of our activities during 2006 delivered a total return to Securityholders of 55.4%. This return is calculated based on distributions of 27.5 cents per security and a closing security price of $6.00 for the year.

Group Operations

Our key strength is the combination of property investment, services, development and capital management. We believe that combining these business operations strengthens them individually and helps reduce risk.

Further, the retention and recruitment of highly skilled property professionals in all our operations continues to drive our success. It is the quality of our people that truly defines our business.

Property Investment

Our Australian activities continue as the foundation of our business and underpin our financial security. The Group's total property investment portfolio contributed 77% of earnings before interest and tax.

The direct portfolio, which now stands at 86 properties valued at $3.8 billion, experienced solid growth with 368,248 sqm of space leased. This converted to $41.5 million in rent per annum and a 3.0% increase on passing rentals. Demand is driving these positive figures with a current market shortage of high quality, existing and purpose-built stock for large distribution, transportation and logistics companies.

Significantly, the occupancy rate was maintained at 98% and customer retention stood at 80%. The weighted average lease term equated to 5.0 years with 39% of our income derived from our top 25 customers. Revaluations of 75 properties added $113.5 million to the previous book values, representing an increase of 3.8%.

Although market conditions have been buoyant, these strong figures also confirmed the effectiveness of our customer-centric approach and ability to nurture long-term relationships with our customers.

Distributions from our cornerstone investments in our New Zealand and Singapore listed property funds and Australian, Hong Kong and European wholesale funds supplemented income from direct real estate.

Our cornerstone investments in our third party funds assist in aligning the interests of all stakeholders.

Services

Our funds management platform was significantly expanded through the establishment of wholesale funds in Australia and Hong Kong, the acquisition of businesses in Europe and the excellent performance of our New Zealand and Singapore listed property funds. Total assets under management reached $28.5 billion, representing a 310% rise on 2005.

Wholesale Funds

We identified opportunities to create specialist property funds to satisfy increasing demand from local and international institutions for direct real estate investments. The creation of wholesale funds in Australia and Hong Kong allowed us to utilise our balance sheet more effectively, generate additional revenue streams and retain customer relationships.

The Australian wholesale property fund was launched in December 2005. The fund has an industrial portfolio of 47 properties valued at $1.2 billion, translating to 20% growth since inception. Along with our joint venture partner in Asia, Macquarie Bank Limited, we established the Hong Kong wholesale fund in April 2006. It has a prime industrial portfolio of eight properties worth $0.8 billion.

We retained cornerstone investments in both wholesale funds with an investment of $189 million or 30% in the Australian fund and $102 million or 17% in the Hong Kong fund.



Uxbridge Business Park | England



Air New Zealand House | New Zealand





Hamilton Sundstrand Building | Singapore



GreystanesPark | Australia

We will work with our equity partners to enhance the funds' portfolios through the introduction of newly developed product and accretive acquisitions.

Acquisitions

The acquisition in December 2005 of Arlington Securities Ltd ("Arlington") in the United Kingdom was an opportunity to obtain a like-minded business to create a basis for our European operations. Funded via the recycling of amounts raised from the establishment of the Australian wholesale fund, the net acquisition price was $456.9 million.

With 260 staff, Arlington has grown in recent years to be a leading independent property investment manager with direct and indirect assets under management totalling $19.1 billion. Since we acquired the business, it has grown by 16% resulting from the solid performance of its wholesale funds and the increase in direct and indirect client mandates. The capabilities in direct and indirect investment management demonstrate our depth of experience in European capital markets.

The further acquisition of European logistics property developer Eurinpro International SA ("Eurinpro") in June 2006 formed the ideal European logistics development platform with its operations spanning 10 countries, over 90 skilled employees and track record of approximately $1.4 billion of completed projects.

The net acquisition price of $705.3 million was funded through an institutional placement and a security purchase plan, together with a $171 million issue of escrowed securities to the owners of Eurinpro.

Importantly, the culture and customer service philosophies of both Arlington and Eurinpro mirrored those of our Group.

The acquisitions provided instant scale and the gateway to penetrate our Customer Service Model into major European markets. We are now in a position to service a vast range of customers in a wider variety of locations. This in itself provides further opportunities for growth as demand increases from our customers who operate on an international basis.

Two logistics parks in France were secured for a total consideration of $92.6 million to form part of a seed portfolio for a proposed European logistics fund. The acquisition of Eurinpro also provides potential opportunities for the proposed European fund. The establishment of this fund forms a major initiative for the Group during 2007.

Listed Property Funds

In New Zealand, the quality, scale and tenure of our listed property fund's portfolio was greatly improved with the acquisition of nine properties totalling $285.6 million, eight of which were contributed by the Group. The acquisition assisted in increasing the fund's total assets by 91.9% to over $0.8 billion. Currently ranked as the second largest listed property trust and one of the top 25 entities on the New Zealand Exchange, the fund is now New Zealand's premier industrial property and business space group.

The acquisition also contributes to a projected 3.4% increase in distributions for the next financial year. It was partially funded via a $92.3 million institutional placement and direct placement to the Group for $39.6 million, which maintained our cornerstone investment of 29%.

In another notable year, our Singapore listed property fund produced a 76% increase in gross revenue and acquired 28 properties for a total consideration of $543.0 million, which took its total assets to $2.4 billion. This assisted in delivering a 22.2% increase in distributions to its investors.

The Singapore fund introduced development capabilities for the first time through the precommitment of two facilities under Singapore's warehouse retail scheme, with a total end value of $109 million. These capabilities provide an additional avenue of growth to facilitate the further expansion of the fund.

The figures for the New Zealand and Singapore listed property funds are as at their financial year end of 31 March 2006.

Development

Our development business continues to thrive with the completion of $916 million of development projects at an initial yield of 8.5% and an average lease term of 6.7 years. A further $1.6 billion in new lease commitments were secured, providing an initial yield of 8.1% and an average lease term of 7.6 years.

Most of our major customers operate in the transport and logistics sector. It is anticipated that these customers will continue to represent a large proportion of our development programme moving forward.

This sector has seen prolific merger and acquisition activity as logistics groups seek to achieve size and diversity to maximise economies of scale. To achieve synergistic growth through consolidation in established markets, these customers are focusing on emerging economies as a significant sector of future growth. The identified target regions for the logistics groups are central and eastern Europe, together with the expanding Asian economies.

We believe the Group is well positioned to take advantage of these changing dynamics within the transport and logistics industry with our sizeable landbank and international capabilities.

Capital Management

We have capitalised on the global investment demand for real estate by packaging property in different regions. We have continuously recycled the Group's capital base and created an additional revenue stream through the management of specialist property funds.

Our gearing level remains conservative at 32.2%, which is below our target range of 35% to 40%. You will find details of our capital management strategy in our Chief Financial Officer's Report on pages 8 and 9 of this Annual Report.

Outlook

In 2005, principally the strong organic growth of our stabilised assets and development portfolio coupled with the expansion of our funds management platforms both locally and internationally, produced an increase in earnings per security of 11% for the year.

Looking forward, we remain committed to our proven Customer Service Model. We will continue the robust management of our direct property portfolio and cornerstone investments as well as grow our earnings stream from the active management component.

We have positioned the Group to expand into markets where our core strengths in property investment, services, development and capital management can be successfully deployed to maximise return on investment and minimise risk to all stakeholders.

We will undertake new initiatives that complement our business, such as launching a European logistics fund, and the balance sheet is strongly positioned to support these business goals.



Gregory Goodman
Group Chief Executive Officer

To accommodate the adoption of Australian equivalents to International Financial Reporting Standards (AIFRS) and ensure that the Annual Report is not too voluminous, the property portfolio summary and related information are now contained in a separate electronic document available at www.macquariegoodman.com/property, or by calling us on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia).

EARNINGS BY BUSINESS SEGMENT[1]

PROPERTY INVESTMENT	77%
DEVELOPMENT	13%
MANAGEMENT SERVICES	10%



[1] Earnings before interest and tax.


Anthony Rozic I Chief Financial Officer

MANAGING CAPITAL WISELY

By managing our capital efficiently, we create the foundation on which our business model can thrive and deliver results to customers and Securityholders alike.

We aim to enhance the balance sheet through the proactive management of debt and equity. An example is the efficient recycling of assets which involves developing properties and subsequently moving them off the balance sheet into third party funds. This provides the funding to begin the cycle again and expand the business platform.

Debt management activities during the year included the successful completion of the $1.4 billion Syndicated Multi-currency Facility ("SMCF"). This added flexibility and assisted in simplifying the structure of the Group's debt.

In addition, equity raising activities included an institutional placement, a security purchase plan and the operation of the Distribution Reinvestment Plan. This resulted in the level of gearing remaining below our policy band of 35% to 40%.

Prudent financial risk management continued with interest rates being fixed for up to 10 years. We hedged the majority of our expected overseas earnings over a rolling three year period. This allowed us to reduce the volatility of earnings that could occur from fluctuations in interest rates and foreign currencies.

The strength of the Group's balance sheet allowed us to mitigate foreign currency impact as assets and liabilities in foreign currency could be offset against each other.

This measured approach to capital management is an important part of our overall strategy. It is the secure base that supports the entrepreneurial nature of our business model and future growth plans.

Anthony Rozic
Chief Financial Officer

FUNDING DIVERSIFICATION

RESET PREFERENCE UNITS	2%
CMBS[1] – SECURED	28%
OVERSEAS – SECURED	34%
SMCF – SECURED	36%



[1] Commercial Mortgage Backed Securities

CURRENCY MIX OF DEBT

UNITED STATES DOLLARS	1%
HONG KONG DOLLARS	5%
BRITISH POUNDS STERLING	6%
SINGAPORE DOLLARS	7%
NEW ZEALAND DOLLARS	13%
EUROS	28%
AUSTRALIAN DOLLARS	40%



INTEREST RATE HEDGING PROFILE


2,500 $M
2,000
1,500
1,000
500
0
% 6
5
4
3
2
1
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

■ Notional principal amount of debt hedged —◆— Fixed interest rate (per annum)



Regional View

Group



Gregory Goodman

Group Chief
Executive Officer

Asia Pacific



David van Aanholt

Chief Executive Officer
Australia and Asia



John Dakin

Chief Executive Officer
New Zealand

Europe



Jeff Pulsford

Chief Executive Officer
Arlington Securities Ltd



Danny Peeters

Chief Executive Officer
Eurlnpro International SA

Europe

$19.1b

assets under management


Glasgow
Amsterdam
Warsaw
Reading
London
Eindhoven
Langenfeld
Brussels
Luxembourg
Paris
Milan
Madrid

	AUSTRALIA	NEW ZEALAND	SINGAPORE[1]	CHINA/ HONG KONG[2]	EUROPE	TOTAL
PEOPLE	251	47	20	162	370	**850**
TOTAL ASSETS UNDER MANAGEMENT ($B)	5.2	1.0	2.4	0.8	19.1	**28.5**
BUSINESS SPACE UNDER MANAGEMENT ($B)	5.2	1.0	2.4	0.8	9.5	**18.9**
BUSINESS SPACE PROPERTIES UNDER MANAGEMENT	132	28	67	8	301	**536**
CUSTOMERS	548	736	739	167	898	**3,088**
ACTIVE DEVELOPMENTS (SQM) (000)	785	120	109	32	1,418	**2,463**

(1) Joint venture with Ascendas Land (Singapore) Pte Limited.
(2) Joint venture with Macquarie Bank Limited.

MANAGING NEW MARKETS



Shanghai
Hong Kong
China/Hong Kong
$0.8b
assets under management[2]
Singapore
Singapore
$2.4b
assets under management[1]
New Zealand
$1.0b
assets under management
Auckland
Brisbane
Sydney
Adelaide
Melbourne
Australia
$5.2b
assets under management

● Our offices
(Representative offices in New York and Tokyo not shown)

APPLYING THE SKILLS



“We utilise the resources of the wider Macquarie Goodman Group to source, develop and manage Macquarie Goodman Wholesale Fund's Australian property portfolio. We also actively leverage off the Group's joint venture relationships and Customer Service Model to grow the fund's investment returns.”

Richard Wilson

Wholesale Fund Manager Australia

TOTAL PROPERTY INVESTMENTS

DIRECT PROPERTY PORTFOLIO	$3.8B
CORNERSTONE INVESTMENTS	$0.7B
WAREHOUSED ASSETS	$0.1B



Macquarie Goodman Group has two types of property investment. We have a $3.8 billion direct portfolio of industrial property and business space, which is held on our balance sheet. Secondly, we have strategic cornerstone investments in our major third party managed funds in Australia, New Zealand, Hong Kong, Singapore and Europe. These cornerstone investments are valued at $0.7 billion.

SATISFYING OUR CUSTOMERS



"The property services team is the engine room of the business. We ensure that our properties are well maintained and presented so that our customers' needs are satisfied. Achieving these goals ensures that our properties enjoy high occupancy rates and that income and capital returns are maximised."

Lisa Li

Portfolio Leasing Manager Hong Kong

TOTAL ASSETS UNDER MANAGEMENT

HONG KONG	**$0.8B**
NEW ZEALAND	**$1.0B**
SINGAPORE	**$2.4B**
AUSTRALIA	**$5.2B**
EUROPE	**$19.1B**



Providing our customers with the best possible service is an essential component of our Customer Service Model. This means diligently managing the property portfolios to ensure high occupancy and customer retention rates. Ultimately, this delivers stable income streams to Securityholders and potential for capital growth.

SUPPLYING QUALITY PRODUCT



"We believe that a tailor-made, total approach to industrial property and business space gives our customers a competitive edge. That's why more and more companies are putting their trust in our services for the development of their corporate homes."

Christian Bischoff

Country Manager
Germany

COMPLETED DEVELOPMENTS (NLA)



600 SQM (000)
500
400
300
200
100
0
2003
2004
2005
2006

Our extensive development portfolio now spans from Asia Pacific to Europe. Combined with our in-house development capabilities, this means we can partner with our customers to provide purpose-built, functional property solutions to meet their specific requirements internationally.

MAKING CAPITAL WORK



“As a larger group with a robust balance sheet, we have an increased ability to access capital on favourable terms. Working within the parameters of a well established and disciplined risk management framework, we have the capacity to fund investments on a cost effective, flexible and timely basis. This is a key advantage in the competitive market for high quality assets.”

James Cornell

Treasurer
United Kingdom

CAPITAL MANAGEMENT STATISTICS


80 %
70
60
50
40
30
20
10
0
-10
-20
INCREASE IN SECURITIES ON ISSUE
DECREASE IN GEARING
INCREASE IN MARKET CAPITALISATION

Prudent capital management provides the foundation to support the entrepreneurial nature of our business. We manage interest rate and currency risk through extensive hedging. We continually recycle our capital by selling assets into third party platforms, using the proceeds to invest in more assets to start the cycle again. This also creates additional revenue through management services to those funds.

Board of Directors and Joint Company Secretaries

DIRECTORS



Mr David Clarke, AO

Chairman
Appointed 26 October 2000

David was educated at Sydney University (BEcon (Hons)) and Harvard University (MBA) and holds an honorary degree of Doctor of Science in Economics from Sydney University (Hon DScEcon). David has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He has extensive experience as a chairman and is currently Chairman of Macquarie CountryWide Management Limited (since 22 June 1995), Macquarie Office Management Limited (since 30 June 1987) and Macquarie ProLogis Management Limited (since 15 April 2002). He is also Chairman of McGuigan Simeon Wines Limited (since 27 November 1991), the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund, the Territorial Headquarters and Sydney Advisory Board of the Salvation Army, the Sydney University Football Club Foundation and The George Gregan Foundation. He is a member of the Investment Advisory Committee of the Australian Olympic Foundation, Harvard Business School Asia Pacific Advisory Committee, Seoul International Business Advisory Council, Clayton Utz Foundation, Bloomberg Asia Pacific Advisory Board, Board of the Centre for the Mind and a director of Corporate Governance Committee of the Australian Institute of Company Directors.



Dr David Teplitzky

Independent Deputy Chairman
Appointed 21 November 1990

David has a PhD and honours degree in Engineering and a Bachelor of Science. He is a retired Regional Director of American Cyanamid Company and the former Managing Director of Cyanamid Australia, Formica Australia Limited and Lederle Pharmaceuticals Limited. David is a member of both the Audit and the Remuneration and Nomination Committees of Macquarie Goodman. He is Chairman of the Board of a US- based computer memory research company Symetrix Corporation and a director of the listed company, HiTec Energy Limited (since 18 March 2002). David has been active for many years in venture capital and high-technology companies in Australia and South East Asia as a consultant and director.



Mr Gregory Goodman

Group Chief Executive Officer
Appointed 7 August 1998

Gregory is the Group Chief Executive Officer of Macquarie Goodman Group and is responsible for its global operations and implementation of its strategic plan. He has 24 years of experience in the property industry with significant expertise in the industrial property and business space arena. Gregory co-founded Macquarie Goodman Industrial Trust and played an integral role in establishing its position as the largest industrial property trust on the Australian Stock Exchange. He oversaw the merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited to create Macquarie Goodman Group and managed its progression as a leading, international industrial property group.



Mr Ian Ferrier, AM

Independent Director
Appointed 1 September 2003

Ian is a co-founder of Ferrier Hodgson. He is a Fellow of The Institute of Chartered Accountants in Australia and has 42 years of experience in company corporate recovery and turnaround practice. Ian is also a director of a number of private and public companies. He is currently Chairman of InvoCare Limited (since 8 March 2001) and Australian Oil Limited (since 2 May 2005) and a director of McGuigan Simeon Wines Limited (since 20 November 1991) and Reckon Limited (since 17 August 2004). He was previously a director of MIA Group Limited (between 27 October 2003 and 30 September 2004). His experience is essentially concerned with understanding the financial and other issues confronting companies which require turnaround management, analysing those issues and implementing policies and strategies which lead to a successful rehabilitation. Ian has significant experience in property and development, tourism, manufacturing, retail, hospitality and hotels, infrastructure and aviation and service industries.



Mr Patrick Goodman

Non-Executive Director
Appointed 14 April 1998

Patrick is the Managing Director of the Goodman Holdings Group, which is a major investor in Macquarie Goodman Group. The diversified interests of the Goodman Holdings Group initially focused on direct and indirect property development and have expanded to include the management of a diverse portfolio across sectors covering aviation, food, rural, private and listed equity, infrastructure and financial services throughout Australasia. Patrick is also a director of a number of property investment and management companies both in Australia and New Zealand. During his 26 year career, Patrick has had considerable public and private company experience in both New Zealand and Australia.



Mr John Harkness

Independent Director
Appointed 23 February 2005

John is a Fellow of The Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He was a partner of KPMG for 24 years and National Executive Chairman for five years. Since retiring from KPMG in June 2000, John has held a number of non-executive director roles. He is currently Chairman of Lipa Pharmaceuticals Limited (since 17 June 2004), ICA Property Development Funds, Helmsman Capital Fund and Sydney Foundation for Medical Research. John is a director of Macquarie CountryWide Management Limited (since 18 August 2003) and Crane Group Limited (since 1 September 2000). From 13 March 2003 until 19 January 2004, he was a director of BresaGen Limited. John is President of Northern Suburbs Rugby Football Club Limited and a member of the Territorial Headquarters and Sydney Advisory Board of the Salvation Army.

Board of Directors and Joint Company Secretaries (cont)

DIRECTORS (CONT)



Mr James Hodgkinson[1]

Non-Executive Director
Appointed 21 February 2003

James is an Executive Director of Macquarie Bank Limited and Co-head of Macquarie Bank Group's Real Estate Capital Division. His responsibilities include Macquarie Bank's interest in Macquarie Goodman Asia Joint Venture and included Macquarie Bank's investment in Macquarie Goodman Group until the recent sale of those securities. James was also Chief Executive Officer of Macquarie Industrial Trust for six years prior to that trust's merger with Macquarie Goodman Industrial Trust. He is a director of Ascendas-MGM Funds Management Limited, Macquarie Goodman (NZ) Limited and Macquarie Goodman Hong Kong Wholesale Fund. James has previously been an alternate director of Macquarie CountryWide Management Limited (from 9 May 2001 to 17 November 2004), Macquarie Leisure Management Limited (from 12 June 2002 to 26 November 2004), Macquarie DDR Management Limited (from 8 October 2003 to 18 March 2005 and as a director from 19 August 2002 to 10 October 2003) and Macquarie ProLogis Management Limited (from 24 May 2002 to 9 June 2006). He has a Bachelor of Economics, is a Certified Practising Accountant and is a Fellow of the Australian Property Institute. James has over 19 years of experience in property funds management, investment banking and chartered accounting.

[1] Mr James Hodgkinson was appointed as an Alternate Director to Mr David Clarke on 21 February 2003. He was appointed a Director on 14 June 2005.



Ms Anne Keating

Independent Director
Appointed 23 February 2005

Anne was the General Manager, Australia for United Airlines from 1993 to 2001. She was previously a director of Insurance Australia Group Limited (between 19 June 2000 and 10 November 2004 and prior to the demutualisation of NRMA, a director of NRMA Insurance Limited for four years). Anne is now a professional director with board positions in a range of industries including advertising, property, construction and banking. She is on the boards of Macquarie Leisure Management Limited (since 30 March 1998), Macquarie Leisure Operations Limited (since 28 April 2003), STW Communications Group Limited (since 17 May 1995) and Spencer Street Station Redevelopment Holdings Limited. Anne is also a member of the Advisory Council of ABN AMRO Australia and New Zealand.



Mr James Sloman, OAM

Independent Director
Appointed 1 February 2006

James has over 30 years of experience in the building and construction industries in Australia and overseas, including experience with Sir Robert McAlpine & Sons in London and Lend Lease Corporation in Australia and as Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games ("SOCOG") from 1997 to 2001. He is currently the Chief Executive Officer and a director of MI Associates Pty Limited, a company established by him and comprising some of the leading members of the former SOCOG senior management team. MI Associates has recently commenced work with the London Organising Committee for the Olympic Games following its work on London's winning bid for the 2012 Olympic Games. With his range of experience, James brings significant expertise to Macquarie Goodman Group.

JOINT COMPANY SECRETARIES



Mr Stephen Girdis

Alternate Director for Messrs David Clarke and James Hodgkinson
Appointed 21 February 2003

Stephen is an Executive Director of Macquarie Bank Limited and the Global Head Macquarie Real Estate. He is a director of Macquarie DDR Management Limited (since 18 March 2005 and previously as an alternate director between 8 October 2003 and 18 March 2005) and Macquarie ProLogis Management Limited (since 21 March 2005 and an alternate director between 24 May 2002 and 21 March 2005). Stephen was previously a director of Macquarie Leisure Management Limited (between 7 August 2003 and 18 May 2005) and previously an alternate director of Macquarie CountryWide Management Limited (between 16 August 1999 and 16 June 2005) and Macquarie Office Management Limited (between 16 August 1999 and 1 June 2005). He has over 24 years of experience in chartered accounting, property finance, funds management and investment banking and is an Associate of both The Institute of Chartered Accountants in Australia and the Securities Institute of Australia. Stephen is also a director of Macquarie Capital Partners LLC, Macquarie's global real estate investment banking joint venture.



Ms Carolyn Scobie

Group General Counsel and Joint Company Secretary
Appointed 25 June 1999

Carolyn is the Group General Counsel and Joint Company Secretary of Macquarie Goodman Group. She is directly responsible for the company secretarial and corporate legal activities of the Group. Carolyn also oversees all legal matters relating to property and compliance. She has over 16 years of legal experience in corporate and commercial property areas including three years within the legal profession and six years as in-house Counsel with Kumagai Australia Group. Carolyn holds a Masters of Arts from Sydney University, a Bachelor of Arts/ Bachelor of Laws from the Australian National University and a Graduate Diploma in Company Secretarial Practice. She is a member of Chartered Secretaries Australia.



Mr Mark Alley

Joint Company Secretary
Appointed 6 August 1999

Mark is the Joint Company Secretary of Macquarie Goodman Group. He has over 26 years of experience in finance, property investment and development in Australia, New Zealand, Asia and Europe. Previously, Mark was the Group Financial Controller of Ipoh Limited and before that the Finance Director of a private group of property companies. He holds a Bachelor of Commerce and Administration from Victoria University of Wellington, New Zealand. Mark is also a Fellow Certified Practising Accountant with CPA Australia.

Corporate Governance

Introduction

Corporate governance is the system by which companies are directed and managed. It influences how the objectives of the Macquarie Goodman Group ("Group") are set and achieved, how risk is monitored and assessed and how performance is optimised.

The Group has adopted an overall corporate governance framework that is designed to meet best practice and recognises that an effective corporate governance culture is critical to success. We have designed and implemented a substantial range of governance initiatives, described in detail below, and we believe that our corporate governance systems are robust and effective. At all times, we strive to achieve governance outcomes which effectively balance the needs of the Group, its stakeholders, regulators and the market.

The corporate governance statement below outlines the ways in which the Group has met the Australian Stock Exchange ("ASX") Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations. Any departures to implementation of the ASX Corporate Governance Council Recommendations are described in the statement.

The Board

The Group is the combined entity produced by the stapling in February 2005 of Macquarie Goodman Management Limited ("MGM") and Macquarie Goodman Industrial Trust ("MGI"). The Boards of MGM and Macquarie Goodman Funds Management Limited ("MGF"), as the Responsible Entity for MGI, meet jointly as the Board of the Group.

As a result of the merger, both Boards comprise the same Directors. The Board is comprised of a majority of Independent Directors and is chaired by Mr David Clarke.

The Directors bring a wide range of skills and experience to the task. We believe that this diversity strengthens the Board and enables it to bring critical judgement and independent assessment to the oversight of the Group's business.

The Board is responsible for all aspects of the management of the Group and has ultimate responsibility for its corporate governance practices. The Board plays an integral role in ensuring the safe stewardship of the Group. Over the past year, the Group has engaged in a number of significant corporate transactions and the input of the Board on these matters has been highly valued.

The Board has adopted a charter that is focused on giving direction and the exercise of critical but independent judgement in setting the Group's objectives and overseeing their implementation. A copy of the charter is published on the Group's website.

The Board's functions include:

(a) appointment of the Group's Chief Executive Officer;

(b) setting strategic direction;

(c) reviewing progress on strategy;

(d) developing key policies which impact on the Group;

(e) approving strategic alliances;

(f) monitoring organisational performance against set targets;

(g) ensuring compliance with statutory, financial and social responsibilities; and

(h) ensuring business risks are appropriately identified and managed.

Directors are provided with comprehensive Board papers in advance of meetings to enable full and informed participation in Board meetings.

The Board monitors management's performance on behalf of Securityholders and is engaged with management to ensure the appropriate development and execution of the Group's strategy. The Board has developed a statement of delegated authority to management. This delegated authority stipulates which matters are dealt with by the Board and which matters are the responsibility of management. It includes areas such as finance, corporate matters and property transactions. The statement also identifies the financial limits which relate to each level of authority and the relevant authority holder.

Mr David Clarke was appointed as a Non-Executive Director and the Chairman of the Board in October 2000. He is also the Chairman of Macquarie Bank Limited, until recently an 8% holder of the Group's securities and an entity with which the Group has other relationships. For that reason, he is not currently considered to be "independent" for the purposes of the ASX Corporate Governance Guidelines.

Mr David Clarke brings extensive experience and in-depth knowledge to the role of Chairman as well as skills and experience in the fields of finance, corporate advisory and accounting.

Mr Clarke's experience and skills, along with his unquestioned independence of judgement in these matters, are invaluable. The Group does not believe that the introduction of an independent Chairman would adequately compensate it for the loss of Mr Clarke's valuable contributions as Chairman. The Group has adopted a number of practices to further strengthen corporate governance. Such measures include the separation of the roles of Chairman and Group Chief Executive Officer, the delegation of some Board functions to committees in which the Chairman does not participate and a majority of Independent Directors on the Board who meet at least annually without executives or the non-independent Directors.

The Chairman's role as leader of the Board includes ensuring that the Board functions as an effective and cohesive group as well as working with the Group Chief Executive Officer to determine the strategic direction for the Group. The Chairman establishes high standards of corporate governance together with taking an indispensable role in strategic development and leadership. The role also includes formulation of the Board meeting agendas and papers and management of Board meetings to ensure the best performance of each participant. The Chairman acts as a representative of, and spokesperson for, the Board.

The Board comprises a majority of Independent Directors. The Board became a majority independent Board from 1 February 2006 with the appointment of Mr James Sloman. The composition of the Board as at 30 June 2006 is shown below. Please refer to page 34 in the Directors' Report for details of each Director's attendance at meetings during the year.

Name	Description	Independent	
		Yes	No
Mr David Clarke[1]	Chairman		•
Dr David Teplitzky[2]	Independent Deputy Chairman	•	
Mr Gregory Goodman	Group Chief Executive Officer		•
Mr Ian Ferrier	Independent Director	•	
Mr Patrick Goodman	Non-Executive Director		•
Mr John Harkness[3]	Independent Director	•	
Mr James Hodgkinson[1][4]	Non-Executive Director		•
Ms Anne Keating	Independent Director	•	
Mr James Sloman	Independent Director	•	

[1] Mr Stephen Girdis is an Alternate Director for Messrs David Clarke and James Hodgkinson. Mr Girdis is a Non-Executive Director.

[2] Dr David Teplitzky was appointed to the Board of Tridan Pty Limited in 1990. Tridan Pty Limited subsequently changed its name to Macquarie Goodman Management Limited. Dr Teplitzky has only worked with the current management team of the Group since 1998.

[3] Mr John Harkness was previously a partner of KPMG. Mr Harkness was a partner of KPMG whilst it was engaged to conduct the audit of the Group's entities, however, he was not involved in those audits.

[4] Mr James Hodgkinson was appointed as Alternate Director to Mr David Clarke on 21 February 2003. He was appointed a Director on 14 June 2005.

Performance Review

The Board reviews its performance and that of its committees every two years. An assessment of the performance of each of the Boards of MGM and MGF was conducted during the year ended 30 June 2006. The process for conducting this review consists of each Directors completing a self-assessment questionnaire, which also elicits comments and key issues the Director wishes to raise at that time. The Chairman meets with each Director individually to discuss their Board participation.

The questionnaires completed by the Directors cover the following matters:

(a) Board contribution to developing strategy and policy;

(b) interaction between the Board and management;

(c) Board processes to monitor business performance and compliance, control risk and evaluate management;

(d) Board composition and structure; and

(e) operation of the Board including the conduct of Board and Committee meetings.

The next formal review is scheduled to occur prior to 30 June 2008.

Group Chief Executive Officer

The Group Chief Executive Officer is Mr Gregory Goodman. The terms, conditions and responsibilities of his role are established in a formal deed between Mr Goodman and the Group. Mr Goodman's role as Group Chief Executive Officer is to support and encourage his management team to deliver the strategy developed by the Board and management. His role involves an intimate knowledge of all aspects of the business, communication of operational results to the Board, and communication of strategy to the Board, the management team and other stakeholders.

Performance Review (cont)

The roles of Chairman and Group Chief Executive Officer have been separated. This separation avoids concentrations of influence and increases accountability to stakeholders.

The Directors

The Group uses formal letters of appointment for Directors in order to ensure that the Directors clearly understand the Group's expectations of them. Each letter outlines the terms of the Director's appointment and includes matters such as their powers and duties, attendance at meetings, remuneration, Board committees, induction and continuing education, disclosure of interests and circumstances where their office becomes vacant. Please refer to pages 46 and 47 in the Directors' Report for the skills and experience of each of the Directors.

In respect of tenure, Non-Executive Directors are subject to re-election by rotation at least every three years and new Directors appointed to the Board are required to seek election at the first annual general meeting of Securityholders following their appointment.

The Group has clarified the standards of ethical behaviour expected of Directors, key executives and employees and requires the observance of those standards.

The Group requires Directors to hold securities with a value equivalent to 25% of their remuneration. Trading blackouts will affect the rate at which securities are acquired.

The Group has a formal policy allowing Directors to take independent legal advice at the Group's expense should they believe it necessary for the adequate performance of their role.

The Company Secretaries are always available to the Directors to provide them with information or clarification as required.

Together with letters of appointment, all new Directors are provided with a substantial information pack regarding the operations of the Group, including key company policies and guidelines, constitutions for MGM, MGF and the principal trusts and the relevant compliance plans.

All members of the senior executive team are available to discuss any questions or issues with Directors to enable them to participate fully and actively in Board decision-making at the earliest opportunity. These senior executives also present information at Board meetings in order to provide the Directors with unfettered access to all relevant information and the ability to candidly question senior management in relation to any matter they deem necessary.

Directors are provided with tours of the properties of the Group, both within Australia and overseas. Tours are also conducted prior to the completion of key acquisitions.

Directors and senior executives are also encouraged to participate in further education relevant to their roles. The Group reimburses the costs of further education which is relevant to the Director's or executive's role in the Group.

Joint Company Secretaries

The Company Secretaries of the Group are Ms Carolyn Scoble and Mr Mark Alley. Their biographical details appear on page 48 in the Directors' Report.

Executive Confirmations

The Group Chief Executive Officer and the Chief Financial Officer are required to confirm to the Board in writing that the Group's financial reports present a true and fair view, in all material respects, of the Group's financial condition and operational results and are in accordance with relevant accounting standards.

The Group Chief Executive Officer and the Chief Financial Officer have also provided the Board with written confirmation that, to the best of their knowledge and belief:

(a) the statement given to the Board on the integrity of the Group's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and

(b) the Group's risk management and internal compliance and control system are operating efficiently and effectively in all material aspects.

These statements are based on a Group-wide and broad ranging series of annual and quarterly confirmations from senior executives and department heads in relation to the financial integrity, risk management and internal compliance and control system within each department.

Independent Decision-making

The Board has adopted policies which require the independence of Directors to be assessed annually and that Directors inform the Chairman prior to accepting any other board appointments offered to them. Directors are required to confirm their ability to adequately perform their role on an annual basis. The Group is an increasingly complex entity with a sophisticated Board. The Directors bring independent thinking and judgement to the Board, which is focussed on adding value to the Group.

The Independent Directors have also formed an Independent Directors' Committee which meets during the year without management present to discuss relevant issues.

Criteria for Assessing Independence

The Group has assessed its Directors for independence using the definition of independence provided in the ASX Corporate Governance Guidelines.

The Board considers that a material professional adviser or material consultant is one that derives more than 5% of their revenue from the Group. The Board also considers that a substantial Securityholder, for the purpose of assessing independence, holds more than 10% of the Group's securities but also has regard to other relationships that the Securityholder may have with the Group.

The Committees

Effective risk management is a fundamental part of the Group's business strategy and is central to protecting Securityholders' interests. The Group operates within overall guidelines and specific parameters set by the Board. The Board has established a number of committees to assist in the exercise of its functions and duties and to ensure that all risks are monitored. A summary of the work of the committees is set out below:

Audit Committee

The Audit Committee operates under a formal charter, a copy of which is published on the Group's website.

The purpose of the Audit Committee is to assist the Board to fulfil its legal and corporate governance responsibilities in relation to the:

(a) financial reporting principles and policies, controls and procedures;

(b) integrity of the Group's financial statements, independent external audit and the Group's compliance with legal and regulatory requirements relating to financial statements;

(c) audit functions and committees of any entity within the Group; and

(d) due diligence and prudential supervision procedures required by regulatory bodies.

The Committee may consider any matter which falls within the roles and responsibilities delegated to it by the Board, notwithstanding that the particular matter(s) may have been previously referred to and considered by another Board committee. For example, the Audit Committee also has, as part of its charter, a formal role in the oversight of risk management practices within the Group, with an emphasis on financial risk management.

Subject to any resolution of the Board, the Committee has the power delegated by the Board to undertake all things necessary to perform its duties and fulfil its purpose including:

(a) approving principles, policies, strategies, processes and control frameworks for the management of audit matters; and

(b) subdelegating its powers and discretions to senior executives with or without the power to delegate further.

Senior members of management are invited to attend Committee meetings and to present to the Committee on key issues. Committee members regularly meet with management, independently of Committee meetings, to further discuss issues relevant to the work of the Committee.

The Committee reports to the Board on the outcome of its reviews, discussions with the external auditors and its findings on matters which have or are likely to have a material impact on the operating results or financial position of the Group.

In addition, the Group has outsourced its internal audit function in Australia to Horwath, an external third party service provider.

The internal audit function involves a rolling programme of reviews and control testing of the Group's business processes. The internal audit programme is closely aligned to the risk management framework. The internal audit function is wholly independent of the external audit function. The findings of the internal auditor are reported to both the Audit and Risk and Compliance Committees. Management responds to the recommendations of the internal auditor with improved processes wherever necessary.

The Audit Committee reviews the scope of the engagement arrangements for the internal auditor and recommends to the Board that the auditor's proposed fee and programme be adopted, where appropriate.

The Audit Committee has unlimited access to the senior executives, external auditors and internal auditors.

As at 30 June 2006, the Audit Committee is chaired by Mr Ian Ferrier. Mr Ferrier is a chartered accountant with significant financial expertise. The other members of the Committee are Dr David Teplitzky and Mr James Hodgkinson. Dr Teplitzky is an experienced director who has an intimate knowledge of the Group's business. Mr Hodgkinson is a senior executive at Macquarie Bank Limited and has significant experience in the listed property trust sector. All three members of the Committee are non-executive and the majority of the members are independent Directors.

Please refer to page 34 in the Directors' Report for details of the Committee members' attendance at meetings during the year.

The Committees (cont)

Risk and Compliance Committee

The Risk and Compliance Committee was established in February 2006. The Committee operates under a formal charter.

The purpose of the Committee is to assist the Board to fulfil its corporate governance and oversight responsibilities in relation to:

(a) internal risk management systems;

(b) business continuity planning and support processes;

(c) external compliance audit functions;

(d) internal compliance systems; and

(e) insurance requirements.

Mr Andrew Wearne is the Group Risk Manager. The Group Risk Manager is responsible for the risk management framework globally. A core component of the framework is risk profiling, which involves the process of identification, assessment and management of risk for the Group. All critical business units are involved in the risk profiling process. The results of the risk profiles are updated, consolidated and reported to the Risk and Compliance Committee each quarter.

The Board has adopted a Risk Management Policy on the oversight and management of risk for the Group. The Policy outlines the risk management framework elements which include roles and responsibilities, governance, risk and control assessment, incident management, change management, business continuity planning, internal audit, compliance and insurance. The Policy is supported by a set of procedures that detail the risk work flow processes for the Group.

The Risk and Compliance Committee also oversees the work of several key internal management committees dealing with risk issues. These management committees have been established in order to facilitate a high level review and management of issues in these key areas together with ensuring that corporate memory is maintained. The committees are the:

(a) Environmental Committee;

(b) Information Technology Steering Committee; and

(c) Occupational Health and Safety ("OH&S") Committee.

As the Group expands its operations internationally, the role of the Risk and Compliance Committee has also been expanded to address the changing nature and extent of the risks facing the Group. Offshore business units are required, through their Regional Operating Committees, to provide a quarterly sign-off to the Risk and Compliance Committee, attesting that risk management issues have been identified and assessed and are being appropriately managed in accordance with the Risk Management Policy and supporting procedures.

Senior members of management are invited to attend Committee meetings and to present to the Committee on key issues. Committee members regularly meet with management, independently of Committee meetings, to further discuss issues relevant to the work of the Committee. External experts and third party service providers are also invited to attend the Committee meetings to provide the Committee with further information and understanding of the way in which the Group manages its risk and compliance obligations.

The Risk and Compliance Committee is chaired by an independent Director, Mr John Harkness, and is comprised of a majority of independent Directors.

Please refer to page 34 in the Directors' Report for details of the Committee members' attendance at meetings during the year.

Ms Sheelagh Callaghan is the Compliance Officer and Secretary to the Committee. The Compliance Officer is responsible for reviewing and monitoring the efficiency of the compliance systems on an ongoing basis and for reporting on the results of these activities to the Risk and Compliance Committee.

Prior to the establishment of the Risk and Compliance Committee, the Group had a Risk Committee and a Compliance Committee.

Risk Committee

The Risk Committee was chaired by Mr John Harkness. Other members of the Committee were Messrs Gregory Goodman and Patrick Goodman (Non-Executive Directors). This Committee was wound up with the establishment of the combined Risk and Compliance Committee.

Until the cessation of the Risk Committee, one meeting was held and all members were entitled to attend, and attended, the meeting.

Compliance Committee

The Compliance Committee was chaired by Mr Michael Braham, an independent Member. Other members were Ms Lynn Wood and Mr Ray Kellerman (independent Members). This Committee was wound up with the establishment of the combined Risk and Compliance Committee.

Until the cessation of the Compliance Committee, two meetings were held and all members were entitled to attend, and attended, the meetings.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee operates under a formal charter, a copy of which is published on the Group's website. The Remuneration and Nomination Committee assists the Board to consider remuneration issues more efficiently and fully and to provide recommendations on remuneration issues to the Board for approval.

The purpose of the Committee is to:

(a) identify and recommend individuals to the Board for nomination as members of the Board and its committees;

(b) ensure performance of members of the Board is reviewed;

(c) develop and recommend to the Board relevant corporate governance principles;

(d) ensure an appropriate Board and committee structure is in place so that the Board can perform a proper review function;

(e) review and make recommendations to the Board in respect of the administration of the Group's remuneration programmes;

(f) review and make recommendations to the Board in respect of the approval and remuneration of senior executive officers and Non-Executive Directors;

(g) prepare for approval by the Board any report on executive remuneration that may be required by any listing rule, legislation, regulatory body or other regulatory requirements or proposed for inclusion in any annual report; and

(h) report regularly to the Board on each of the above matters.

The Committee is required to assess the necessary and desirable competencies of Board members, develop and review the Board succession plan and recommend the appointment and removal of Directors.

The Committee is chaired by Mr David Clarke and is comprised of a majority of Independent Directors. Although not an Independent Director, Mr Clarke brings significant expertise and understanding of the market to the deliberations of the Committee and the Group believes that his contribution is invaluable.

Please refer to page 34 in the Directors' Report for details of the Committee members' attendance at meetings during the year.

Due Diligence Committee

The Board establishes a Due Diligence Committee whenever an offer document, such as a prospectus or information memorandum, is to be issued by the Group. The Due Diligence Committee will usually include at least one Independent Director and other members considered relevant and appropriate for that particular transaction. Other members may include external legal, financial and accounting or investment experts. Senior management is also invited to attend and present to the Committee. The Committee meets to review the offer document and to discuss and test the verification materials which support the offer document. Committee meetings are minuted.

Policies and Codes

The Group has established a number of core policies and codes of conduct that govern the behaviour of the Directors and employees and which are summarised below:

Policies

Securities Trading

The Group issued the Securities Trading Policy to raise awareness about the insider trading provisions in the Corporations Act 2001 and to strengthen those requirements with additional compliance standards and procedures for Directors and employees who wish to trade in the Group's securities. The Policy prohibits Directors and employees from trading when in possession of inside information and also prohibits the communication of that inside information to any other person who is likely to purchase or sell the Group's securities or who is likely to procure a third party to purchase or sell the Group's securities. The Policy is provided to Directors on their appointment and employees on their commencement.

Continuous Disclosure

The Group is committed to providing Securityholders, regulators and the market with timely, balanced and readily available disclosure of material information concerning the Group and its activities. The Continuous Disclosure Policy outlines the internal procedures which ensure timely and full disclosure of material through the ASX.

Conflicts of Interest

The Group has put in place arrangements to identify, assess, manage and report on the types of conflicts of interest which it anticipates will affect or arise from its business. These arrangements include mechanisms to:

(a) identify conflicts of interest;

(b) manage conflicts of interest by assessing and evaluating actual or potential conflicts and decide upon and implement an appropriate response to those matters; and

(c) maintain written records which demonstrate how the Group manages conflicts which occur.

Directors, consultants and employees are required to comply with the Conflicts of Interest Policy.

Policies and Codes (cont)

Gifts

All Directors and employees are prohibited from accepting payment or any other benefits in money or in kind from third parties as an inducement or reward for any act or in connection with any matter or business transaction undertaken by or on behalf of the Group. All Directors and employees must exercise extreme care when giving or receiving business related gifts and are requested to disclose any substantial business related gifts. Whether a gift may be accepted or given will depend upon a number of factors including:

(a) the monetary value of the gift;

(b) the circumstances surrounding the giving or receiving of the gift; and

(c) whether the gift could be perceived as being unreasonable, excessive or imposing a right on the giver or an obligation on the recipient.

Copies of the above policies are available on the Group's website.

Related Parties

The Group has implemented a Related Party Policy for the disclosure and resolution of any matter that may give rise to actual, potential or perceived conflicts of interest between the interests of a Director and the Group. The Policy ensures that all transactions involving related parties of the Group conform to the requirements of the Corporations Act 2001 and Listing Rules of the ASX.

Codes

Code of Conduct

The Code of Conduct outlines the ethical standards and personal conduct expected of all Directors, Committee members and employees and makes compliance with these standards a condition of appointment and ongoing employment. Expectations regarding the treatment of confidential information and adherence to trading blackouts are made explicit. The Code expressly states that employees must not breach the insider trading rules set out in the Corporations Act 2001. The Code also charges all employees with responsibility for reporting unethical or corrupt conduct. The Code is provided to Directors upon appointment and all employees upon commencement.

A copy of the Code of Conduct is available on the Group's website.

Employee Handbook

The Handbook is a guide for employees about their obligations and entitlements as employees of the Group. The rules and policies in the Handbook apply to all employees in Australia and overseas and form part of each employee's employment contract. The Handbook covers matters such as diversity, remuneration, insurance, presentation, leave, performance management, grievance handling, substance abuse, internet/email usage and disciplinary proceedings. The Handbook is regularly reviewed and updated by the General Manager, People and Services.

A copy of the Employee Handbook is available to all employees on the Group's intranet.

OH&S Manual

The Group recognises its obligations under the OH&S legislation and is committed to the implementation and proper management of appropriate risk management procedures to protect the safety of its employees, contractors, customers and visitors. The Group's commitment to OH&S extends to all facets of its business with the overall responsibility for OH&S resting at the highest level of management and the Board. However, every employee is also required to comply with the OH&S Manual and to perform all duties in a safe and responsible manner. The Group has developed and implemented an OH&S management programme and conducts induction training for contractors at the Group's properties.

A copy of the OH&S Manual is available on the Group's website.

Remuneration

The Group follows the principles of remuneration which are set out in the ASX Corporate Governance Council Recommendations. These include a policy of rewarding staff with a mixture of fixed, performance-linked and equity-based remuneration. Further information in relation to the Remuneration Policies of the Group is set out on pages 38 to 40 in the Directors' Report.

The Policy for management of remuneration is designed to encourage superior performance and long-term commitment to the Group and, at the same time, align the interests of management and Securityholders. The Policy is structured as follows:

(a) fixed remuneration in line with market rates and regularly benchmarked against relevant industry standards;

(b) performance-linked remuneration in the form of bonuses based on the Group achieving set returns on equity hurdles; and

(c) equity-based remuneration through participation in options or the Employee Securities Acquisition Plan ("ESAP") to ensure long-term commitment to the Group.

Equity-based executive remuneration is made in accordance with the ESAP approved by shareholders of MGM at the general meeting held in January 2005.

Securities issued as options or through the ESAP are restricted for three years, with securities becoming unrestricted in three tranches, subject to return on equity hurdles. Options are available to non-resident employees.

The Policy for Non-Executive Directors is designed to remunerate them at market levels for their time, commitment and responsibilities. Non-Executive Directors of the Group are paid Directors' fees. Non-Executive Directors are also required to purchase the Group's securities on-market with their Director's fees until they have acquired the equivalent to 25% of their remuneration.

Annual Disclosure

The salary and/or fees of the each Director and of each of the five highest paid officers of the Group are disclosed on page 42 in the Directors' Report.

Further Governance Matters

Timely and Balanced Disclosure

The Group is committed to providing timely, balanced and readily available disclosure of material information to Securityholders, the investment community generally, other stakeholders and regulators. The Group believes that ethical and responsible decision-making is critical to the success of its business. The Group also believes that the transparency of these processes promotes market and Securityholder confidence in its integrity and sustainability.

The Group has developed and implemented a Continuous Disclosure Policy that outlines the procedures followed internally to ensure timely and full disclosure of material through the ASX. Compliance with the Policy is monitored regularly through internal compliance audits.

The Policy is also monitored through external compliance audits. Information on continuous disclosure is provided to all employees on commencement of employment. Reminder emails on the Policy are forwarded to all employees whenever the Group goes into trading blackout.

Any enquiries regarding the continuous disclosure requirements are directed to the Group Chief Executive Officer and Group General Counsel in the first instance. ASX announcements are co-ordinated by the Legal and Investor Relations departments. The Group also relies on the input and sign-off of key employees in each department to which the ASX announcement relates. The Group's website contains ASX and media releases, newsletters, annual reports and frequently asked questions.

Securityholders

The Group has implemented a number of processes in order to facilitate the effective and efficient exercise of the rights of all Securityholders.

The Group communicates information to Securityholders through a range of media, including annual reports, newsletters, general communications and ASX announcements. Key financial information and stock performance are also available on the Group's website. Securityholders can raise questions by contacting the Group by telephone, facsimile, email or post. Contact details are provided on the Group's website and at the back of this Annual Report.

Securityholders are invited to attend the Group's Annual General Meeting either in person or by proxy. The Board regards the meeting as an excellent forum in which to discuss issues relevant to the Group.

The Board encourages full participation of Securityholders at these meetings to ensure a high level of accountability and identification with the Group's strategy and objectives. Securityholders are invited to submit questions to the external auditor for discussion at the Annual General Meeting.

The meeting is webcast to further inform Securityholders who are unable to attend and the address of the Chairman is immediately announced to the ASX. Voting results (including a summary of proxy voting) on matters considered at the meeting are released to the ASX as soon as they are determined.

The Independent Directors also play an important role in protecting the rights of minority Securityholders.

External Audit

The Group has engaged KPMG to act as its auditor. As part of the terms of engagement, KPMG is required to attend the Annual General Meeting and be available to answer questions from Securityholders about the conduct of the audit and the preparation and content of the independent audit report.

Complaints Handling

The Group has both internal and external complaints handling procedures. Internal procedures are described in the Employee Handbook which is available to all employees through the Group's intranet. The Investor Relations department responds to Securityholder enquiries and complaints and provides a thorough and transparent communications service to Securityholders. MGF is also a member of the Financial Industry Complaints Service, an external industry complaints handling service.

Financial Report

Contents

Directors' Report		33
Lead Auditor's Independence Declaration		49
Income Statements		50
Balance Sheets		51
Statements of Recognised Income and Expense		52
Cash Flow Statements		53
Notes to the Financial Statements		54
1	Statement of Significant Accounting Policies	54
2	Earnings per Security	63
3	Acquisitions of Controlled Entities	64
4	Disposal of Interests in Controlled Entities	65
5	Segment Reporting	66
6	Critical Accounting Estimates used in the Preparation of the Financial Statements	69
7	Employee Expenses	69
8	Profit/(Loss) before Income Tax	70
9	Taxation	71
10	Dividends and Distributions	72
11	Receivables	73
12	Inventories	73
13	Other Assets	74
14	Investment Properties	74
15	Investments Accounted for Using the Equity Method	84
16	Deferred Tax	86
17	Property, Plant and Equipment	87
18	Other Financial Assets	87
19	Intangible Assets	88
20	Payables	88
21	Interest Bearing Liabilities	89
22	Provisions	92
23	Issued Capital	92
24	Reserves	94
25	(Accumulated Losses)/Retained Earnings	95
26	Other Minority Interests	96
27	Note to the Cash Flow Statements	97
28	Controlled Entities	98
29	Interest in Joint Venture Operations	103
30	Commitments	103
31	Related Parties	104
32	Other Related Party Disclosures	107
33	Employee Benefits	109
34	Additional Financial Instruments Disclosure	114
35	Auditors' Remuneration	115
36	Events Subsequent to Balance Date	115
37	Explanation of Transition to AIFRS	116
Directors' Declaration		123
Independent Audit Report		124

Directors' Report

The Directors of Macquarie Goodman Management Limited ("Company" or "Parent Entity") present their Directors' Report on the Consolidated Entity consisting of the Company and the entities it controlled ("Macquarie Goodman" or "Consolidated Entity") at the end of, or during, the year ended 30 June 2006 ("year") and the audit report thereon.

Directors

The Directors of the Company at any time during or since the end of the year are:

Director	**Appointment date**
Mr David Clarke, AO (Chairman)	26 October 2000
Dr David Teplitzky (Independent Deputy Chairman)	21 November 1990
Mr Gregory Goodman (Group Chief Executive Officer)	7 August 1998
Mr Ian Ferrier, AM (Independent Director)	1 September 2003
Mr Patrick Goodman (Non-Executive Director)	14 April 1998
Mr John Harkness (Independent Director)	23 February 2005
Mr James Hodgkinson (Non-Executive Director)	21 February 2003
Ms Anne Keating (Independent Director)	23 February 2005
Mr James Sloman, OAM (Independent Director)	1 February 2006
Mr Stephen Girdis (Alternate Director for Messrs David Clarke and James Hodgkinson)	21 February 2003
Mr Patrick Allaway (Non-Executive Director)	23 February 2005 (Resigned 18 November 2005)
Ms Lynn Wood (Independent Director)	23 February 2005 (Resigned 18 November 2005)

Joint Company Secretaries

The Company Secretaries at any time during or since the end of the year are:

(a) Ms Carolyn Scobie; and

(b) Mr Mark Alley.

Details of the Directors' and Joint Company Secretaries' qualifications and experience are set out on pages 46 to 48 in the Directors' Report.

Directors' Report (cont)

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of the Company during the year are:

Director	Board meetings		Audit Committee meetings		Remuneration and Nomination Committee meetings		Risk and Compliance Committee meetings[2]	
	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended
Mr David Clarke	14	14			3	3		
Dr David Teplitzky	14	13	5	5	3	3		
Mr Gregory Goodman	14	14			3	3	1	1
Mr Ian Ferrier	14	14	5	5	3	3		
Mr Patrick Goodman	14	14					3	3
Mr John Harkness	14	13					3	3
Mr James Hodgkinson	14	12	5	4				
Ms Anne Keating	14	14			3	3		
Mr James Sloman[3]	6	6					2	2
Mr Stephen Girdis (Alternate)	2	2						
Mr Patrick Allaway[4]	6	5						
Ms Lynn Wood[4]	6	6					2	2

(1) Reflects the number of meetings individuals were entitled to attend.
(2) Includes the former Risk Committee and Compliance Committee.
(3) Mr James Sloman was appointed on 1 February 2006.
(4) Mr Patrick Allaway and Ms Lynn Wood resigned on 18 November 2005.

Review and Results of Operations

The Financial Report for the year ended 30 June 2006 is prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS").

Prior to the year ended 30 June 2006, the financial reports of the Consolidated Entity were prepared in accordance with previous Australian Generally Accepted Accounting Principles ("Previous GAAP").

In preparing the Consolidated Entity's Financial Report for the year ended 30 June 2006, certain accounting and valuation methods adopted under Previous GAAP have been amended to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The Consolidated Entity has taken the exemption available under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005.

Reconciliations and descriptions of the effect of the transition from Previous GAAP to AIFRS are provided in note 37 to the financial statements.

Principal Activities

The principal activities of the Consolidated Entity during the course of the year were funds management, property services, development management and investment in directly and indirectly held industrial property.

The performance of the Consolidated Entity, as represented by the results of its operations for the year, was as follows:

	Consolidated 2006	2005
Revenue and other income ($M)	737.0	256.7
Profit attributable to Securityholders ($M)	500.1	66.7
Basic earnings/(loss) per Company share (¢)	3.2	(13.4)
Basic earnings per security (¢)	34.8	9.9
Dividends and distributions provided for or paid by Macquarie Goodman ($M)	403.8	194.0
Weighted average number of securities on issue (M)	1,447.0	676.4
Net assets ($M)	3,971.3	3,052.3
Number of securities on issue (M)	1,608.8	1,405.0

Dividends and Distributions

The Company did not declare any dividends during the year ended 30 June 2006 or up to the date of this report (2005: $22.1 million).

Distributions declared by a controlled entity, Macquarie Goodman Industrial Trust ("MGI"), directly to Securityholders during the year are as follows:

Distributions from MGI – 2006	Distribution cpu	Total amount $M	Date of payment
Distributions for the quarters ended:			
– 30 Sep 2005	6.875	96.8	3 Nov 2005
– 31 Dec 2005	6.875	98.6	7 Feb 2006
– 31 Mar 2006	6.875	99.9	5 May 2006
– 30 Jun 2006	6.875	108.5	23 Aug 2006
Total distributions for the year ended 30 Jun 2006	**27.500**	**403.8**	
Distributions from MGI – 2005[1]			
Distributions for the quarters ended:			
– 31 Mar 2005	6.475	81.5	3 May 2005
– 30 Jun 2005	6.475	90.4	19 Aug 2005
Total distributions for the year ended 30 Jun 2005	**12.950**	**171.9**	

[1] Distributions prior to the date of stapling are not shown.

State of Affairs

Key changes in Macquarie Goodman's state of affairs during the year were as follows:

(a) Acquisition of Arlington Securities Ltd ("Arlington")

Macquarie Goodman acquired Arlington, a property funds management business located in Europe, on 23 December 2005 for an enterprise value of $456.9 million. In addition, Macquarie Goodman acquired investments in Arlington managed funds for $87.2 million.

(b) Launch of the Macquarie Goodman Wholesale Fund ("MGW")

On 20 December 2005, Macquarie Goodman launched MGW. Macquarie Goodman held a 30% equity interest at 30 June 2006 and provides property management and other services to MGW. This transaction resulted in net cash inflows of $407.6 million to Macquarie Goodman from new equity issued to outside investors.

(c) Launch of the Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")

On 7 April 2006, Macquarie Goodman launched MGWHK, a third party investment vehicle in Hong Kong. MGWHK had $877.2 million of assets as at 30 June 2006. Macquarie Goodman held a 16.8% equity interest at 30 June 2006 and provides property management and other services to MGWHK.

(d) Acquisition of Eurinpro International SA ("Eurinpro")

Macquarie Goodman acquired Eurinpro, a property development business located in Europe, on 1 June 2006 for an enterprise value of $705.3 million.

In the opinion of the Directors, there were no other significant changes in the state of affairs of Macquarie Goodman that occurred during the year.

Strategy and Outlook

Looking forward, we will continue to strengthen our presence in Australia, New Zealand, Asia and Europe. The focus for these regions is to grow the third party funds management businesses and pursue yield-accretive properties that are well located and provide stability through the diversification of Macquarie Goodman's customer base and asset and geographic mix.

Likely developments in the near future include seeding a logistics fund in Europe in the first half of the 2007 financial year with a view to expanding Macquarie Goodman's third party funds management operations.

Further information as to other likely developments in the operations of the Consolidated Entity and the expected results of those operations in future years has not been included in the Financial Report because disclosure of the information would be likely to result in unreasonable prejudice to the Consolidated Entity.

Options Granted during the Year

During or since the end of the year, the Company has not issued any options over unissued securities to its Directors. The following options over unissued securities were issued by the Company under the Executive Option Plan to executives and other employees during the year:

Date granted	Expiry date	Exercise price $	Options issued
3 Nov 2005	30 Jun 2011	4.09	5,527,945
9 Dec 2005	31 Dec 2011	4.29	15,250,000
14 Jun 2006	31 Dec 2011	5.24	3,876,000
Total			**24,653,945**

Unissued Securities under Option

At the date of the Financial Report, unissued securities under option are:

Date granted	Expiry date	Exercise price $	Options issued
28 Oct 2003	28 Oct 2008	2.59	466,668
23 Jan 2004	23 Jan 2009	2.83	333,334
23 Jul 2004	23 Jul 2009	3.17	300,000
3 Nov 2005	30 Jun 2011	4.09	5,527,945
9 Dec 2005	31 Dec 2011	4.29	15,250,000
14 Jun 2006	31 Dec 2011	5.24	3,876,000

All options expire on the earlier of their expiry date or termination of the employee's employment. In addition, the ability to exercise the options is conditional on the Consolidated Entity achieving certain performance hurdles. The performance hurdle applicable to the above options issued under the Executive Option Plan requires compound annual growth in earnings per security of greater than 12% or more since the end of the previously reported 12 month period immediately preceding the date of grant (as reported in the Annual Report or Half Yearly Report of the Consolidated Entity).

Securities Issued on Exercise of Options

During or since the end of the year, Macquarie Goodman issued securities as a result of the exercise of options as follows:

Number of securities issued	Amount paid per security $
500,000	1.16
133,334	0.78
233,332	2.59
166,666	2.83

Directors' Interests

The relevant interest of each Director in the issued capital of Macquarie Goodman as notified by the Directors to the Australian Stock Exchange ("ASX") in accordance with section 205G(1) of the Corporations Act 2001, at the date of the Financial Report is as follows:

	Total securities held	Securities held through associated interests
Non-Executive		
Mr David Clarke	206,901	99,440
Dr David Teplitzky	2,061	–
Mr Ian Ferrier	1,656	–
Mr Patrick Goodman	127,198,228	127,198,228
Mr John Harkness	1,656	–
Mr James Hodgkinson	158,817	48,106
Ms Anne Keating	29,180	15,675
Mr James Sloman	215	–
Mr Stephen Girdis	1,105	1,105
Executive		
Mr Gregory Goodman	127,198,228	117,173,562

None of the Directors held any options over unissued securities at 30 June 2006.

Remuneration Report

Key management personnel have authority and responsibility for planning, directing and controlling the activities of Macquarie Goodman. Key management personnel include the five most highly remunerated Directors and executives of Macquarie Goodman as defined under section 300A of the Corporations Act 2001. Key management personnel are not disclosed in respect of the Parent Entity as it did not have any employees at the end of the year or at any time during the year.

The Board, based on advice from the Remuneration and Nomination Committee, has developed policies dealing with the short, medium and long-term remuneration of Macquarie Goodman's employees. The role of the Remuneration and Nomination Committee and these policies are set out below.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee develops and makes recommendations to the Board regarding overall remuneration policy and specific remuneration arrangements applying to the Group Chief Executive Officer, senior executives and Directors. The Committee is also responsible for oversight of specific remuneration elements including the Short-term Incentive ("STI") bonus scheme, the Long-term Incentive ("LTI") scheme (Executive Option Plan and Employee Securities Acquisition Plan ("ESAP")), superannuation entitlements, termination payments, gifts and the fringe benefits policy.

The members of the Remuneration and Nomination Committee during the year were:

(a) Mr David Clarke (Non-Executive Chairman);

(b) Dr David Teplitzky (Independent Member);

(c) Mr Gregory Goodman (Executive Member);

(d) Mr Ian Ferrier (Independent Member); and

(e) Ms Anne Keating (Independent Member).

The Remuneration and Nomination Committee meets as required to consider and recommend to the Board approaches to remuneration policy and specific arrangements for senior employees and Directors and general outcomes for the wider employee population. Decisions are made by the Committee during the year either at a meeting or via circular resolutions. The Committee has the resources and authority appropriate to discharge its duties and responsibilities. It is able to engage external professionals to advise on any relevant matters. The Committee members' attendance record is disclosed on page 34 in the Directors' Report.

Further information relating to the activities of the Committee is available on Macquarie Goodman's website.

Remuneration Policies

Overview of Remuneration Policies

The Board recognises that Macquarie Goodman's performance is dependent upon the quality of its people and the way they are organised, managed and motivated.

Remuneration levels are competitively set to attract and retain appropriately qualified and experienced Directors and senior executives. The Remuneration and Nomination Committee obtains independent advice on the appropriateness of remuneration, given remuneration market trends in comparative companies. Remuneration packages include a mix of fixed remuneration, short-term performance-based remuneration and equity-based remuneration. The remuneration structures explained below are designed to attract and retain suitably qualified candidates and are designed to align executive performance with the objective of increasing Macquarie Goodman's return on equity in the short and longer term.

To date Macquarie Goodman has adopted the practice of maintaining relatively low fixed remuneration components while providing proportionately higher short-term and long-term incentive components when compared to the overall market. This has reflected the rapid growth and transaction-based nature of the business over recent years. However, this mix is inconsistent with market practice amongst our peers.

With the recent acquisitions and initiatives outlined elsewhere in the Directors' Report, there will be an increased focus on the operational management of the business and a requirement for many senior executives to apply their skills to operational rather than transactional activities. Going forward, the Remuneration and Nomination Committee will review this factor along with the effect of introducing European and United Kingdom remuneration considerations into Macquarie Goodman's overall approach to remunerating its people.

Remuneration Report (cont)

Fixed Remuneration

Fixed remuneration consists of a base remuneration package which includes cash, non-cash benefits (eg. motor vehicles and allowances) including the full cost of any related Fringe Benefits Tax charges plus employer contributions to superannuation funds.

Remuneration rates are reviewed annually by the Remuneration and Nomination Committee through a process that considers individual, segment and overall performance of the Consolidated Entity and overall remuneration movements in competitors and the wider market. The Committee seeks external remuneration market analysis and advice to ensure the Directors' and senior executives' remuneration is competitive. Senior executive remuneration may also be reviewed by the Committee on appointment or promotion.

Performance-linked Remuneration

Performance-linked remuneration is reviewed annually and includes both short-term and long-term incentives. The intention is to reward Executive Directors and senior executives for meeting or exceeding performance goals at an individual and company level.

(a) Short-term Incentive

The STI provides cash bonuses for individual performance compared to objectives set for the year. Total STIs are calculated in accordance with a bonus policy approved by the Remuneration and Nomination Committee and the Board. The bonus policy determines a bonus pool which is allocated across all staff with the Group Chief Executive Officer entitled to between 15% and 20% of the total bonus pool. Individual allocations are made based on an assessment by senior managers and the Group Chief Executive Officer of each individual's performance and contribution to the Company's performance. The bonus pool is calculated based on the Consolidated Entity achieving return on equity targets on average greater than 12% for that year.

The current Bonus Policy provides that the first $50,000 of any bonus granted is paid in cash in August of the year following the year in which the bonus was earned. The remainder is paid fortnightly over three years subject to the conditions attaching to senior executives' service agreements described later in this report. Except for certain executives who signed agreements as referred to on page 40, executives forfeit their unpaid bonuses if they cease employment with the Consolidated Entity.

(b) Long-term Incentive

The LTI provides equity-based remuneration through the issue of options or participation in the ESAP. The purpose of these plans is to achieve enhanced alignment of the interests of employees and Securityholders by matching rewards under the LTI with the long-term growth and prosperity of Macquarie Goodman. In addition to providing LTIs to senior executives, Macquarie Goodman has this year adopted the practice of also ensuring that all employees have the opportunity to participate in these schemes.

Details of equity-based remuneration are as follows:

(i) Options

The Company has an Executive Option Plan which was approved at the Annual General Meeting on 14 September 1999. Recent issues of options have been limited to non-resident employees. However, following announcements in May 2006 by the Australian Government relating to changes in tax legislation, it is likely that the Company will again be able to allocate options to Australian resident employees. During or since the end of the year, no options over unissued securities were granted to Directors. Future issues of options will be subject to the following broad terms:

- options will expire on the earlier of six years or termination of the employee's employment;
- the ability to exercise options will be conditional on the Consolidated Entity achieving return on equity hurdles on average greater than 12% per annum over the period of the option;
- options will vest equally over the end of years three, four and five; and
- the exercise price of options will be based on the volume weighted average market price of securities traded on the ASX during 10 trading days immediately prior to the date options are offered to the employee.

Remuneration Report (cont)

Remuneration Policies (cont)

(ii) ESAP

The ESAP was approved at the Shareholders' meeting on 25 January 2005. Initially, participants of the ESAP were Australian option holders who rolled their option entitlements into the ESAP. Generally, option holders who rolled into the ESAP had similar restrictions and benefits applying to their securities as would have applied if they continued to hold their options. Following announcements by the Australian Government in May 2006, it is likely that Macquarie Goodman will again be able to allocate options to Australian resident employees. In those circumstances, the Company would not make further grants to employees under the ESAP and would instead make equivalent grants of options.

The broad terms of grants under the ESAP are as follows:

- → subject to offers made from time to time by the Company, eligible employees will be able to acquire restricted securities at the market price prevailing at the time of issue using funds borrowed from the Company. Securities may only be acquired during the periods permitted under the Company's policies for employees dealing in securities;
- → the market price will be the 10 day volume weighted average price at which securities are traded on the ASX;
- → securities will be restricted for three years, with one third of the securities becoming unrestricted each year at the end of years three, four and five, subject to return on equity hurdles;
- → restrictions will be based on the participant remaining an employee and the Consolidated Entity achieving return on equity targets on average greater than 12% per annum over the period of the offer;
- → loans to purchase securities will be limited recourse and interest bearing at Macquarie Goodman's weighted average cost of debt; and
- → the after-tax amount of any dividends or distributions paid on restricted securities acquired with the loan must be applied towards payment of interest and the principal of the loan. Tax is deducted at the highest marginal rate for individuals.

Service Agreements

Senior Executives

The service agreements for nominated senior executives including Mr Gregory Goodman, Mr David van Aanholt, Mr Nick Kurtis, Ms Carolyn Scobie and Mr Michael O'Sullivan were amended in January 2005 to provide that:

(a) each executive agreed not to resign from Macquarie Goodman for a period of at least two years from January 2005;

(b) the Company agreed that in the event that Macquarie Goodman terminated the executive's employment during the two year term to December 2006 (for reasons other than serious or wilful misconduct) it would pay an amount equivalent to one year of remuneration plus any unpaid amounts of short-term incentive pay that had been awarded but not yet received by the executive. This provision was inclusive of any notice periods in existing employment contracts;

(c) each executive has agreed to "non-compete" and "non-poach" conditions that will apply for a period of 12 months following termination of employment; and

(d) each executive agreed to the effective conversion of outstanding executive options to restricted securities in Macquarie Goodman under the ESAP with restrictions lapsing on the same timetable that operated under the Executive Option Plan applying to the executive.

Other aspects of executive service agreements including compliance with the Company's Code of Conduct and Human Resource Policies remain unaltered.

Other Employees

All employees are engaged under written employment agreements that provide for usual conditions of employment applying in the industry, including the need for compliance with specific policies of the Company in relation to its Code of Conduct and Human Resource Policies. Notice provisions vary from periods of one month to six months depending upon the role of the employee.

Remuneration Report (cont)

Non-Executive Directors

Total remuneration payable by the Company for all Non-Executive Directors, last voted upon by Shareholders at its meeting on 25 January 2005, is not to exceed $950,000 per annum. Remuneration is set based on advice from external advisers with reference to fees paid to other non-executive directors of comparable companies. Directors' base fees are presently up to $75,000 per annum with additional amounts paid for committee membership, chairing of committees and the Board along with per diem allowances for due diligence or special projects.

The following also applies to Non-Executive Directors' remuneration:

- → Non-Executive Directors do not receive any long-term or short-term incentives;
- → Macquarie Goodman does not operate an incentive or retirement scheme for Non-Executive Directors;
- → 25% of the after-tax remuneration must be applied to the on-market purchase of securities until the value of securities held by the Director equals two years of fees for that Director. Securities may only be acquired during the periods permitted for purchases of securities. These securities will be held in escrow until the Director's retirement; and
- → all Non-Executive Directors must act as a member of at least one Board Committee.

Directors' Remuneration

Details of the nature and amount of each major element of the remuneration of each Director of the Company in relation to the management of Macquarie Goodman's affairs are set out below. This excludes amounts paid prior to the merger to individuals who were Directors of the Responsible Entity for MGI and its controlled entities in relation to the management of the affairs of those trusts. All information provided hereafter in this Remuneration Report has been subject to audit except where otherwise indicated.

	Short-term								Post-employment		Equity-based payments			
	Salary and fees		Bonus[2]		Other[3]		Total		Superannuation benefits		ESAP		Total	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Directors														
Non-Executive														
Mr David Clarke	170,000	70,833	–	–	–	–	170,000	70,833	12,139	4,827	–	–	182,139	75,660
Dr David Teplitzky	105,000	83,418	–	–	–	11,000	105,000	94,418	–	–	–	–	105,000	94,418
Mr Ian Ferrier	90,000	61,250	–	–	–	6,000	90,000	67,250	8,100	6,053	–	–	98,100	73,303
Mr Patrick Goodman	80,000	63,083	–	–	–	–	80,000	63,083	7,200	5,678	–	–	87,200	68,761
Mr John Harkness	90,000	36,800	–	–	–	–	90,000	36,800	8,100	4,075	–	–	98,100	40,875
Mr James Hodgkinson[1]	80,000	–	–	–	–	–	80,000	–	7,200	–	–	–	87,200	–
Ms Anne Keating	80,000	32,866	–	–	–	–	80,000	32,866	7,200	3,467	–	–	87,200	36,333
Mr James Sloman	33,333	–	–	–	–	–	33,333	–	3,000	–	–	–	36,333	–
Mr Stephen Girdis[1]	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Mr Patrick Allaway	31,250	31,709	–	–	–	–	31,250	31,709	2,813	2,354	–	–	34,063	34,063
Ms Lynn Wood	33,333	31,964	–	–	–	–	33,333	31,964	3,000	4,369	–	–	36,333	36,333
Executive														
Mr Gregory Goodman	587,861	472,607	2,100,000	450,000	11,278	9,916	2,699,139	932,523	12,139	12,008	917,302	460,000	3,628,580	1,404,531

(1) Mr Stephen Girdis does not receive any remuneration from Macquarie Goodman for his role as an Alternate Director. Prior to the stapling, both Messrs James Hodgkinson and Stephen Girdis (an Alternate Director for Messrs David Clarke and James Hodgkinson) were remunerated directly by Macquarie Bank Limited with no costs incurred by Macquarie Goodman.

(2) Bonus payments to Executive Directors are paid in accordance with the policy determined by the Remuneration and Nomination Committee. Bonuses comprise both short-term and long-term benefits as amounts above $50,000 are withheld and paid fortnightly over a period of three years.

(3) Other includes reportable fringe benefits, car parking and per diem allowances.

Remuneration Report (cont)

Executive Officers' Remuneration

Details of the nature and amount of each major element of the remuneration of each of the five named executives of Macquarie Goodman who receive the highest remuneration and are key management personnel are set out below:

	Short-term								Post-employment		Equity-based payments			
	Salary and fees		Bonus[1]		Other[2]		Total		Superannuation benefits		ESAP/Option		Total	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Executives														
Mr David van Aanholt, Chief Executive Officer, Australia	487,861	387,031	760,000	350,000	11,278	9,916	1,249,139	746,947	12,139	12,008	471,671	230,000	1,732,949	988,955
Mr Anthony Rozic, Chief Financial Officer	387,861	–	295,000	–	11,278	–	694,139	–	12,139	–	83,466	–	789,744	–
Mr Nick Kurtis, Corporate Services Executive	437,861	310,108	600,000	300,000	11,278	10,315	1,049,139	620,423	12,139	12,008	630,550	349,979	1,691,828	982,410
Mr Michael O'Sullivan, Corporate Services Executive	437,861	292,366	600,000	300,000	11,278	10,315	1,049,139	602,681	12,139	12,008	205,046	154,063	1,266,324	768,752
Mr Jeff Pulsford, Chief Executive Officer, Arlington	254,948	–	190,023	–	20,331	–	465,302	–	90,909	–	134,300	–	690,511	–

(1) Bonuses paid to executives are in accordance with the Bonus Policy and based on individual performance of executives amongst their peers. Bonuses comprise both short-term and long-term benefits as amounts above $50,000 are withheld and paid fortnightly over a period of three years. Subject to the conditions of their service contracts, executives will only receive their unpaid bonuses if they remain as employees of the Consolidated Entity.

(2) Other includes reportable fringe benefits, car parking and per diem allowances.

Notes in Relation to the Tables of Directors' and Executives' Remuneration

The following assumptions were used in determining the fair value of options on grant date:

Grant date	Expiry date	Fair value per option $	Exercise price $	Market price of security $	Expected volatility $	Risk-free interest rate %	Distribution yield %
9 Dec 2005	30 Dec 2011	0.58	4.29	4.48	17.50	5.86	6.14

In respect of securities granted under the terms of the ESAP where limited recourse loans are provided to employees, the fair value of the limited recourse feature of the loan is treated as an option and is based on the following assumptions:

Grant date	Expiry date	Fair value per limited recourse security $	Issue price $	Market price of security $	Expected volatility %	Risk-free interest rate %	Distribution yield %
3 Nov 2005	30 Jun 2011	0.45	4.09	4.12	17.68	5.90	7.02
14 Jun 2006	31 Dec 2011	0.53	5.24	5.24	18.74	6.19	5.27

Remuneration Report (cont)

The proportion of bonuses included as remuneration for the year remaining unpaid at the end of the year is as follows:

	30 June 2006 %	30 June 2005 %
Executive Director		
Mr Gregory Goodman	65	59
Executives		
Mr David van Aanholt	62	57
Mr Anthony Rozic	55	–
Mr Nick Kurtis	61	56
Mr Michael O'Sullivan	61	56
Mr Jeff Pulsford		–

Remuneration and Past Financial Performance (Unaudited)

The level of fixed remuneration and performance-linked remuneration has been a function of the growth undertaken by the Company and its ability to attract and retain qualified and experienced management. Key financial drivers used to determine the level of remuneration in the past and moving forward include: earnings per security; total Securityholder returns; and return on equity. Return on equity will be the most significant factor moving forward and accordingly executives will be remunerated by exceeding a benchmark performance of return on equity. Historical performance for these financial drivers over the past five years for the Company is as follows:

Earnings per Security



30 ¢
25
20
15
10
5
0
2002(1)
2003(1)
2004(1)(2)
2005(3)(4)(5)
2006(5)

(1) Not adjusted for AIFRS.
(2) Before performance fee.
(3) Before performance fee and merger cost.
(4) Restated under AIFRS.
(5) Adjusted to exclude unrealised gains.

Return on Equity



30 %
25
20
15
10
5
0
2002(1)
2003(1)
2004(1)(2)
2005(3)
2006

(1) Not adjusted for AIFRS
(2) Before performance fee.
(3) Before performance fee and merger cost.

Total Securityholder Return



70 %
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

As demonstrated by the above historical performance, total performance remuneration is directly linked to pre-determined benchmarks which have historically been achieved based on the Consolidated Entity's financial performance.

Equity Instruments

Equity instruments refer to options over stapled securities issued under the Executive Option Plan and securities issued under the ESAP. As the interest bearing loans granted to employees under the ESAP are limited recourse, the value of this feature of the loan is accounted for as an option.

Remuneration Report (cont)

Options over Equity Instruments Granted as Compensation

On 9 December 2005, 1,325,000 options over the stapled securities of Macquarie Goodman were issued to Mr Jeff Pulsford as part of his compensation. The options, which have a fair value of $0.58 per option at grant date, are exercisable at $4.29 per option and expire on 31 December 2011. The value of the options was determined using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. None of the options vested during the year.

Analysis of Movements in Securities Issued under the ESAP

The movement during the reporting period, by value, of securities of Macquarie Goodman held under the ESAP by each Company Director and each of the five named executives is detailed below. No securities were forfeited during the year.

	New securities granted in the year[1] $	Securities vested the in year[2] $	Total value in the year $
Executive Director			
Mr Gregory Goodman	979,951	1,406,265	2,386,216
Executives			
Mr David van Aanholt	1,019,975	–	1,019,975
Mr Anthony Rozic	897,481	–	897,481
Mr Nick Kurtis	897,481	941,001	1,838,482
Mr Michael O'Sullivan	958,729	1,150,915	2,109,644

[1] The value of the loan in respect of securities granted in the year is the fair value of the securities calculated at grant date using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. The total value of the securities granted under this arrangement is included in the table above. This amount is allocated to remuneration over the vesting period of the security.

[2] The value of the limited recourse feature in respect of securities exercised during the year is calculated as the market price of securities on the ASX at close of trading on the date the securities were exercised after deducting the price paid or payable to exercise the security.

Declaration by Group Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO")

The CEO and the CFO declared in writing to the Board that, in their opinion, the financial records of the Company for the financial year have been properly maintained and the Company's financial reports for the year ended 30 June 2006 comply with accounting standards and present a true and fair view of the Company's financial condition and operational results. This statement is required annually.

Indemnification and Insurance of Officers and Auditors

Macquarie Goodman has insured current and former Directors and officers of Macquarie Goodman and its controlled entities in respect of Directors' and officers' liability and legal expenses. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of those contracts. The auditors of the Consolidated Entity are not indemnified in any way by this insurance cover.

Non-audit Services

During the year, KPMG, the Company's auditor, performed certain other services in addition to its statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and, in accordance with written advice provided by a resolution of the Audit Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

Non-audit Services (cont)

(a) all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure they do not impact the integrity and objectivity of the auditor;

(b) the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards; and

(c) the non-audit services carried out by KPMG during the financial year represented 74.9% of the comparable non-audit services carried out by all accounting firms for Macquarie Goodman.

Details of the amounts paid to the auditor of the Company, KPMG and its related practices for the audit and non-audit services, provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed.

	Consolidated	
	2006 $000	2005 $000
Audit Services		
Auditor of the Company		
– Audit and review of financial reports (KPMG Australia)	585.0	376.8
– Audit and review of financial reports (overseas KPMG firms)	528.7	28.1
	1,113.7	**404.9**
Other auditors		
– Audit and review of financial reports (non-KPMG firms)	9.7	18.5
	1,123.4	**423.4**
Other Regulatory Services		
– Other regulatory services (KPMG Australia)	51.0	68.5
– Other regulatory services (overseas KPMG firms)	35.4	–
Other Assurance Services		
– Investigative accounting services (KPMG Australia)	1,101.7	1,412.8
– Investigative accounting services (overseas KPMG firms)	367.3	–
Other Taxation Services		
– Taxation compliance services (KPMG Australia)	247.4	264.3
– Taxation compliance services (overseas KPMG firms)	452.1	15.6
– Other taxation advice (KPMG Australia)	359.9	–
– Other taxation advice (overseas KPMG firms)	71.6	–
	2,686.4	**1,761.2**
	3,809.8	**2,184.6**

The lead auditor's independence declaration under section 307C of the Corporations Act 2001 is attached to this Directors' Report.

Qualifications, Experience and Special Responsibilities of Directors and Joint Company Secretaries

Board of Directors

Mr David Clarke, AO – Chairman
Appointed 26 October 2000

David is the Executive Chairman of Macquarie Bank Limited. He was previously Managing Director and then Chairman of Macquarie Bank's predecessor organisation, Hill Samuel Australia Limited. David was educated at Sydney University (BEcon (Hons)) and Harvard University (MBA) and holds an honorary degree of Doctor of Science in Economics from Sydney University (Hon DScEcon). He has extensive experience as a chairman and is currently Chairman of Macquarie CountryWide Management Limited, Macquarie Office Management Limited and Macquarie ProLogis Management Limited, the management companies of Macquarie CountryWide Trust, Macquarie Office Trust and Macquarie ProLogis Trust. David is also Chairman of McGuigan Simeon Wines Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, Sydney Advisory Board of the Salvation Army, Opera Australia Capital Fund and Sydney University Football Club Foundation.

Dr David Teplitzky – Independent Deputy Chairman
Appointed 21 November 1990

David has a PhD and honours degree in Engineering and a Bachelor of Science. He is a retired Regional Director of American Cyanamid Company and the former Managing Director of Cyanamid Australia, Formica Australia Limited and Lederle Pharmaceuticals Limited. David is a member of both the Audit and the Remuneration and Nomination Committees of Macquarie Goodman. He is Chairman of the Board of a US-based computer memory research company Symetrix Corporation and a director of the public company, HiTec Energy Limited. David has been active for many years in venture capital and high-technology companies in Australia and South East Asia as a consultant and director.

Mr Gregory Goodman – Group Chief Executive Officer
Appointed 7 August 1998

Gregory is the Group Chief Executive Officer of Macquarie Goodman Group and is responsible for its global operations and implementation of its strategic plan. He has 24 years of experience in the property industry with significant expertise in the industrial property and business space arena. Gregory co-founded Macquarie Goodman Industrial Trust and played an integral role in establishing its position as the largest industrial property trust on the ASX. He oversaw the merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited to create Macquarie Goodman Group and managed its progression as a leading, international industrial property group.

Mr Ian Ferrier, AM – Independent Director
Appointed 1 September 2003

Ian is a co-founder of Ferrier Hodgson. He is a Fellow of The Institute of Chartered Accountants in Australia and has 42 years of experience in company corporate recovery and turnaround practice. Ian is also a director of a number of private and public companies. He is currently Chairman of InvoCare Limited and Australian Oil Limited and a director of McGuigan Simeon Wines Limited and Reckon Limited and was a director of MIA Group Limited until September 2004. His experience is essentially concerned with understanding the financial and other issues confronting companies which require turnaround management, analysing those issues and implementing policies and strategies which lead to a successful rehabilitation. Ian has significant experience in property and development, tourism, manufacturing, retail, hospitality and hotels, manufacturing, infrastructure and aviation and service industries.

Mr Patrick Goodman – Non-Executive Director
Appointed 14 April 1998

Patrick is the Managing Director of the Goodman Holdings Group, which is a major investor in Macquarie Goodman Group. The diversified interests of the Goodman Holdings Group initially focused on direct and indirect property development and have expanded to include the management of a diverse portfolio across sectors covering aviation, food, rural, private and listed equity, infrastructure and financial services throughout Australasia. Patrick is also a director of a number of property investment and management companies both in Australia and New Zealand. During his 26 year career, Patrick has had considerable public and private company experience in both New Zealand and Australia.

Qualifications, Experience and Special Responsibilities of Directors and Joint Company Secretaries (cont)

Mr John Harkness – Independent Director[(1)]
Appointed 23 February 2005

John is a Fellow of The Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He was a partner of KPMG for 24 years and National Executive Chairman for five years and retired from KPMG in June 2000. Since retiring from KPMG, John has held a number of non-executive director roles. From March 2003 until January 2004, he was a director of BresaGen Limited. John is currently Chairman of Lipa Pharmaceuticals Limited, ICA Property Development Funds, Helmsman Capital Fund and Sydney Foundation for Medical Research. He is a director of Macquarie CountryWide Management Limited and Crane Group Limited. John is President of Northern Suburbs Rugby Football Club Limited and a member of the Sydney Advisory Board of the Salvation Army.

(1) Mr Harkness was not on the Board during the period he was a partner of KPMG.

Mr James Hodgkinson – Non-Executive Director[(1)]
Appointed 21 February 2003

James is an Executive Director of Macquarie Bank Limited and Head of Macquarie Bank Group's Real Estate Capital Division. His responsibilities include Macquarie Bank Limited's ongoing investment in Macquarie Goodman Group and Macquarie Bank's interest in Macquarie Goodman Asia Joint Venture. James was Chief Executive Officer of Macquarie Industrial Trust for six years prior to that trust's merger with Macquarie Goodman Industrial Trust. He is also a director of Ascendas-MGM Funds Management Limited, Macquarie Goodman (NZ) Limited and Macquarie Goodman Hong Kong Wholesale Fund. He has over 19 years of experience in property funds management, investment banking and chartered accounting.

(1) Mr James Hodgkinson was appointed as an Alternate Director to Mr David Clarke on 21 February 2003. He was appointed a Director on 14 June 2005.

Ms Anne Keating – Independent Director
Appointed 23 February 2005

Anne was the General Manager, Australia for United Airlines from 1993 to 2001. She was previously on the board of NRMA Insurance/IAG for eight years. Anne is now a professional director with board positions in a range of industries including advertising, property, construction and banking. She is on the boards of Macquarie Leisure Management Limited, STW Communications Group Limited and Spencer Street Station Redevelopment Holdings Limited. Anne is also a member of the Advisory Council of ABN AMRO Australia and New Zealand.

Mr James Sloman, OAM – Independent Director
Appointed 1 February 2006

James has over 30 years of experience in the building and construction industries in Australia and overseas, including experience with Sir Robert McAlpine & Sons in London and Lend Lease Corporation in Australia and as Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games ("SOCOG") from 1997 to 2001. He is currently the Chief Executive Officer and a director of MI Associates Pty Limited, a company established by him and comprising some of the leading members of the former SOCOG senior management team. MI Associates has recently commenced work with the London Organising Committee for the Olympic Games following its work on London's winning bid for the 2012 Olympic Games. With his range of experience, James brings significant expertise to Macquarie Goodman Group.

Mr Stephen Girdis – Alternate Director for Messrs David Clarke and James Hodgkinson
Appointed 21 February 2003

Stephen is an Executive Director of Macquarie Bank Limited and the Global Head Macquarie Real Estate. He is or has been a director or alternate director on many of Macquarie Property's listed and unlisted real estate funds. Stephen has over 24 years of experience in chartered accounting, property finance, funds management and investment banking and is an Associate of both The Institute of Chartered Accountants in Australia and the Securities Institute of Australia. He is also a director of Macquarie Capital Partners LLC, Macquarie's global real estate investment banking joint venture.

Qualifications, Experience and Special Responsibilities of Directors and Joint Company Secretaries (cont)

Joint Company Secretaries

Ms Carolyn Scoble – Group General Counsel and Joint Company Secretary

Carolyn is the Group General Counsel and Joint Company Secretary of Macquarie Goodman Group. She is directly responsible for the company secretarial and corporate legal activities of the Group. Carolyn also oversees all legal matters relating to property and compliance. She has over 16 years of legal experience in corporate and commercial property areas including three years within the legal profession and six years as in-house Counsel with Kumagai Australia Group. Carolyn holds a Masters of Arts from Sydney University, a Bachelor of Arts/Bachelor of Laws from the Australian National University and a Graduate Diploma in Company Secretarial Practice. She is a member of Chartered Secretaries Australia.

Mr Mark Alley – Joint Company Secretary

Mark is the Joint Company Secretary of Macquarie Goodman Group. He has over 26 years of experience in finance, property investment and development in Australia, New Zealand, Asia and Europe. Previously, Mark was the Group Financial Controller of Ipoh Limited and before that the Finance Director of a private group of property companies. He holds a Bachelor of Commerce and Administration from Victoria University of Wellington, New Zealand. Mark is also a Fellow Certified Practising Accountant with CPA Australia.

The past directorships and length of service are set out in the Board of Directors and Joint Company Secretaries section of the Annual Report on pages 20 to 23.

Events Subsequent to Reporting Date

Subsequent to 30 June 2006, the Consolidated Entity contracted to acquire a portfolio of properties in Europe for $449.0 million.

Rounding

Macquarie Goodman is an entity of a kind referred to in Australian Securities & Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

The Directors' Report is made in accordance with a resolution of the Directors.

David Clarke, AO
Chairman

Gregory Goodman
Director

Sydney, 21 August 2006

Lead Auditor's Independence Declaration

Under section 307C of the Corporations Act 2001

To: The Directors of Macquarie Goodman Management Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

→ no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

→ no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

P M Reid

P M Reid
Partner

Sydney, 21 August 2006

Income Statements

For the year ended 30 June 2006

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Revenue and Other Income					
Gross property income		434.9	154.9	–	–
Net gains from fair value adjustments on investment properties:	14				
– Realised during the year		19.3	–	–	–
– Unrealised during the year		94.2	25.5	–	–
Net gain on disposal of investment properties	8	39.3	15.2	–	–
Share of net results of equity accounted investments	15	46.7	6.3	–	–
Net gain on disposal of equity investments		4.7	0.2	–	–
Funds management		62.8	13.6	–	–
Property services		9.4	10.5	–	–
Development management		17.0	22.8	–	–
Distributions from investments		8.7	7.7	–	–
Total revenue and other income		**737.0**	**256.7**	**–**	**–**
Expenses					
Property expenses		(90.5)	(27.4)	–	–
Employee expenses	7	(47.8)	(23.0)	(7.5)	(3.7)
Merger transaction expenses		–	(22.5)	–	(39.6)
Impairment of management rights on stapling		–	(95.4)	–	(67.8)
Administrative and other expenses		(23.9)	(12.9)	(0.1)	(0.6)
Total expenses		**(162.2)**	**(181.2)**	**(7.6)**	**(111.7)**
Financing Costs					
Financial income	8	16.3	1.8	15.7	18.2
Financial expenses	8	(85.3)	(25.9)	(26.8)	(2.9)
Net financing costs		**(69.0)**	**(24.1)**	**(11.1)**	**15.3**
Profit/(loss) before income tax	8	**505.8**	**51.4**	**(18.7)**	**(96.4)**
Income tax (expense)/benefit	9	(5.5)	17.0	0.9	27.7
Profit/(loss) for the year		**500.3**	**68.4**	**(17.8)**	**(68.7)**
Profit/(loss) attributable to Shareholders		47.1	(90.9)		
Profit attributable to Unitholders	1(c)	453.0	157.6		
Profit attributable to Securityholders	25	**500.1**	**66.7**		
Amount attributable to other minority interests		0.2	1.7		
Profit for the year		**500.3**	**68.4**		
Basic earnings/(loss) per Company share (¢)	2	3.2	(13.4)		
Basic earnings/(loss) per security (¢)	2	34.6	9.9		
Diluted earnings per Company share (¢)	2	3.2	(13.4)		
Diluted earnings per security (¢)	2	34.3	9.5		
Dividend per Company share (¢)	2	–	8.0		
Distribution/dividend per security (¢)	2	27.5	20.9		

The Income Statements are to be read in conjunction with the accompanying notes.

Balance Sheets

As at 30 June 2006

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Current Assets					
Cash assets	27(a)	23.3	7.2	0.9	0.1
Receivables	11	306.0	50.3	39.1	15.7
Inventories	12	241.4	13.5	–	–
Current tax receivables	9(c)	1.1	6.3	6.6	2.6
Other assets	13	47.1	46.6	–	1.0
Total current assets		**618.9**	**123.9**	**46.6**	**19.4**
Non-current Assets					
Receivables	11	9.7	4.8	444.6	54.5
Investment properties	14	4,190.0	4,758.4	–	–
Inventories	12	19.0	17.2	–	–
Investments accounted for using the equity method	15	475.2	120.0	–	–
Deferred tax assets	16	11.4	7.0	3.4	4.6
Other financial assets	18	231.2	101.0	240.4	31.5
Other assets	13	–	0.8	–	–
Property, plant and equipment	17	12.2	3.3	–	–
Intangible assets	19	1,185.6	6.0	–	–
Total non-current assets		**6,134.3**	**5,018.5**	**688.4**	**90.6**
Total assets		**6,753.2**	**5,142.4**	**735.0**	**110.0**
Current Liabilities					
Payables	20	247.8	91.7	58.9	1.6
Interest bearing liabilities	21	1,192.4	1,000.9	–	–
Provisions	22	113.1	92.9	–	–
Total current liabilities		**1,553.3**	**1,185.5**	**58.9**	**1.6**
Non-current Liabilities					
Payables	20	204.0	28.5	8.6	38.1
Interest bearing liabilities	21	979.9	862.3	730.0	33.7
Deferred tax liabilities	16	24.7	13.4	0.1	–
Provisions	22	20.0	0.4	–	–
Total non-current liabilities		**1,228.6**	**904.6**	**738.7**	**71.8**
Total liabilities		**2,781.9**	**2,090.1**	**797.6**	**73.4**
Net assets		**3,971.3**	**3,052.3**	**(62.6)**	**36.6**
Equity Attributable to Shareholders					
Issued capital	23	52.7	140.5	52.7	140.5
Reserves	24	58.7	37.7	17.9	11.5
Accumulated losses	25	(63.3)	(109.0)	(133.2)	(115.4)
Total equity attributable to Shareholders		**48.1**	**69.2**	**(62.6)**	**36.6**
Minority Interests					
Equity Attributable to Unitholders					
Issued capital	23	3,728.9	2,815.7	–	–
Reserves	24	109.8	9.0	–	–
Retained earnings	25	63.3	89.2	–	–
Total equity attributable to Unitholders		**3,902.0**	**2,913.9**	–	–
Other minority interests	26	21.2	69.2	–	–
Total equity		**3,971.3**	**3,052.3**	**(62.6)**	**36.6**

The Balance Sheets are to be read in conjunction with the accompanying notes.

Statements of Recognised Income and Expense

For the year ended 30 June 2006

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Amounts recognised directly in equity, net of tax:					
Foreign exchange translation differences	24	(3.8)	0.6	–	–
Cash flow hedges:					
– Gains taken directly to equity	24	30.0	–	0.4	–
– Gains transferred to Income Statement	24	(10.3)	–	–	–
Change in fair value of available-for-sale equity securities	24	15.1	–	–	–
Actuarial gain on defined benefits superannuation funds	24	2.7	–	–	–
Net income recognised directly in equity		**33.7**	**0.6**	**0.4**	**–**
Profit/(loss) for the year		**500.3**	**68.4**	**(17.8)**	**(68.7)**
Total recognised income and expense		**534.0**	**69.0**	**(17.4)**	**(68.7)**
Attributable to:					
– Securityholders		533.8	67.3	(17.4)	(68.7)
– Minority interests		0.2	1.7	–	–
Total recognised income and expense		**534.0**	**69.0**	**(17.4)**	**(68.7)**
Impact of change in accounting policy – financial instruments					
Securityholders	24, 25	(14.9)	–	–	–
Minority interests		–	–	–	–
		(14.9)	–	–	–

The Statements of Recognised Income and Expense are to be read in conjunction with the accompanying notes.

Cash Flow Statements

For the year ended 30 June 2006

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Cash Flows from Operating Activities					
Property income received		408.3	178.5	–	–
Other cash receipts from services provided		112.2	101.7	–	–
Property expenses paid		(98.8)	(59.2)	–	–
Other cash payments in the course of operations		(85.4)	(67.1)	(0.1)	–
Distributions and dividends received		23.4	7.1	7.0	15.9
Interest received		3.4	2.1	(26.7)	1.9
Finance costs paid		(86.8)	(53.8)	15.7	(2.5)
Income taxes paid (net of refunds)		(3.2)	(10.4)	(3.7)	(2.4)
Net cash provided by/(used in) operating activities	27(b)	**273.6**	**98.9**	**(7.8)**	**12.9**
Cash Flows from Investing Activities					
Proceeds from deferred settlement and sale of investment properties		509.4	185.5	–	–
Acquisitions of controlled entities (net of cash acquired)	3	(867.8)	–	–	–
Proceeds from sale of equity investments (net of cash disposed)	4	542.6	–	–	26.3
Payments for equity investments		(264.0)	(30.3)	(150.1)	–
Payments for investment properties and developments		(1,375.0)	(635.9)	–	–
Payments for property, plant and equipment		(5.0)	(1.2)	–	–
Payments for intangible assets		–	(3.5)	–	(3.5)
Cash on acquisition of Macquarie Goodman Industrial Trust ("MGI")	1(c)	–	20.6	–	–
Merger transaction costs		–	(23.1)	–	(23.0)
Net cash used in investing activities		**(1,459.8)**	**(487.9)**	**(150.1)**	**(0.2)**
Cash Flows from Financing Activities					
Proceeds from issue of securities		386.2	462.6	–	26.6
Transaction costs from issue of securities		(8.0)	(11.3)	–	(0.5)
Loans to controlled entities		–	–	166.4	11.2
Loans (to)/from related entities		(27.5)	–	(2.0)	6.7
Proceeds from borrowings		3,258.2	815.2	–	–
Repayment of borrowings		(2,316.3)	(719.6)	(5.7)	(34.5)
Distributions and dividends paid		(90.3)	(91.1)	–	(22.1)
Amounts paid to minority interests		–	(69.9)	–	–
Net cash provided by/(used in) financing activities		**1,202.3**	**385.9**	**158.7**	**(12.6)**
Net increase/(decrease) in cash held		16.1	(3.1)	0.8	0.1
Cash at the beginning of the year		7.2	10.3	0.1	–
Cash at the end of the year	27(a)	**23.3**	**7.2**	**0.9**	**0.1**

Details of non-cash transactions are set out in note 27.

The Cash Flow Statements are to be read in conjunction with the accompanying notes.

1 Statement of Significant Accounting Policies

Macquarie Goodman Management Limited ("Company") is a company domiciled in Australia. The consolidated report of the Company for the year ended 30 June 2006 comprises the Company and its controlled entities (together the "Consolidated Entity") and the Consolidated Entity's interest in associates and jointly controlled entities.

The significant accounting policies which have been adopted in the preparation of the Financial Report are set out below:

(a) Basis of Preparation of the Financial Report

The Financial Report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRS") form the basis of Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS").

The Financial Report is the first annual financial report to be prepared by the Company in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing the Financial Report.

The accounting policies adopted have been consistently applied to all periods presented in the Financial Report and in preparing an opening AIFRS Balance Sheet at 1 July 2004, with the exception of accounting for financial instruments. The accounting policies are consistently applied by each entity in the Consolidated Entity. As a result of the implementation of AIFRS, the basis of presentation of the Financial Report is different to that of the 30 June 2005 Financial Report.

The Financial Report is prepared on the historical cost basis except that the following assets and liabilities are stated at fair value: investment properties, derivative financial instruments and financial instruments classified as available-for-sale.

The Financial Report is presented in Australian dollars and was authorised for issue by the Directors on 21 August 2006.

(b) Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

In preparing the Financial Report, certain accounting and valuation methods have been amended from those adopted under previous Australian Generally Accepted Accounting Principles ("Previous GAAP"). With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Company has elected to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, from 1 July 2005.

An explanation of how the transition to AIFRS has affected the financial position and financial performance of the Consolidated Entity is provided in note 37. This note includes reconciliations of equity and profit reported under Previous GAAP to equity and profit reported under AIFRS for comparative years. There was no material effect on the presentation of the Cash Flow Statement as a result of the change from Previous GAAP to AIFRS.

(c) Principles of Consolidation

Accounting for the Acquisition of Control of MGI

The merger of the Company and MGI was approved at separate meetings of the respective Shareholders and Unitholders on 25 January 2005. Following approval of the merger, shares in the Company and units in MGI were stapled to one another and are quoted as a single security on the Australian Stock Exchange ("ASX").

Australian Accounting Standards require an acquirer to be identified and an in-substance acquisition to be recognised. In relation to the merger of the Company and MGI, the Company is identified as having acquired control over the assets of MGI. To recognise the in-substance acquisition, the following accounting principles have been applied:

(i) no goodwill is recognised on acquisition of MGI because no direct ownership interest was acquired by the Company in MGI;

(ii) the equity issued by the Company to Unitholders to give effect to the transaction is recognised at the dollar value of the consideration payable by the Unitholders. This is because the issue of shares by the Company was administrative in nature rather than for the purposes of the Company acquiring an ownership interest in MGI; and

(iii) the issued units of MGI are not owned by the Company and are presented as minority interests in the Consolidated Entity notwithstanding that the Unitholders are also the Shareholders by virtue of the stapling arrangement. Accordingly, the equity in the net assets of MGI and the profit arising from those net assets have been separately identified in the Income Statement and Balance Sheet.

1. Statement of Significant Accounting Policies (cont)

(c) Principles of Consolidation (cont)

Controlled Entities

Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company at 30 June 2006 and the results of all such entities for the year ended 30 June 2006.

Where an entity either began or ceased to be controlled by the Company during the year, the results of that entity are included only from or to the date control commenced or ceased.

Investments in controlled entities are carried at their cost of acquisition in the Company's financial statements.

Associates

Associates are those entities over which the Consolidated Entity exercises significant influence but not control over their financial and operating policies. Investments in associates are accounted for using the equity method in the financial statements.

Joint Ventures

A joint venture is either an entity or operation that is jointly controlled by the Consolidated Entity.

Joint Venture Entities

In the consolidated financial statements, investments in joint venture entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The Consolidated Entity's share of the joint venture entity's net profit or loss is recognised in the consolidated profit and loss from the date joint control commences. Other movements in reserves are recognised directly in the consolidated reserves.

Joint Venture Operations and Assets

The Consolidated Entity's interests in unincorporated joint ventures and jointly controlled assets are brought to account by including its proportionate share of assets and liabilities and the Consolidated Entity's revenue and expenses from the sale of its goods or services on a line-by-line basis from the date joint control commences to the date joint control ceases.

Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures, including those relating to contributions of non-monetary assets on establishment, are eliminated to the extent of the Consolidated Entity's interest. Unrealised gains relating to associates and joint ventures are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(d) Revenue Recognition

Rental Income

Rental income entitlements under operating leases are recognised on a straight-line basis over the term of the lease contract. Where operating lease rental income is recognised relating to fixed increases in rentals in future years, an asset is recognised. This asset is a component of the relevant investment property carrying amount. The cost of lease incentives provided to customers is recognised on a straight-line basis as a reduction of gross operating lease rental income.

Recoverable Outgoings

Recovery of certain outgoings is accrued on an estimated basis and adjusted when the actual amounts are invoiced to respective customers.

Rendering of Services

Fee income derived from funds management, property services, development management and property services is recognised progressively as the services are provided.

Financial Income

Interest

Interest is brought to account on an accruals basis and, if not received at balance date, is reflected in the Balance Sheet as a receivable.

Distributions and Dividends

Distributions are recognised when they are declared by the distributing entities.

Dividend income is recognised when a dividend has been declared and, if not received at balance date, is reflected in the Balance Sheet as a receivable. Dividends are recognised net of any franking credits.

1 Statement of Significant Accounting Policies (cont)

(e) Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Company's controlled entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

Transactions

Foreign currency transactions are translated to Australian currency at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date. Resulting exchange differences are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost are translated at rates of exchange ruling at the date of the initial transaction. Non-monetary items which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Translation of Controlled Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into Australian dollars at foreign exchange rates ruling at the reporting date.

Revenue and expenses are translated at weighted average rates for the year. Exchange differences arising on translation are taken directly to the Foreign Currency Translation Reserve until the disposal or partial disposal of the operations.

Exchange differences arising on monetary items that form part of the net investment in a foreign operation are recognised in profit or loss of the Company and recognised in the Foreign Currency Translation Reserve on consolidation.

Exchange Rates Used

The following exchange rates are the main exchange rates used in translating foreign currency transactions, balances and financial statements:

	Weighted average		As at 30 June	
	2006	2005	2006	2005
Singapore dollar	1.2317	1.2503	1.1782	1.2928
New Zealand dollar	1.1166	1.0814	1.1900	1.0949
Hong Kong dollar	5.8044	5.8608	5.7261	5.9978
United States dollar	0.7479	N/A	0.7427	N/A
Euro	0.5849	N/A	0.5873	N/A
British pound sterling	0.4210	N/A	0.4009	N/A

(f) Investment Properties

Investment properties comprise investment interests in land and buildings held for the purpose of leasing to produce rental income and/or for capital appreciation. Investment properties are carried at their fair value.

Components of Investment Properties

Land and buildings (including integral plant and equipment) comprising investment properties, are regarded as composite assets and are disclosed as such in the Financial Report. Investment properties are not depreciated as they are subject to continual maintenance and regularly revalued on the basis described below. Taxation allowances for building, plant and equipment depreciation are claimed by trusts within the Consolidated Entity and are declared as tax deferred components of distributions.

Investment property carrying values include the costs of acquiring the properties. Where a contract of purchase includes a deferred payment arrangement, the acquisition value is determined as the cash consideration payable in the future, discounted to present value at the date of acquisition.

Amounts provided to customers as lease incentives and assets relating to fixed rental income increases in operating lease contracts are included within investment property values. Lease incentives are amortised over the lease term.

Revaluations of Investment Properties

An independent valuation of investment properties is obtained at least every three years to use as a basis for measuring the fair value of the properties.

The independent registered valuer determines the market value based on market evidence and assuming a willing, but not anxious, buyer and seller, a reasonable period to sell the property, and the property being reasonably exposed to the market.

At each reporting date occurring between obtaining independent valuations, the Directors review the carrying value of the Consolidated Entity's investment properties to be satisfied that, in their opinion, the carrying value of the investment properties reflects the fair value of the investment properties at that date.

1 Statement of Significant Accounting Policies (cont)

(f) Investment Properties (cont)

Changes in fair value are recognised directly in profit or loss. The net of unrealised revaluations from investment properties is transferred to the Asset Revaluation Reserve.

Disposal of Investment Properties

The gain or loss on disposal of investment properties is calculated as the difference between the carrying amount of the property at the time of the disposal and the proceeds on disposal and is included in profit or loss in the period of disposal. The balance of unrealised gains for the individual properties at the time of their disposal is transferred to the Capital Profits Reserve.

Redevelopment Projects

Where a property is undergoing redevelopment, the cost of redevelopment is added to its previously stated fair value. The carrying amounts of redevelopment projects are reviewed to determine whether they are in excess of their recoverable amount at each reporting date. If the carrying amount of a redevelopment project exceeds its recoverable amount, the project is written down to the lower amount. The Consolidated Entity's policy is to revalue redevelopment properties to their fair value at the date of their practical completion.

Development Costs of Investment Properties

Costs of development include the costs of all materials used in construction, costs of managing the project, holding costs and borrowing costs incurred during the development period.

The costs of development are included within investment properties. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at the reporting date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised in profit or loss in the period in which it occurs.

The Consolidated Entity's policy is to revalue development properties to their fair value at the date of their practical completion.

(g) Receivables

Trade debtors and rental debtors due within 30 days are not discounted (refer to note 1(m) for details of impairment). The collectability of trade debtors is assessed at the reporting date.

Debts which are known to be uncollectable are written off. An allowance for doubtful debts is made when some doubt as to collection exists.

Construction work in progress under contract is stated at cost plus profit recognised to date less an allowance for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred, relating to the Consolidated Entity's construction contract activities based on normal operating activity.

(h) Inventories

Work in progress in respect of construction projects, land subdivision and development projects includes the costs of acquisition, planning, management, development and holding costs such as rates and taxes. Work in progress is carried at the lower of cost and net realisable value.

(i) Property, Plant and Equipment

Items of plant and equipment are initially recorded at cost and depreciated using the straight-line method over their estimated useful lives to the Consolidated Entity. The estimated useful lives used for each class of asset are as follows:

Plant and equipment	Useful lives
Leasehold improvements	4 to 10 years
Plant and equipment	2 to 15 years

Refer also to note 1(l) in respect of leased assets.

(j) Finance Costs

Policy from 1 July 2005 Onwards

Expenditure incurred in obtaining debt finance is offset against the principal amount of the interest bearing liability to which it relates, and recognised as an interest expense on an effective yield basis over the life of the facility. Finance costs relating to a qualifying asset are capitalised as part of the cost of that asset using a weighted average cost of debt. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. All other finance costs are expensed as incurred.

Comparative Year Policy – Up to 30 June 2005

Expenditure incurred in obtaining debt finance was deferred as an asset and written off over the period of the finance facility. Finance costs relating to a qualifying asset were capitalised as part of the cost of that asset using a weighted average cost of debt. Qualifying assets were assets which took more than 12 months to get ready for their intended use or sale. All other finance costs were expensed as incurred.

1 Statement of Significant Accounting Policies (cont)

(k) Investments

Investments in Equity Securities

Investments held for trading are classified as current assets and are stated at fair value with any resultant gain or loss recognised in profit or loss.

Other investments held by the Consolidated Entity (apart from investments in associates and joint ventures) are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest bearing, interest calculated using an effective yield method is recognised in profit or loss.

Investments in listed entities which are designated as available-for-sale (other than investments in listed associates) are measured at fair value which is determined with reference to quoted bid price at reporting date. Changes in the fair value of such investments are recognised in equity. When investments classified as available-for-sale are sold, the accumulated fair value adjustments are included in profit or loss as gains or losses from disposal of investment securities.

(l) Leased Assets

Leases under which the Consolidated Entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance Leases

A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

Finance Lease Payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating Lease Payments

Payments made under operating leases are recognised as an expense on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense and spread over the lease term.

(m) Impairment

The carrying amounts of the Consolidated Entity's assets (except deferred tax assets, inventories and investment properties) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset is written down to the recoverable amount. The write-down is expensed in the reporting period in which it occurs.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any identified intangible asset, then goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and indefinite-life intangible assets were tested for impairment at 1 July 2004, the date of transition to AIFRS, even though no indication of impairment existed at that date.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of Recoverable Amount

The recoverable amount of the Consolidated Entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (ie. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

1 Statement of Significant Accounting Policies (cont)

(m) Impairment (cont)

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance date.

The recoverable amount of other assets is the greater of their fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of Impairment

Impairment losses, other than those in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Where a group of assets working together supports the generation of cash inflows, the recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts of non-current assets, the relevant cash flows are discounted to their present value.

(n) Interest Bearing Liabilities

Policy from 1 July 2005 Onwards

Interest bearing liabilities are recognised on inception at their fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are stated at amortised cost with any difference being recognised in profit or loss over the period of the borrowings on an effective yield basis, subject to set-off arrangements. Unpaid interest is accrued at the contracted rate and included in the Balance Sheet under current payables.

Comparative Year Policy – Up to 30 June 2005

Interest bearing liabilities were recognised at their principal amount. Unpaid interest was accrued at the contracted rate and included in the Balance Sheet as other creditors and accruals.

(o) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received by the Consolidated Entity prior to the end of the year.

(p) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability most closely matching the expected future payments, except where noted below. The unwinding of the discount is treated as part of the expense related to the particular provision.

Dividends/Distributions Payable

Provisions for dividends and distributions payable are recognised in the reporting period in which the dividends and distributions are declared for the entire undistributed amount regardless of the extent to which they will be paid in cash.

1 Statement of Significant Accounting Policies (cont)

(q) Derivative Financial Instruments and Hedging

The Consolidated Entity uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, investing and financing activities. In accordance with its treasury policy, the Consolidated Entity does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are treated as trading instruments.

Hedging Policy from 1 July 2005 Onwards

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income Statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is recognised in profit or loss.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised directly in equity. The gain or loss relating to any ineffective portion is recognised in the Income Statement.

Hedges of Net Investment in Foreign Operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in profit or loss.

Comparative Year Policy – Up to 30 June 2005

Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, were deferred and included in the measurement of the anticipated transaction when the transaction had occurred as designated. Any gains or losses on the hedge transaction after that date were included in profit or loss. The net amounts receivable and payable under interest rate swap arrangements were accounted for on an accruals basis and were included in the interest expense.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses were recorded on the Balance Sheet from the date of inception of the hedge transaction. When recognised, the net receivables or payables were revalued using the foreign currency exchange rate current at the reporting date.

Where a hedge was redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation were only deferred where the original anticipated transaction was still expected to occur as designated. When the original anticipated transaction was no longer expected to occur as designated, any gains or losses relating to the hedge instrument were included in the Income Statement for the period.

(r) Intangible Assets

All business combinations on or after 1 July 2004 are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Management Rights

An intangible asset acquired as part of a business combination is recognised as distinct from goodwill if the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Management rights, including indefinite-life contracts to manage assets, are carried at cost less accumulated amortisation and impairment losses. Where management rights are for an indefinite term and/or where renewal of rights is routinely renewed at minimal cost, no amortisation is provided but the rights are subject to an annual impairment test. Where management rights are for a finite period, they are amortised on a straight-line basis over that term.

Goodwill

Goodwill is stated at cost less any accumulated impairment losses. No amortisation is provided. Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to the related cash-generating units monitored by management. Valuation methods based on multiples of before-tax earnings are used to estimate the recoverable value of the reporting unit. Where the recoverable amount of the reporting unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the profit or loss.

1 Statement of Significant Accounting Policies (cont)

(s) Income Tax

Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not accounted for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from distributions/dividends are recognised at the same time as the liability to pay the related distribution/dividends.

Tax Consolidation

The Company is the head entity in a tax consolidated group comprising all Australian wholly-owned subsidiaries (this excludes MGI and its controlled entities). The head entity recognises all of the current tax assets and liabilities of the tax consolidated group (after elimination of intra-group transactions).

The tax consolidated group has entered into a tax funding arrangement that requires wholly-owned subsidiaries to make contributions to the head entity for current tax assets and liabilities arising from external transactions during the year. Under the tax funding arrangements, the contributions are calculated on a "standalone basis" so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries within the tax consolidated group. The timing of contributions reflects the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities.

The assets and liabilities arising under the tax funding arrangement are recognised as inter-company assets and liabilities with a consequential adjustment to income tax expense/revenue.

MGI

Under current Australian income tax legislation, MGI is not liable for income tax, including capital gains tax, provided that Securityholders are presently entitled to the distributable income of MGI as calculated for trust law purposes. Tax allowances for building and plant and equipment depreciation are distributed to Securityholders in the form of tax deferred components of distributions. Any taxable capital gains are distributed.

(t) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the Balance Sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority, are presented as operating cash flow.

(u) Employee Benefits

Wages, Salaries and Annual Leave

Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled within 12 months of the reporting date representing present obligations resulting from employees' services provided to the reporting date. These are calculated at undiscounted amounts based on remuneration wage and salary rates that the Consolidated Entity expects to pay as at reporting date including related on-costs, such as workers' compensation insurance and payroll tax.

Long-term Service Benefits

The Consolidated Entity's net obligation in respect of long-term service benefits, other than defined benefit superannuation funds, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted to reflect the estimated timing of benefit payments.

1 Statement of Significant Accounting Policies (cont)

(u) Employee Benefits (cont)

Defined Contribution Superannuation Funds

The obligation for contributions to defined contribution superannuation funds is recognised as an expense as incurred.

A liability or asset in respect of a defined benefit superannuation fund is recognised in the Balance Sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the fund's assets at that date.

The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to the expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to equity.

Employee Securities Acquisition Plan ("ESAP")

Because of the limited recourse nature of certain loans provided to employees in respect of securities granted to them under the terms of the ESAP, the value of the limited recourse feature of those loans is required to be accounted for as an option. The fair value of options is expensed with a corresponding increase in the Employee Compensation Reserve. The options expense is calculated on a straight-line basis over the years to the vesting date and assumes that all conditions of the grant and employee service will be met. The fair value of options is measured at grant date using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework.

Where the Company has issued or purchased securities in advance of ESAP vesting conditions being met by employees, these securities are recognised as a debit balance in equity and classified as Treasury Securities. These securities are treated as ordinary issued securities only when the vesting conditions of these securities under the ESAP have been met.

The above accounting policy has not been applied to options that were issued prior to 7 November 2002 but vested before 1 January 2005.

(v) Segment Reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the portion that can be allocated to the segment on a reasonable basis. Segment assets and liabilities include all assets and liabilities used by a segment which can be directly attributed to segment activity, excluding tax assets and liabilities.

Change in Segment Reporting

Prior to the current accounting year, business segments were presented as the primary reporting segment of the Consolidated Entity. As a result of the expansion in overseas operations of the Consolidated Entity, geographical segments are now presented as the primary reporting segment. This change does not have any impact on the consolidated result for the current year or the previous year.

(w) Australian Accounting Standards Issued but Not Yet Effective

As at the date of this Financial Report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of the current reporting period. Of these, only AASB 119 Employee Benefits (issued December 2004) and AASB 2004-3 have been adopted early. These standards made available two additional options for accounting for defined benefit obligations, one of which was selected by the Consolidated Entity (refer to note 1(u)). The Consolidated Entity has not early adopted any other accounting standards. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact on the type of information disclosed in relation to the Consolidated Entity's financial statements.

(x) Rounding

In accordance with Australian Securities & Investments Commission Class Order 98/100 (as amended), the amounts shown in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

(y) Comparative Figures

Where applicable, certain comparative figures have been restated to conform with the presentation in the current year's Financial Report.

2 Earnings per Security

	Note	Consolidated 2006 ¢	2005 ¢
Attributable to Securityholders			
Basic earnings per security	2(a)	34.6	9.9
Basic earnings per security as disclosed under Previous GAAP		–	7.4
Basic earnings/(loss) per Company share	2(a)	3.2	(13.4)
Diluted earnings per security	2(a)	34.3	9.5
Diluted earnings per security as disclosed under Previous GAAP		–	7.2
Diluted earnings/(loss) per Company share	2(a)	3.2	(13.4)
Distribution/dividend per security	2(b)	27.5	20.9

	Number of securities 2006	2005
Weighted average number of securities used in calculating basic earnings per Company share and security and distribution/dividend per Company share and security	1,447,031,063	676,402,875
Effect of securities issued under the ESAP accounted for as Treasury Securities	14,493,370	3,604,167
Effect of Reset Preference Units ("RePS") conversion	11,579,383	–
Effect of executive options on issue	7,178,376	18,997,334
Weighted average number of securities used in calculating diluted earnings per Company share and security	**1,480,282,192**	**699,004,376**

(a) Profit after Tax used in Calculating Diluted Earnings per Security/Company Share

Consolidated	2006 $M	2005 $M
Profit after tax used in calculating basic earnings per security	500.1	66.7
RePS interest	2.5	–
Effect of Treasury Securities and options	4.5	–
Profit after tax used in calculating diluted earnings per security	**507.1**	**66.7**
Company		
Profit/(loss) after tax used in calculating basic and diluted earnings per Company share	47.1	(90.9)

(b) Dividends and Distributions used in Calculating Dividend/Distribution per Security/Company Share

Consolidated	2006 $M	2005 $M
30 June 2004 dividend of 3.5 cents	–	9.6
30 September 2005 distribution of 6.875 cents (30 September 2004: nil)	96.8	–
31 December 2005 distribution of 6.875 cents (31 December 2004: dividend of 4.5 cents)	98.6	12.5
31 March 2006 distribution of 6.875 cents (31 March 2005: distribution of 6.475 cents)	99.9	81.5
30 June 2006 distribution of 6.875 cents (30 June 2005: distribution of 6.475 cents)	108.5	90.4
	403.8	**194.0**

3 Acquisitions of Controlled Entities

The Consolidated Entity acquired all of the issued share capital of Arlington Securities Ltd ("Arlington") and of Eurinpro International SA ("Eurinpro") on 23 December 2005 and 1 June 2006 respectively. The Consolidated Entity also acquired 60% of the issued equity of Ascendas Global Gateway Pte Limited ("AGG Singapore"), a Singapore company, and all of the issued share capital of Growth Link Limited ("Growth Link"), a Hong Kong company.

The effect of the acquisitions on the Consolidated Entity's assets and liabilities is as follows:

	Arlington $M	Eurinpro $M	Other $M	Total $M
Cash assets	37.2	7.8	1.1	46.1
Receivables	48.6	15.5	0.2	64.3
Inventories	–	245.4	–	245.4
Investments in listed funds	10.7	–	–	10.7
Investments in unlisted funds	87.2	–	–	87.2
Investments accounted for using the equity method	18.8	–	–	18.8
Investment properties	–	–	76.5	76.5
Property, plant and equipment	–	5.1	–	5.1
Other assets	–	0.9	–	0.9
Payables	(75.7)	(36.5)	(1.2)	(113.4)
Interest bearing liabilities	(73.0)	(160.9)	(12.9)	(246.8)
Deferred tax liabilities	(5.9)	–	(0.3)	(6.2)
Net identifiable assets and liabilities[1]	**47.9**	**77.3**	**63.4**	**188.6**
Less: Minority interests	–	–	(2.6)	(2.6)
Add: Intangible assets on acquisition	456.9	705.3	–	1,162.2
Total consideration payable	**504.8**	**782.6**	**60.8**	**1,348.2**
Less:				
Issue of securities	–	170.8	–	170.8
Deferred consideration	68.8	119.4	–	188.2
Transaction costs	17.3	58.0	–	75.3
Gross cash outflow[2]	**418.7**	**434.4**	**60.8**	**913.9**
Cash held by controlled entities on acquisition	(37.2)	(7.8)	(1.1)	(46.1)
Net cash outflow	**381.5**	**426.6**	**59.7**	**867.8**

(1) The net identifiable assets and liabilities shown above have been stated after fair value adjustments. For Arlington, fair value adjustments reduced net assets and liabilities on acquisition by $128.6 million, and related to intangible assets (reduction of $98.3 million), deferred taxes (reduction of $5.9 million), defined benefit pension liability (reduction of $14.8 million), property, plant and equipment (reduction of $7.2 million), income tax payable (reduction of $7.6 million), interest bearing liabilities (reduction of $3.1 million) and equity accounted investments (increase of $8.1 million). For Eurinpro, the fair value adjustment increased the balance of construction contract receivables by $9.9 million.

(2) The gross cash outflow includes transaction costs paid of $41.6 million.

The Consolidated Entity issued 33,483,220 securities at $5.10 per security on 1 June 2006 to acquire Eurinpro. This value per security differs from the published price at that date, being $5.77, but is equal to the price paid by institutional and sophisticated investors for securities issued on 31 May 2006. The difference between the value attributed to, and the published price of, the securities issued to acquire Eurinpro is $22.4 million.

Goodwill has arisen on the acquisition of Eurinpro because future anticipated economic benefits from that entity do not meet the criteria for recognition as intangible assets at the date of acquisition.

3 Acquisitions of Controlled Entities (cont)

Details of the entities acquired are set out below:

Entity acquired	Principal activity	Date of acquisition	Actual contribution since acquisition Revenue $M	Profit before tax $M	Contribution if acquisition took place on 1 Jul 2005 Revenue $M	Profit before tax $M
Arlington	Property asset management	23 Dec 2005	68.1	30.1	115.9	5.9
Eurinpro	Property development	1 Jun 2006	1.2	2.3	[1]	[1]
Growth Link[2]	Property investment	30 Aug 2005	0.8	0.2	1.2	0.4
AGG Singapore	Property investment	4 Oct 2005	0.8	(0.3)	1.1	(0.4)

[1] It is not practicable to calculate the revenue or profit contribution to the Consolidated Entity if the acquisition had taken place on 1 July 2005, as the likelihood of disposal of industrial properties created by Eurinpro to third parties not managed by the Consolidated Entity has changed. Eurinpro's consolidated profit for the 12 months to 31 December 2005 per its audited financial statements is Euro 27.5 million.

[2] Growth Link forms part of the Hong Kong Wholesale Fund. During the period from acquisition to the launch of the Hong Kong Wholesale Fund, Growth Link contributed $0.2 million to consolidated profit after tax.

4 Disposals of Interests in Controlled Entities

(a) Launch of the Macquarie Goodman Wholesale Fund ("MGW")

On 20 December 2005, two controlled entities of MGI, Macquarie Goodman Wholesale Trust No 1 (formerly Macquarie Goodman Thomas Trust) and Macquarie Goodman Wholesale Trust No 2 (collectively known as MGW) redeemed 67.4% of their issued equity held by the Consolidated Entity. MGW subsequently issued equity to third parties reducing the Consolidated Entity's equity interest to 32.6% of MGW at that time. Proceeds from the unit redemption of $409 million were paid to the Consolidated Entity. Subsequent to the transaction, the Consolidated Entity accounts for its interest in MGW using the equity accounting method.

Up to the date of disposal of the equity, MGW contributed profit of $48.9 million to the consolidated profit after tax for the year.

The principal effect of the disposal was a decrease in investment properties of the Consolidated Entity of $834.2 million, and a decrease in interest bearing liabilities of $233 million. The net cash inflow on disposal was $407.6 million.

(b) Launch of the Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")

Reduction of MGI's Interest in MGI HK Investments ("MGIHK")

On 14 November 2005, the Consolidated Entity sold 50% of its equity interest in MGIHK to Macquarie Bank Limited ("MBL") for consideration of $0.3 million (HK$1.6 million). Subsequent to the transaction, the Consolidated Entity accounted for its interest in MGIHK using the equity accounting method.

Up to the date of the initial part disposal of the entity, MGIHK contributed profit of $0.7 million to the consolidated profit after tax for the year.

The principal effect of the disposal was a decrease in investment properties of the Consolidated Entity of $475 million and a decrease in interest bearing liabilities of $481 million. The net cash outflow on disposal was $8.7 million (HK$47.8 million).

On 7 April 2006, the Consolidated Entity further reduced its shareholding in MGIHK on the launch of MGWHK. The Consolidated Entity's remaining interest in MGWHK continues to be accounted for using the equity accounting method.

On 7 April 2006, the Consolidated Entity subscribed for and received a 37.52% stake in MGWHK. The cost of this investment was $228.6 million. Prior to 30 June 2006, this investment was reduced to 16.8%. The Consolidated Entity received $128.2 million from selling down its holding.

5. Segment Reporting

The Consolidated Entity is based in Australia and has operations in New Zealand, Asia and Europe. Products and services undertaken by the Consolidated Entity in each region are as follows: direct and indirect ownership of investment properties, funds management, property management, leasing services, due diligence works and development management.

Geographical segment revenue and expenses are presented based on the geographical location of customers serviced. Segment assets and liabilities are classified based on the location of the assets.

Primary Segment Reporting – Geographical Segments

	Australia		New Zealand		Asia		Europe		Eliminations		Consolidated	
Year ended 30 June	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
Total Revenue and Other Income												
Revenue (gross property income, funds management, property services and development management)	434.4	184.7	12.5	16.9	11.0	0.2	66.2	–	–	–	524.1	201.8
Net gains from fair value adjustments on investment properties	113.5	25.5	–	–	–	–	–	–	–	–	113.5	25.5
Net gain on disposal of investment properties	30.4	4.1	8.2	11.1	–	–	0.7	–	–	–	39.3	15.2
Share of net results of equity accounted investments	16.7	–	20.1	2.7	8.7	3.6	1.2	–	–	–	46.7	6.3
Net gain on disposal of equity investments	3.7	–	–	0.2	1.0	–	–	–	–	–	4.7	0.2
Distributions from listed investments	–	–	–	2.6	7.5	5.1	0.3	–	–	–	7.8	7.7
Dividends/distributions from unlisted investments	–		–		–		0.9		–		0.9	–
Total revenue and other income	**598.7**	**214.3**	**40.8**	**33.5**	**28.2**	**8.9**	**69.3**	**–**	**–**	**–**	**737.0**	**256.7**
Segment Result												
Profit before income tax	438.1	24.2	21.2	18.7	14.0	8.5	32.5	–	–	–	505.8	51.4
Income tax (expense)/benefit											(5.5)	17.0
Profit for the year											**500.3**	**68.4**
Cash Flows												
– From operating activities	275.9	101.5	(2.9)	(2.2)	(1.5)	(0.4)	2.1	–	–	–	273.6	98.9
– From investing activities	112.1	(455.3)	(97.1)	112.5	(652.4)	(145.1)	(822.4)	–	–	–	(1,459.8)	(487.9)
– From financing activities	(236.5)	315.5	98.0	(113.3)	678.9	183.7	661.9	–	–	–	1,202.3	385.9
Capital expenditure	**(585.1)**	**(273.8)**	**(222.8)**	**(178.1)**	**(482.8)**	**(126.3)**	**(89.3)**	**–**	**–**	**–**	**(1,380.0)**	**(578.2)**
Impairment losses[1]	**–**	**(95.4)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(95.4)**

(1) – Impairment of Parent Entity management rights on stapling of the Company and MGI securities in February 2005.

5 Segment Reporting (cont)

Primary Segment Reporting – Geographical Segments (cont)

Year ended 30 June	Australia 2006 $M	Australia 2005 $M	New Zealand 2006 $M	New Zealand 2005 $M	Asia 2006 $M	Asia 2005 $M	Europe 2006 $M	Europe 2005 $M	Eliminations 2006 $M	Eliminations 2005 $M	Consolidated 2006 $M	Consolidated 2005 $M
Assets												
Investment properties	3,988.4	4,490.3	180.9	141.8	20.7	126.3	–	–	–	–	4,190.0	4,758.4
Investments accounted for using the equity method	189.3	–	155.0	113.7	110.2	6.3	20.7	–	–	–	475.2	120.0
Other financial assets	–	–	–	–	132.1	101.0	99.1	–	–	–	231.2	101.0
Intangible assets	–	–	5.6	6.0	–	–	1,180.0	–	–	–	1,185.6	6.0
Inventories	23.0	30.7	–	–	10.5	–	226.9	–	–	–	260.4	30.7
Other assets	701.7	67.7	29.8	27.9	52.5	30.7	159.3	–	(532.5)	–	410.8	126.3
Segment assets	**4,902.4**	**4,588.7**	**371.3**	**289.4**	**326.0**	**264.3**	**1,686.0**	**–**	**(532.5)**	**–**	**6,753.2**	**5,142.4**
Unallocated assets	–	–	–	–	–	–	–	–	–	–	–	–
Total assets	**4,902.4**	**4,588.7**	**371.3**	**289.4**	**326.0**	**264.3**	**1,686.0**	**–**	**(532.5)**	**–**	**6,753.2**	**5,142.4**
Liabilities												
Payables	(58.6)	(72.2)	(44.1)	(45.4)	(2.2)	(2.6)	(879.4)	–	532.5	–	(451.8)	(120.2)
Interest bearing liabilities	(888.0)	(1,419.0)	(277.5)	(191.6)	(263.4)	(252.6)	(743.4)	–	–	–	(2,172.3)	(1,863.2)
Provisions	(118.7)	(93.2)	(0.6)	(0.1)	–	–	(13.8)	–	–	–	(133.1)	(93.3)
Deferred tax liabilities	–	–	–	(0.7)	(17.3)	(12.7)	(7.4)	–	–	–	(24.7)	(13.4)
Segment liabilities	**(1,065.3)**	**(1,584.4)**	**(322.2)**	**(237.8)**	**(282.9)**	**(267.9)**	**(1,644.0)**	**–**	**532.5**	**–**	**(2,781.9)**	**(2,090.1)**
Unallocated liabilities	–	–	–	–	–	–	–	–	–	–	–	–
Total liabilities	**(1,065.3)**	**(1,584.4)**	**(322.2)**	**(237.8)**	**(282.9)**	**(267.9)**	**(1,644.0)**	**–**	**532.5**	**–**	**(2,781.9)**	**(2,090.1)**
Net assets/(liabilities)	**3,837.1**	**3,004.3**	**49.1**	**51.6**	**43.1**	**(3.6)**	**42.0**	**–**	**–**	**–**	**3,971.3**	**3,052.3**

Change in Segment Reporting

The Consolidated Entity previously identified business segments as its primary reporting segment. As the Consolidated Entity continues to expand into new geographical locations, the geographical segment has been identified as the primary reporting segment reflecting its internal management and reporting structure. This change does not have any impact on the reported financial result for the comparative year.

5 Segment Reporting (cont)

Secondary Segment Reporting – Business Segments

	Property investment	Funds management	Property services	Development management	Other investments	Eliminations	Consolidated
Year ended 30 June	2006 $M	2006 $M	2006 $M	2006 $M	2005 $M	2006 $M	2006 $M
External segment revenue and other income	590.9	62.8	9.4	17.0	7.5	–	687.6
Share of net results of equity accounted investments	32.9	7.4	1.3	5.1	–	–	46.7
Unallocated revenue							2.7
Total revenue and other income							**737.0**
Segment Result	527.7	38.0	1.2	11.0	7.5	(10.6)	574.8
Net financing costs							(69.0)
Impairment of management rights on stapling							–
Merger transaction expenses							–
Unallocated revenues and expenses							–
Profit before income tax							**505.8**
Income tax expense							(5.5)
Profit for the year							**500.3**
Assets							
Segment assets	5,987.6	5.6	8.5	60.9	132.1	–	6,194.7
Equity accounted investments	456.6	8.6	–	–	–	–	475.2
Unallocated assets							83.3
Consolidated total assets							**6,753.2**
Liabilities							
Segment liabilities	(91.7)	(4.4)	(8.3)	(45.3)	(106.2)	–	(257.9)
Unallocated liabilities							(2,524.0)
Consolidated total liabilities							**(2,781.9)**
Capital expenditure	(1,375.0)	–	–	–	–	(5.0)	(1,380.0)
Year ended 30 June	2005 $M	2005 $M	2005 $M	2005 $M	2005 $M	2005 $M	2005 $M
External segment revenue and other income	195.6	13.6	10.5	22.8	7.7	–	250.2
Share of net results of equity accounted investments	2.1	4.2	–	–	–	–	6.3
Unallocated revenue							0.2
Total revenue and other income							**256.7**
Segment Result	166.2	16.9	(0.1)	16.7	5.1	(4.1)	200.7
Net financing costs							(24.1)
Impairment of management rights on stapling							(95.4)
Merger transaction expenses							(22.5)
Unallocated revenues and expenses							(7.3)
Profit before income tax							**51.4**
Income tax benefit							17.0
Profit for the year							**68.4**
Assets							
Segment assets	4,866.4	6.9	7.7	36.0	101.0	–	5,018.0
Equity accounted investments	113.7	6.3	–	–	–	–	120.0
Unallocated assets							4.4
Consolidated total assets							**5,142.4**
Liabilities							
Segment liabilities	(94.9)	(101.4)	(8.4)	(2.9)	–	–	(207.6)
Unallocated liabilities							(1,882.5)
Consolidated total liabilities							**(2,090.1)**
Capital expenditure	(573.5)	(3.5)	(1.2)	–	–	–	(578.2)

6 Critical Accounting Estimates used in the Preparation of the Financial Statements

Estimates and assumptions concerning the future are made by the Consolidated Entity. Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Investment Property Values

Investment properties are carried at their fair value. Valuations are either based on an independent valuation or on a Directors' review of the carrying value. Valuations are determined based on assessments and estimates of uncertain future events, including:

(i) upturns and downturns in property markets and availability of similar properties;

(ii) vacancy rates; and

(iii) capital expenditure.

At 30 June 2006, the carrying value of completed investment properties held by the Consolidated Entity is $3,794.6 million (2005: $4,030.4 million).

(b) Intangible Assets

The Consolidated Entity recognises both management rights and goodwill in its Balance Sheet at 30 June 2006.

Management Rights

Management rights represent the cost less impairment of direct and indirect asset management arrangements. The carrying values of these assets are assessed annually taking into account uncertain future events, including:

(i) the period over which the future fee income streams continue to be received;

(ii) the likelihood of renewal of contractual agreements to manage funds at minimal cost; and

(iii) the future financial performance of the entities which generate those future fee income streams.

At 30 June 2006, the carrying value of management rights held by the Consolidated Entity is $481.8 million (2005: $6.0 million).

Goodwill

Goodwill carried by the Consolidated Entity represents the excess of the purchase price paid to acquire control over entities or groups of entities over the fair value of the net assets acquired. The carrying value of these assets is reviewed annually. The value is dependent on the assessment of uncertain future events, including the future profitability of the businesses acquired.

At 30 June 2006, the carrying value of goodwill for the Consolidated Entity is $703.8 million (2005: $nil).

7 Employee Expenses

		Consolidated		Parent Entity	
	Note	2006 $M	2005 $M	2006 $M	2005 $M
Wages and salaries		36.2	14.9	–	–
Contributions to defined contribution funds		1.9	1.5	–	–
Increase in liability for defined benefit funds	33(a)	1.4	–	–	–
Increase in liability for annual and long service leave		0.8	1.0	–	–
Equity-based payments	33(b)	7.5	5.6	7.5	3.7
		47.8	**23.0**	**7.5**	**3.7**

8 Profit/(Loss) before Income Tax

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Profit/(Loss) before Income Tax has been Arrived at after (Charging)/Crediting the Following Items:				
Financial Income				
Interest income from:				
– Related parties	–	–	14.9	–
– Controlled entities	–	–	–	1.5
– Other parties	3.4	1.8	0.8	0.8
Dividends from controlled entities	–	–	–	14.8
Dividends/distributions from listed property trusts	–	–	–	1.1
Fair value gains on ineffective portion of derivatives	10.3	–	–	–
Foreign exchange gain	2.6	–	–	–
	16.3	**1.8**	**15.7**	**18.2**
Financial Expenses				
Bank loans and overdraft interest	(125.9)	(48.8)	–	(1.4)
Amortisation of borrowing costs	–	–	(0.1)	(0.1)
Interest on loans from controlled entities	–	–	(26.7)	(1.1)
RePS interest	(3.0)	–	–	–
Other	(3.4)	–	–	(0.3)
Capitalised borrowing costs	47.0	22.9	–	–
	(85.3)	**(25.9)**	**(26.8)**	**(2.9)**
Net financing costs	**(69.0)**	**(24.1)**	**(11.1)**	**15.3**
Proceeds from sale of investment properties	578.3	257.0	–	–
Carrying value of investment properties sold	(539.0)	(241.8)	–	–
Net gain on disposal of investment properties	**39.3**	**15.2**	**–**	**–**
Depreciation of property, plant and equipment	(1.1)	(0.6)	–	–
Amortisation of leasehold improvements	(0.1)	(0.1)	–	–
Total depreciation and amortisation	**(1.2)**	**(0.7)**	**–**	**–**
Operating lease rental expenses	(3.9)	(2.7)	–	–

9 Taxation

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Income Tax (Expense)/Benefit					
Current Tax (Expense)/Benefit	9(a)				
Current year		(12.6)	(4.6)	2.5	27.7
Adjustment for prior years		(0.4)	(0.2)	(0.2)	–
		(13.0)	**(4.8)**	**2.3**	**27.7**
Deferred Tax Benefit/(Expense) Recognised in the Income Statement					
Movements in deferred tax		7.5	21.8	(1.2)	–
Other		–	–	(0.2)	–
		7.5	**21.8**	**(1.4)**	**–**
Total		**(5.5)**	**17.0**	**0.9**	**27.7**
(a) Income Tax (Expense)/Benefit					
Profit/(loss) before income tax		505.8	51.4	(18.7)	(96.4)
Primary facie income tax (expense)/benefit calculated at 30% (2005: 30%) on the profit/(loss) before income tax		(151.7)	(15.4)	5.6	28.9
(Increase)/decrease in income tax due to:					
– Profit attributable to Unitholders		135.9	47.5	–	–
– Impairment of management rights on stapling		–	(10.8)	–	(3.9)
– Other non-deductible items		(3.7)	(0.4)	–	(0.2)
– Non-assessable income – intra-group dividend		–	–	–	4.4
– Net assessable foreign income		(2.5)	(1.4)	(1.0)	(0.4)
– Net foreign tax credits received		0.8	0.7	–	–
– Non-deductible interest expense		(2.0)	–	(2.0)	–
– Non-deductible options expense		(2.2)	(1.9)	(2.2)	(1.1)
– Other items		21.0	(1.1)	0.7	–
Difference in overseas tax rates		(0.7)	–	–	–
Under-provision in prior year		(0.4)	(0.2)	(0.2)	–
Income tax (expense)/benefit attributable to profit/(loss)		**(5.5)**	**17.0**	**0.9**	**27.7**
(b) Deferred Tax Recognised Directly in Equity					
Relating to revaluation of investments		(2.2)	(11.2)	–	–
Other		(1.3)	–	–	–
		(3.5)	**(11.2)**	**–**	**–**
(c) Current Tax Receivables					
Balance at the beginning of the year		6.3	0.1	2.6	0.4
Movements during the year:					
– Income taxes paid/(refunded)		1.6	10.4	(3.7)	2.4
– Income tax (expense)/benefit on current year's profit		(6.4)	(4.0)	2.5	(0.2)
– Income tax refundable		–	–	5.4	–
Under-provision in prior year		(0.4)	(0.2)	(0.2)	–
Balance at the end of the year		**1.1**	**6.3**	**6.6**	**2.6**

9 Taxation (cont)

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
(d) Current Tax Payables				
Balance at the beginning of the year	–	–	–	–
Movements during the year:				
– Income taxes paid (net of refunds)	2.6	–	–	–
– Income tax expense on current year's profit	(6.2)	–	–	–
– Balance of provisions held by controlled entities at the date of acquisition	(9.0)	–	–	–
Balance at the end of the year	**(12.6)**	–	–	–

10 Dividends and Distributions

(a) Dividends Declared by the Company

No dividends were declared or paid by the Company during the year ended 30 June 2006 or up to the date of this report. The following information is provided in respect of the comparative year:

	Dividend cps	Total amount $M	Franked/ unfranked	Franked %	Date of payment
Year ended 30 June 2005					
Final 2004 dividend	3.5	9.6	Partly franked	57.0	22 Sep 2004
Interim 2005 dividend	4.5	12.5	Partly franked	30.0	2 Feb 2005
	8.0	**22.1**			

(b) Distributions Declared by MGI

	Distribution cpu	Total amount $M	Date of payment
Distributions for the quarters ended:			
– 30 Sep 2005	6.875	96.8	3 Nov 2005
– 31 Dec 2005	6.875	98.6	7 Feb 2006
– 31 Mar 2006	6.875	99.9	5 May 2006
– 30 Jun 2006	6.875	108.5	23 Aug 2006
	27.500	**403.8**	
Distributions for the comparative quarters ended:			
– 31 Mar 2005	6.475	81.5	3 May 2005
– 30 Jun 2005	6.475	90.4	19 Aug 2005
	12.950	**171.9**	

Details of distributions paid or declared by MGI for the comparative year are included from 1 February 2005 only as MGI did not form part of the Consolidated Entity prior to this date.

10 Dividends and Distributions (cont)

	Parent Entity	
	2006 $M	2005 $M
Dividend Franking Account		
30% franking credits available to Shareholders for subsequent financial years	1.3	(0.6)

The partly franked dividends paid during the prior year were franked at the tax rate of 30%.

The above amounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at year end;

(c) franking credits that will arise from the receipt of dividends recognised as a receivable at year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

11 Receivables

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Current				
Trade debtors	61.6	20.2	0.2	1.2
Other debtors[1]	138.5	27.3	0.4	3.5
Construction contract receivables	41.9	–	–	–
Receivables from the ESAP[2]	2.7	2.2	0.8	4.4
Loans to controlled entities[3]	–	–	35.0	6.6
Loans to other related parties	42.6	0.6	2.0	–
Other	18.7	–	0.7	–
	306.0	**50.3**	**39.1**	**15.7**
Non-current				
Other debtors[1]	0.7	–	–	–
Receivables from ESAP[2]	1.8	4.8	–	5.2
Loans to controlled entities[3]	–	–	444.6	49.3
Loans to other related parties	7.2	–	–	–
	9.7	**4.8**	**444.6**	**54.5**

(1) Other debtors at 30 June 2006 includes $71.3 million receivable from the sale of investment properties (2005: $24.7 million).

(2) Amounts receivable from employees bear interest at the Consolidated Entity's weighted average interest rate of 6.1% (2005: 6.5%) per annum and are for periods of up to five years. Loans shown are full recourse in respect of those securities vested under the ESAP.

(3) Details of loans to controlled entities are set out in note 32.

12 Inventories

	Consolidated		Parent Entity	
Current				
Work in progress	241.4	13.5	–	–
Non-current				
Work in progress	19.0	17.2	–	–

Inventories relate to construction projects undertaken by Eurinpro, the Brickworks Joint Venture, the development of a property in Shanghai, and the Moorabbin Airport Corporation Pty Limited development project.

Details of transactions with related parties involving work in progress are set out in note 32.

13 Other Assets

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Current				
Refundable deposits for the purchase of investment properties	34.0	33.4	–	–
Prepayments	13.1	11.2	–	–
Other	–	2.0	–	1.0
	47.1	**46.6**	**–**	**1.0**
Non-current				
Other	–	**0.8**	–	–

14 Investment Properties

	Completed investment properties 2006 $M	Redevelopment projects 2006 $M	Investment properties under development 2006 $M	Total investment properties 2006 $M	Completed investment properties 2005 $M	Redevelopment projects 2005 $M	Investment properties under development 2005 $M	Total investment properties 2005 $M
Carrying amount at the beginning of the year	4,030.4	186.3	541.7	4,758.4	–	–	–	–
Cost of acquisition:								
– On acquisition of MGI	–	–	–	–	3,657.4	225.1	368.2	4,250.7
– On acquisition of other controlled entities	–	–	–	–	126.3	–	–	126.3
– Other acquisitions	572.8	–	78.5	651.3	203.2	–	169.0	372.2
Costs capitalised	298.4	103.2	308.6	710.2	52.3	9.6	164.0	225.9
Transfers in/(out)	615.2	(225.8)	(389.4)	–	200.9	(48.4)	(152.5)	–
Disposals:								
– Carrying value of properties sold	(391.4)	–	(147.6)	(539.0)	(235.2)	–	(7.0)	(242.2)
– On disposal of interests in controlled entities	(1,444.3)	–	(60.1)	(1,504.4)	–	–	–	–
Changes in fair value	113.5	–	–	113.5	25.5	–	–	25.5
Carrying amount at the end of the year	**3,794.6**	**63.7**	**331.7**	**4,190.0**	**4,030.4**	**186.3**	**541.7**	**4,758.4**

Redevelopment projects represent properties previously included within completed investment properties but now undergoing redevelopment works with the intention of continued use as investment properties.

As at 30 June 2006, investment properties with a carrying value of $4,015.6 million were subject to charges to secure bank loans.

The Parent Entity did not hold any investment properties at any time during the year or the comparative year.

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia										
Warehouse/Distribution Centres										
GreystanesPark, Prospect, NSW										
– East Stage 1	I	1.2.05	61.7	114.6	30.6.06	123.0	52.9	–	8.4	123.0
– West Stage 2	I	1.2.05	53.9	72.8	31.12.05	74.5	18.9	–	1.2	74.0
			115.6	187.4		197.5	71.8	–	9.6	197.0
MFive Industry Park, Moorebank, NSW	I, D	1.2.05	108.7	133.5	31.12.05	132.0	24.8	–	0.4	133.9
Centenary Distribution Centre, Moorebank, NSW										
– Stage 1	I	1.2.05	46.5	46.6	1.2.05	46.5	0.1	–	–	46.6
– Stage 2	I, D	1.2.05	19.8	24.8	1.2.05	19.8	5.0	–	–	24.8
			66.3	71.4		66.3	5.1	–	–	71.4
Roberts Distribution Centre, Chullora, NSW										
– Building A	I	1.2.05	25.2	25.4	30.6.06	22.0	0.2	–	(3.4)	22.0
– Building B	I	1.2.05	36.4	36.8	30.6.06	38.0	0.4	–	1.2	38.0
			61.6	62.2		60.0	0.6	–	(2.2)	60.0
Northgate Distribution Centre, Somerton, Vic										
– Stages 1 and 2	I, D	1.2.05	45.1	47.3	30.6.05	53.6	2.2	–	–	55.3
– Stage 3	I	1.2.05	2.4	2.5	1.2.05	2.4	0.1	–	–	1.9
			47.5	49.8		56.0	2.3	–	–	57.2
M7 Business Hub, Eastern Creek, NSW – Stage 2	I	29.6.06	52.2	52.2	30.6.06	49.5	–	–	–	52.2
Smithfield Distribution Centre, Smithfield, NSW	I	1.2.05	38.3	39.6	31.12.05	45.5	1.3	–	5.9	45.6
Great West Distribution Centre, Arndell Park, NSW	I	1.2.05	37.7	38.3	31.12.05	41.9	0.6	–	3.7	41.9
Wyndham Distribution Centre, Laverton, Vic	I	1.2.05	38.5	39.1	31.12.05	41.2	0.6	–	2.2	41.3
Angliss Distribution Centre, Laverton North, Vic	I	1.2.05	19.2	32.3	30.6.05	36.4	13.1	–	1.0	36.9
Southend Distribution Centre, Mascot, NSW	I	1.2.05	35.2	35.3	30.6.06	35.3	0.1	–	(0.1)	35.3
Kingston Distribution Centre, Braeside, Vic	I	1.2.05	30.2	30.8	31.12.05	34.2	0.6	–	3.5	34.3
Berkeley Distribution Centre, Berkeley Vale, NSW	I	1.2.05	22.3	22.3	30.6.06	24.3	–	–	1.9	24.3
Sheffield Distribution Centre, Welshpool, WA										
– Stage 1	I	1.2.05	12.7	12.9	31.12.05	14.0	0.2	–	1.1	14.0
– Stage 2	I	1.2.05	4.2	4.3	30.6.06	4.3	0.1	–	–	4.3
			16.9	17.2		18.3	0.3	–	1.1	18.3

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Warehouse/Distribution Centres (cont)										
Tranzport Distribution Centre, Port Melbourne, Vic	I	1.2.05	14.1	14.7	31.12.05	18.1	0.6	–	3.5	18.2
Prestons Distribution Centre, Prestons, NSW	D	4.3.05	24.8	30.5	23.11.04	22.6	5.7	(13.9)	–	16.6
Sunshine Distribution Centre, Sunshine, Vic	I	1.2.05	13.4	13.7	31.12.05	15.1	0.3	–	1.5	15.2
Federation Distribution Centre, Laverton North, Vic	I, D	1.2.05	12.3	14.9	1.2.05	12.3	2.6	–	–	14.9
Britton Distribution Centre, Smithfield, NSW	I	1.2.05	13.8	13.8	1.2.05	13.8	–	–	–	13.8
Westlink Distribution Centre, Laverton, Vic	I	1.2.05	6.7	12.2	31.12.05	13.1	5.5	–	1.1	13.3
Holbeche Distribution Centre, Arndell Park, NSW	I	1.2.05	8.8	9.2	1.2.05	8.8	0.4	–	–	9.2
Montague Distribution Centre, West End, Qld	I	1.2.05	8.3	8.4	1.2.05	8.3	0.1	–	–	8.4
Forrester Distribution Centre, St Marys, NSW										
– Stage 1	I	1.2.05	55.3	55.2	1.2.05	55.3	(0.1)	(55.2)	–	–
– Stage 2	D	1.2.05	6.7	7.5	1.2.05	6.7	0.8	–	–	7.5
			62.0	62.7		62.0	0.7	(55.2)	–	7.5
Taylor Distribution Centre, Edinburgh, SA	I	31.8.05	6.4	7.5	15.6.05	6.6	1.1	–	–	7.5
Beverley Distribution Centre, Beverley, SA	I	28.6.05	5.2	5.3	15.6.05	5.2	0.1	–	–	5.3
Bradford Distribution Centre, Cavan, SA	I	1.2.05	3.8	3.8	30.6.05	4.3	–	–	–	4.3
Wodonga Distribution Centre, Baranduda, Vic	I	1.2.05	3.3	3.4	30.6.06	3.7	0.1	–	0.3	3.7
Fitzgerald Distribution Centre, Laverton North, Vic	I	1.2.05	25.4	26.4	31.12.05	27.2	1.0	(27.7)	1.3	–
Boundary Distribution Centre, Laverton, Vic	I	1.2.05	17.6	17.5	1.2.05	17.6	(0.1)	(17.5)	–	–
Campbellfield Distribution Centre, Campbellfield, Vic	I	1.2.05	4.3	4.4	–	–	0.1	(4.4)	–	–
Crestmead Distribution Centre, Crestmead, Qld	I	1.2.05	30.0	30.7	30.9.05	31.4	0.7	(31.4)	0.7	–
Dandenong Distribution Centre, Dandenong, Vic	I	30.6.05	29.9	29.9	30.6.05	28.3	–	(29.9)	–	–
Gippsland Distribution Centre, Dandenong, Vic	I	1.2.05	7.0	7.0	30.9.05	7.5	–	(7.5)	0.5	–
Hampton Park Distribution Centre, Hampton Park, Vic	I	1.2.05	23.8	23.9	30.9.05	25.0	0.1	(25.0)	1.1	–
Holroyd Distribution Centre, Smithfield, NSW	I	1.2.05	17.3	17.4	30.9.05	18.3	0.1	(18.3)	0.9	–
Lytton Distribution Centre, Lytton, Qld	I	1.2.05	7.6	7.6	30.6.05	8.8	–	(8.7)	–	–

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Warehouse/Distribution Centres (cont)										
Port Wakefield Distribution Centre, Gepps Cross, SA	I	1.2.05	17.8	17.8	30.9.05	18.0	–	(18.0)	0.2	–
Portside Distribution Centre, Banksmeadow, NSW	I	1.2.05	48.6	48.7	30.9.05	50.1	0.1	(50.1)	1.4	–
Reservoir Distribution Centre, Wetherill Park, NSW	I	1.2.05	49.7	50.4	30.9.05	52.1	0.7	(52.1)	1.7	–
Villawood Distribution Centre, Villawood, NSW	I	1.2.05	16.3	16.7	30.9.05	17.9	0.4	(17.9)	1.2	–
Westall Distribution Centre, Clayton, Vic	I	1.2.05	33.3	33.3	30.9.05	35.0	–	(35.0)	1.7	–
Wingfield Distribution Centre, Wingfield, SA	I	30.6.05	9.2	9.2	30.6.05	8.7	–	(9.2)	–	–
Woodlands Distribution Centre, Braeside, Vic	I	1.2.05	10.8	10.8	30.9.05	11.3	–	(11.3)	0.4	–
Wyatt Distribution Centre, Edinburgh, NSW	I	17.8.05	9.0	21.1	17.8.05	10.3	12.1	(21.1)	–	–
Miller Distribution Centre, Villawood, NSW	I	1.2.05	21.3	21.5	1.2.05	21.2	0.2	(21.5)	–	–
Laverton Distribution Centre, Laverton North, Vic	I	1.2.05	30.8	31.3	31.12.05	33.8	0.5	(33.8)	2.6	–
Chullora Distribution Centre, Chullora, NSW										
– Stage 1	I	1.2.05	25.4	25.5	30.9.05	27.3	0.1	(27.3)	1.8	–
– Stage 2	I	1.2.05	11.9	11.9	30.9.05	12.4	–	(12.4)	0.5	–
			37.3	37.4		39.7	0.1	(39.7)	2.3	–
Davis Distribution Centre, Wetherill Park, NSW										
– Building A	I	1.2.05	18.5	18.9	30.9.05	18.7	0.4	(18.7)	(0.2)	–
– Building B	I	1.2.05	7.9	8.5	30.9.05	7.8	0.6	(8.1)	(0.3)	–
			26.4	27.4		26.5	1.0	(26.8)	(0.5)	–
Keysborough Distribution Centre, Keysborough, Vic										
– Stage 1	I	1.2.05	6.7	8.8	1.2.05	6.7	2.1	(8.9)	–	–
– Stage 2	I	1.2.05	2.8	2.8	1.2.05	2.8	–	(2.8)	–	–
			9.5	11.6		9.5	2.1	(11.7)	–	–
Office Parks										
Talavera Corporate Centre, North Ryde, NSW	I	1.2.05	110.7	170.0	1.2.05	110.8	59.3	–	–	170.0
CityWest Office Park, Pyrmont, NSW	I	1.2.05	104.5	106.4	30.6.06	117.5	1.9	–	11.1	117.5
Homebush Corporate Park, Homebush, NSW	I	1.2.05	106.3	124.6	30.6.06	115.6	18.3	–	(9.0)	115.6
IBC Business Estate, Homebush, NSW	I	30.6.05	92.9	96.5	1.5.05	88.0	3.6	–	–	96.5

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Office Parks (cont)										
Macquarie Corporate Park, North Ryde, NSW										
– Building A	I	1.2.05	33.4	33.3	30.6.06	35.1	(0.1)	–	1.8	35.1
– Building B	I	1.2.05	52.4	53.4	31.12.05	52.7	1.0	–	0.2	53.6
– Building C	I	1.2.05	5.4	5.7	30.6.06	5.3	0.3	–	(0.4)	5.3
			91.2	92.4		93.1	1.2	–	1.6	94.0
Binary Centre, North Ryde, NSW	I	1.2.05	81.1	82.6	30.6.06	86.7	1.5	–	4.1	86.7
St Leonards Corporate Centre, St Leonards, NSW	I	31.5.05	77.9	86.6	1.5.05	78.8	8.7	–	0.1	86.7
Cambridge Office Park, Epping, NSW	I	1.2.05	46.1	47.6	31.12.05	49.4	1.5	–	2.4	50.1
Warringah Corporate Centre, Frenchs Forest, NSW										
– Stage 1	I	1.2.05	43.7	45.3	30.6.06	43.0	1.6	–	(2.3)	43.0
– Stage 2	D	1.2.05	3.6	4.0	1.2.05	3.6	0.4	–	–	4.0
			47.3	49.3		46.6	2.0	–	(2.3)	47.0
Hurstville Office Park, Hurstville, NSW	I	1.2.05	29.9	33.1	31.12.05	35.5	3.2	–	3.4	36.5
Pinnacle Office Park, North Ryde, NSW										
– Stage 1	I	1.2.05	26.8	28.3	1.2.05	26.8	1.5	–	–	28.3
– Stage 2	I, R	1.2.05	5.4	7.2	1.2.05	5.4	1.8	–	–	7.2
			32.2	35.5		32.2	3.3	–	–	35.5
The Precinct Corporate Centre, North Ryde, NSW										
– Stage 1	I	1.2.05	16.4	18.2	30.6.06	16.8	1.8	–	(1.4)	16.8
– Stage 2	I	1.2.05	9.3	9.3	30.6.06	7.5	–	–	(1.8)	7.5
			25.7	27.5		24.3	1.8	–	(3.2)	24.3
Altitude Corporate Centre, Mascot, NSW	D	1.3.06	7.5	10.7	12.7.05	7.4	3.2	–	–	10.7
Business Parks										
Campus Business Park, Homebush, NSW	I, D	1.2.05	125.2	164.2	30.6.06	168.0	39.0	–	3.8	168.0
Lidcombe Business Park, Lidcombe, NSW	I	1.2.05	142.8	146.0	30.6.05	150.0	3.2	–	0.4	153.1
Clayton Business Park, Clayton, Vic	I	1.2.05	87.7	110.8	30.6.06	106.8	23.1	–	(3.9)	106.8
Slough Business Park, Silverwater, NSW	I	1.2.05	101.1	105.9	1.2.05	101.1	4.8	–	0.2	106.1
Chifley Business Park, Mentone, Vic	I, D	1.2.05	56.6	95.7	30.6.06	101.0	39.1	–	5.3	101.0

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Business Parks (cont)										
Airgate Business Park, Mascot, NSW										
– Stage 1	I, D	1.2.05	23.4	25.6	1.2.05	23.4	2.2	–	–	25.6
– Stage 2	I	1.2.05	30.0	31.1	1.2.05	30.0	1.1	–	–	31.1
– Stage 3	I	1.2.05	8.4	12.8	1.2.05	8.4	4.4	–	–	12.8
			61.8	69.5		61.8	7.7	–	–	69.5
Botany Grove Business Park, Botany, NSW										
– Stage 1	I	1.2.05	17.5	17.9	30.6.06	20.6	0.4	–	2.7	20.6
– Stage 2	I	1.2.05	20.8	20.8	30.6.06	24.4	–	–	3.6	24.4
– Stage 3	I	1.2.05	17.5	17.8	30.6.06	19.0	0.3	–	1.2	19.0
– Stage 4	I	1.2.05	5.2	6.6	30.6.06	5.2	1.4	–	(1.4)	5.2
			61.0	63.1		69.2	2.1	–	6.1	69.2
Euston Business Park, Alexandria, NSW	I	1.2.05	49.7	49.9	30.6.06	52.0	0.2	–	2.1	52.0
Acacia Ridge Business Park, Acacia Ridge, Qld										
– Stage 1	I	1.2.05	44.1	44.9	30.6.06	50.0	0.8	–	5.1	50.0
– Stage 2	I	1.2.05	20.3	21.9	1.2.05	20.3	1.6	(21.9)	–	–
			64.4	66.8		70.3	2.4	(21.9)	5.1	50.0
TransTech Business Park, Lane Cove, NSW	I	1.2.05	41.0	43.6	30.6.06	44.1	2.6	–	0.5	44.1
Talavera Business Park, North Ryde, NSW										
– Building A	I	1.2.05	17.5	17.7	31.12.05	19.4	0.2	–	1.7	19.4
– Building B	I	1.2.05	21.4	22.0	31.12.05	22.3	0.6	–	0.4	22.4
			38.9	39.7		41.7	0.8	–	2.1	41.8
Forestridge Business Park, Frenchs Forest, NSW	I	1.2.05	34.7	38.8	30.6.06	38.6	4.1	–	(0.2)	38.6
Regal Business Park, Rowville, Vic	I, D	1.2.05	37.6	41.2	1.2.05	37.6	3.6	(4.6)	–	36.6
Enterprise Park, Gladesville, NSW	I	1.2.05	31.7	32.1	30.6.06	34.0	0.4	–	1.9	34.0
Toyotagreen Business Park, Port Melbourne, Vic										
– Parcel A	I, D	14.4.05	16.7	20.3	17.3.05	16.0	3.6	–	–	20.3
– Parcel B	I	24.3.05	10.7	10.8	17.3.05	10.1	0.1	–	–	10.8
			27.4	31.1		26.1	3.7	–	–	31.1
Waterloo Business Park, North Ryde, NSW	I	1.2.05	24.2	25.5	31.12.05	26.0	1.3	–	0.7	26.2
Link Business Park, North Ryde, NSW – Building B	I	1.2.05	21.0	22.3	31.12.05	21.9	1.3	–	0.1	22.4
Pacific View Business Park, Frenchs Forest, NSW	I	1.2.05	15.9	16.5	30.6.05	16.3	0.6	–	–	16.6
Orion Business Park, Lane Cove, NSW	I	1.2.05	12.8	13.1	30.6.05	13.0	0.3	–	–	13.2

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Business Parks (cont)										
Chase Business Park, Chatswood, NSW	I	1.2.05	10.1	10.2	30.6.06	7.4	0.1	–	(0.1)	7.4
Chullora Business Park, Chullora, NSW	I	1.2.05	64.4	64.6	30.9.05	65.2	0.2	(65.2)	0.6	–
Citylink Business Park, Port Melbourne, Vic	I	1.2.05	9.6	10.3	30.9.05	11.4	0.7	(11.4)	1.1	–
Ferntree Business Park, Notting Hill, Vic	I	1.2.05	23.8	25.2	30.9.05	24.0	1.4	(24.3)	(0.9)	–
Kerry Business Park, Archerfield, Qld	I	9.12.05	7.3	7.3	30.6.05	7.5	–	(7.3)	–	–
Link Business Park, North Ryde, NSW – Building A	I	1.2.05	14.5	14.7	30.9.05	14.5	0.2	(14.5)	(0.2)	–
M7 Business Hub, Eastern Creek, NSW – Stage 1	I	26.7.05	40.4	56.1	30.9.05	41.8	15.7	(56.1)	–	–
Queensport Quays Business Park, Murarrie, Qld	I	1.2.05	17.3	40.0	1.2.05	17.3	22.7	(33.7)	–	–
Seville Business Park, Villawood, NSW	I	1.2.05	17.9	19.9	1.2.05	17.9	2.0	(20.0)	0.1	–
Showground Business Park, Castle Hill, NSW	I	1.2.05	32.0	32.7	30.9.05	32.6	0.7	(32.6)	(0.1)	–
St Peters Business Park, St Peters, NSW	I	1.2.05	39.2	39.3	30.9.05	43.3	0.1	(43.3)	4.0	–
Peninsula Business Park, Brookvale, NSW	I	1.2.05	17.7	17.7	1.2.05	17.7	–	(18.5)	–	–
Industrial Estates										
Erskine Park Industrial Estate, Erskine Park, NSW	I	1.2.05	48.2	112.1	1.2.05	48.2	63.9	–	0.2	112.3
Discovery Cove Industrial Estate, Banksmeadow, NSW	I	1.2.05	72.2	76.3	30.6.06	91.0	4.1	–	8.3	91.0
Alexandria Industrial Estate, Alexandria, NSW	I	1.2.05	60.1	67.5	30.6.05	61.5	7.4	–	0.2	66.1
Mitchell Industrial Estate, Alexandria, NSW	I	1.2.05	47.2	47.6	30.6.05	50.2	0.4	–	0.1	50.5
Kingsford Smith Industrial Estate, Alexandria, NSW	I	1.2.05	41.3	41.4	1.2.05	41.3	0.1	–	–	41.4
Smithfield Industrial Estate, Smithfield, NSW										
– Stage 1	I	1.2.05	15.8	16.1	31.12.05	17.5	0.3	–	1.4	17.5
– Stage 2	I	1.2.05	14.4	14.8	31.12.05	16.3	0.4	–	1.5	16.3
– Stage 3	I	1.2.05	3.8	3.9	30.6.06	4.3	0.1	–	0.3	4.3
			34.0	34.8		38.1	0.8	–	3.2	38.1
Burrows Industrial Estate, Alexandria, NSW	I	1.2.05	32.0	33.8	30.6.05	33.5	1.8	–	0.1	35.2
Gateway Industrial Estate, Arndell Park, NSW	I	1.2.05	34.1	34.6	1.2.05	34.1	0.5	–	–	34.6
Acacia Link Industrial Estate, Acacia Ridge, Qld	I, D	1.2.05	20.3	32.8	1.2.05	20.3	12.5	–	–	32.8

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Industrial Estates (cont)										
McLaren Industrial Estate, North Rocks, NSW	I, D	1.2.05	31.1	33.3	30.6.06	32.5	2.2	–	(0.8)	32.5
Portside Industrial Estate, Port Melbourne, Vic	I	1.2.05	32.4	32.4	1.2.05	32.4	–	–	–	32.4
Arcadia Industrial Estate, Coopers Plains, Qld	I, D	1.2.05	23.0	23.9	30.6.05	25.0	0.9	–	–	25.8
Mitchell Industrial Estate, Alexandria, NSW	I	1.2.05	20.7	25.4	1.2.05	20.7	4.7	–	–	25.4
Brodie Industrial Estate, Rydalmere, NSW	I	1.2.05	23.5	23.8	31.12.05	25.3	0.3	–	1.5	25.4
Biloela Industrial Estate, Villawood, NSW	I	1.2.05	19.9	20.2	31.12.05	22.0	0.3	–	1.6	21.8
Tingalpa Industrial Estate, Tingalpa, Qld	I	1.2.05	13.8	14.1	30.6.05	15.6	0.3	–	0.1	16.0
Interchange Industrial Estate, Laverton North, Vic	I, D	3.4.06	13.2	13.4	5.3.06	27.6	0.2	–	–	13.4
Abbott Industrial Estate, Chester Hill, NSW	I	1.2.05	12.1	14.4	30.6.06	13.0	2.3	–	(1.4)	13.0
Westcove Industrial Estate, Lane Cove, NSW	I	1.2.05	12.9	12.9	30.6.06	12.9	–	–	–	12.9
Homebush Bay Industrial Estate, Homebush Bay, NSW	I	1.2.05	11.3	11.7	30.6.06	12.0	0.4	–	0.3	12.0
Greensquare Industrial Estate, Alexandria, NSW	I	1.2.05	11.6	11.6	1.2.05	11.6	–	–	–	11.6
Pavesi Industrial Estate, Smithfield, NSW	I	1.2.05	9.5	9.5	1.2.05	9.5	–	–	–	9.5
Woodpark Industrial Estate, Smithfield, NSW	I	1.2.05	7.2	7.8	30.6.05	7.9	0.6	–	–	8.4
Healey Industrial Estate, Dandenong, Vic	I	1.2.05	7.0	7.0	1.2.05	7.0	–	–	–	7.1
Goldsborough Industrial Estate, Pooraka, SA	I, D	18.11.05	0.3	8.9	18.11.05	0.3	8.6	(8.5)	–	0.5
Botany Bay Industrial Estate, Botany, NSW	I	1.2.05	34.1	35.1	30.9.05	35.5	1.0	(35.5)	0.4	–
Brisbane Gate Industrial Park, Hendra, Qld	I	1.2.05	30.7	30.9	30.9.05	34.3	0.2	(34.3)	3.4	–
Citiport Industrial Estate, Eagle Farm, Qld	I	1.2.05	12.2	12.0	30.9.05	14.3	(0.2)	(14.3)	2.3	–
Cumberland Industrial Estate, Smithfield, NSW	I	1.2.05	37.8	40.7	30.9.05	41.0	2.9	(41.0)	0.3	–
Ferntree Industrial Estate, Notting Hill, Vic	I	1.2.05	14.1	14.2	30.9.05	17.0	0.1	(17.0)	2.8	–
Reserve Industrial Estate, Ermington, NSW	I	1.2.05	19.9	19.9	30.9.05	21.0	–	(21.0)	1.1	–
Riverside Centre, Parramatta, NSW	I	1.2.05	22.8	23.4	30.9.05	24.2	0.6	(24.2)	0.9	–
West Avenue Industrial Estate, Edinburgh, SA	I	28.4.05	1.6	13.9	1.12.05	14.7	12.3	(14.8)	0.9	–

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Australia (cont)										
Suburban Commercial Buildings										
Ashfield Corporate Centre, Ashfield, NSW										
– Stage 1	I	1.2.05	28.2	27.8	1.2.05	28.2	(0.4)	–	0.4	28.2
– Stage 2	D	1.2.05	12.7	14.1	1.2.05	12.7	1.4	–	–	14.1
			40.9	41.9		40.9	1.0	–	0.4	42.3
Gordon Corporate Centre, Gordon, NSW	I	1.2.05	26.9	28.4	30.6.06	30.1	1.5	–	1.8	30.1
			4,418.9	**5,001.7**		**4,863.0**	**582.8**	**(1,151.7)**	**113.5**	**3,988.4**
New Zealand										
Industrial Estates										
Savill Link, Otahuhu, Auckland	D	1.2.05	14.7	24.1	1.2.05	14.7	9.4	(5.5)	–	18.6
The Gate Industry Park, Penrose, Auckland	D	1.2.05	–	5.7	1.2.05	23.9	5.7	(4.2)	–	1.5
Neilson Street, Penrose, Auckland	D	28.6.05	1.1	1.1	12.5.05	2.0	–	–	–	1.1
Westney Industry Park, Mangere, Auckland	D	1.2.05	0.8	2.8	1.2.05	0.8	2.0	(2.5)	–	0.3
Business Parks										
Highbrook Business Park, East Tamaki, Auckland	D	1.2.05	81.0	127.2	1.2.05	80.7	46.2	(36.8)	–	90.4
Eden Business Park, Mt Eden, Auckland	R	16.8.05	58.5	63.7	16.8.05	53.3	5.2	–	–	63.7
Office Parks										
Central Park Corporate Centre, Greenlane, Auckland	D	1.2.05	2.7	3.3	1.2.05	2.7	0.6	–	–	3.3
606-612 Great South Road, Greenlane, Auckland	D	15.3.05	0.1	1.5	15.3.05	0.1	1.4	–	–	1.5
Millennium Centre, Phase III, Greenlane, Auckland	D	8.4.05	0.6	0.5	4.3.05	0.5	(0.1)	–	–	0.5
Air New Zealand House, Auckland	D	4.5.05	20.1	39.7	4.5.05	18.5	19.6	(39.7)	–	–
Millennium Centre, Phase II, Greenlane, Auckland	I, D	16.12.05	50.3	49.2	16.12.05	50.3	(1.1)	(49.2)	–	–
			229.9	**318.8**		**247.5**	**88.9**	**(137.9)**	**–**	**180.9**

14 Investment Properties (cont)

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Singapore										
Warehouse/Distribution Centre										
Ascendas Global Gateway, Singapore	I	19.10.05	20.3	20.7	15.4.05	24.6	0.4	–	–	20.7
			20.3	**20.7**		**24.6**	**0.4**	**–**	**–**	**20.7**
United Kingdom										
Hadley Property Portfolio, United Kingdom[1]	I	18.5.06	89.3	89.3	–	–	–	(89.3)	–	–
			89.3	**89.3**		**–**	**–**	**(89.3)**	**–**	**–**

[1] The Hadley Property Portfolio was purchased and sold within the same accounting period. Details of individual portfolio properties are not provided.

Properties	Development/ investment/ redevelopment property	Acquisition date	Original purchase price $M	Cost including capital expenditure $M	Valuation date	Valuation $M	Cost since acquisition $M	Disposal during the year $M	Revaluation increment/ (decrement) $M	Book value 30 June 2006 $M
Hong Kong										
Industrial Estates										
Global Gateway, Kwai Chung[1]	I	–	265.9	267.9	–	267.3	2.0	(267.9)	–	–
Tsuen Wan International Centre, Tsuen Wan	I	13.2.06	66.2	66.2	1.2.06	68.4	–	(66.2)	–	–
Fountain Set, Buildings I and II, Tuen Mun	I	3.2.06	83.2	83.2	27.1.06	85.6	–	(83.2)	–	–
Lung Wah International Godown, Tsuen Wan	I	13.2.06	32.7	32.7	1.2.06	33.8	–	(32.6)	–	–
Dynamic Cargo Centre, Tsuen Wan	I	21.1.06	8.0	8.0	26.1.06	125.6	–	(7.9)	–	–
Suburban Commercial Building										
Ever Gain Plaza, Kwai Chung[2]	I	–	204.8	206.8	–	207.0	2.0	(206.7)	–	–
			660.8	**664.8**		**787.7**	**4.0**	**(664.5)**	**–**	**–**
Portfolio total			**5,419.2**	**6,095.3**			**676.1**	**(2,043.4)**	**113.5**	**4,190.0**

[1] Upper and Lower portions of Global Gateway acquired on 20 June 2005 and 31 August 2005 respectively.

[2] Various portions of Ever Gain Plaza acquired between 30 September 2005 and 4 November 2005.

15 Investments Accounted for Using the Equity Method

	Note	Consolidated 2006 $M	Consolidated 2005 $M
Share of net assets of entities accounted for using the equity method:			
– Associates	15(a)	454.7	120.0
– Joint venture entities	15(b)	20.5	–
		475.2	120.0

(a) Investments in Associates

Name	Principal activities	Country of incorporation/ establishment	Reporting date	Consolidated ownership interest 2006 %	Consolidated ownership interest 2005 %	Consolidated investment carrying amount 2006 $M	Consolidated investment carrying amount 2005 $M
Ascendas-MGM Funds Management Limited ("AMFM")	Funds management	Singapore	31 Mar	40.0	40.0	8.8	6.3
Macquarie Goodman Property Trust ("MGP")	Property Investment	New Zealand	31 Mar	29.4	30.0	155.1	113.7
Macquarie Goodman Wholesale Fund ("MGW")	Property Investment	Australia	30 Jun	30.0	–	189.3	–
Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")[1]	Property Investment	Hong Kong	31 Mar	16.8	–	101.5	–
						454.7	120.0

[1] MGWHK is equity accounted as the Company has undertaken to hold a minimum equity interest of 20%. This commitment allows the Company to include MBL's interest in MGWHK in calculating the relevant interest held.

Name	Revenues (100%) $M	Profit after tax (100%) $M	Share of associate's profit recognised $M	Total assets (100%) $M	Total liabilities (100%) $M	Net assets as reported by associate (100%) $M	Share of associate's net assets equity accounted $M
AMFM	20.9	11.9	4.8	28.1	6.6	21.5	8.8
MGP	86.8	58.8	20.1	827.2	317.5	509.7	155.1
MGW	38.9	30.5	16.6	1,253.3	635.8	617.5	189.3
MGWHK	20.9	7.9	3.6	877.2	273.0	604.2	101.5
			45.1				454.7

15 Investments Accounted for Using the Equity Method (cont)

	Consolidated 2006 $M	Consolidated 2005 $M
(a) Investments in Associates (cont)		
Movements in Carrying Amount of Investments		
Carrying amount at the beginning of the year	120.0	1.8
Share of net results after tax of associates	45.1	6.3
Investments in associates during the year	475.3	90.2
Distributions received and receivable	(24.0)	–
Foreign currency translation	(19.4)	–
Reclassification of MGP units	–	26.4
Disposals of investments	(142.6)	(4.7)
Share of increment on revaluation of property	0.3	–
Carrying amount at the end of the year	**454.7**	**120.0**

(b) Interests in Joint Venture Entities

Name	Principal activities	Country of incorporation/ establishment	Reporting date	Consolidated ownership interest 2006 %	Consolidated ownership interest 2005 %	Consolidated investment carrying amount 2006 $M	Consolidated investment carrying amount 2005 $M
Macquarie Goodman (Hong Kong) Limited ("MGA")	Funds management	Hong Kong	31 Mar	50.0	50.0	(0.2)	–
Colworth Business Park Partnership ("Colworth")	Property investment	United Kingdom	31 Dec	50.0	–	20.7	–
MGIHK[1]	Property investment	Cayman Islands	31 Mar	–	–	–	–
						20.5	–

[1] Refer to note 3 for details of changes in the Consolidated Entity's interest in MGIHK during the year.

Name	Revenues (100%) $M	Profit/(loss) after tax (100%) $M	Share of joint venture's profit/(loss) recognised $M	Total assets (100%) $M	Total liabilities (100%) $M	Net assets as reported by joint venture (100%) $M	Share of joint venture's net assets equity accounted $M
MGA	1.3	(0.4)	(0.2)	6.6	7.0	(0.4)	(0.2)
Colworth	4.5	2.4	1.2	102.3	60.9	41.4	20.7
MGIHK	25.0	1.2	0.6	–	–	–	–
			1.6				**20.5**

15 Investments Accounted for Using the Equity Method (cont)

	Consolidated 2006 $M	Consolidated 2005 $M
Movements in Carrying Amount of Investments in Joint Venture Entities		
Carrying amount at the beginning of the year	–	–
Share of net results after tax of joint venture entities	1.6	–
Increase on acquisition of controlled entities during the year	18.8	–
Distributions received and receivable	(0.8)	–
Foreign currency translation	0.9	–
Carrying amount at the end of the year	**20.5**	–

16 Deferred Tax

Deferred tax (assets)/liabilities are attributable to the following:

	Deferred tax assets		Deferred tax liabilities		Net	
Consolidated	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
Receivables	–	–	0.7	0.7	0.7	0.7
Investments accounted for using the equity method	–	–	2.5	–	2.5	–
Other financial assets	–	–	25.6	12.7	25.6	12.7
Payables	(0.5)	(0.9)	–	–	(0.5)	(0.9)
Provisions	(11.8)	(1.5)	–	–	(11.8)	(1.5)
Other items	(3.2)	(4.6)	–	–	(3.2)	(4.6)
Tax (assets)/liabilities	**(15.5)**	**(7.0)**	**28.8**	**13.4**	**13.3**	**6.4**
Set off	4.1	–	(4.1)	–	–	–
Net tax (assets)/liabilities	**(11.4)**	**(7.0)**	**24.7**	**13.4**	**13.3**	**6.4**
Parent Entity						
Intangible assets	–	–	–	–	–	–
Other financial assets	(3.4)	(4.6)	0.1	–	(3.3)	(4.6)
Tax (assets)/liabilities	**(3.4)**	**(4.6)**	**0.1**	–	**(3.3)**	**(4.6)**
Set off	–	–	–	–	–	–
Net tax (assets)/liabilities	**(3.4)**	**(4.6)**	**0.1**	–	**(3.3)**	**(4.6)**

(a) There are no deferred tax assets in relation to tax losses that have not been recognised at 30 June 2006.

(b) The increase in deferred tax assets relates primarily to the increase in bonus provisions in the year ended 30 June 2006. The increase in deferred tax liabilities relates primarily to the unrealised revaluation gains on equity investments recognised in the year ended 30 June 2006.

17 Property, Plant and Equipment

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Leasehold improvements, at cost	2.4	1.5	–	–
Accumulated amortisation	(0.2)	(0.1)	–	–
	2.2	**1.4**	**–**	**–**
Property, plant and equipment, at cost	12.8	2.7	–	–
Accumulated depreciation	(2.8)	(0.8)	–	–
	10.0	**1.9**	**–**	**–**
Total property, plant and equipment at net book value	**12.2**	**3.3**	**–**	**–**
Reconciliation				
Leasehold Improvements				
Carrying amount at the beginning of the year	1.4	1.4	–	–
Additions on acquisition of controlled entities	–	–	–	–
Other additions	0.9	0.1	–	–
Amortisation	(0.1)	(0.1)	–	–
Carrying amount at the end of the year	**2.2**	**1.4**	**–**	**–**
Property, Plant and Equipment				
Carrying amount at the beginning of the year	1.9	1.4	–	–
Additions on acquisition of controlled entities	5.1	–	–	–
Other additions	4.1	1.1	–	–
Depreciation	(1.1)	(0.6)	–	–
Carrying amount at the end of the year	**10.0**	**1.9**	**–**	**–**

18 Other Financial Assets

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Investments in controlled entities:				
– Unlisted securities, at cost[1]	–	–	240.4	31.5
Investments in listed securities, at fair value	137.4	101.0	–	–
Investments in other unlisted securities, at fair value[2]	93.8	–	–	–
	231.2	**101.0**	**240.4**	**31.5**

(1) Refer to note 28 for details of investments in controlled entities.

(2) Investments in unlisted securities increased by $87.2 million as a result of investments held by Arlington at the date of its acquisition by the Consolidated Entity. The fair value of these securities is determined by reference to the net asset value per security advised to investors.

19 Intangible Assets

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Management rights relating to European operations, at cost	476.2	–	–	–
Goodwill relating to European operations, at cost	703.8	–	–	–
Management rights relating to New Zealand operations, at cost less impairment	5.6	6.0	–	–
	1,185.6	**6.0**	**–**	**–**
Reconciliation				
Carrying amount at the beginning of the year	6.0	101.4	–	67.8
Acquisitions[1]	1,162.2	–	–	–
Effect of movements in foreign exchange	17.4	–	–	–
Impairment on stapling	–	(95.4)	–	(67.8)
Carrying amount at the end of the year	**1,185.6**	**6.0**	**–**	**–**

[1] As set out in note 3, Arlington and Eurinpro were acquired during the year. Indefinite-life asset management rights held by Arlington are not subject to amortisation but are subject to an annual impairment test based on the level of earnings from those rights. Goodwill arising on the acquisition of Eurinpro is subject to an annual impairment test based on actual returns from activity compared to expected returns.

20 Payables

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Current				
Trade creditors	46.7	0.9	–	–
Other creditors and accruals[1]	111.2	38.2	58.9	1.6
Distributions to RePS holders	0.6	–	–	–
Deferred settlements[2]	89.3	52.6	–	–
	247.8	**91.7**	**58.9**	**1.6**
Non-current				
Other creditors and accruals	–	9.3	–	–
Deferred settlements[2]	204.0	19.2	–	–
Loans from controlled entities[3]	–	–	8.6	38.1
	204.0	**28.5**	**8.6**	**38.1**

[1] Other creditors and accruals include unpaid interest, capital expenditure accruals and overseas tax payable.

[2] Deferred settlements include amounts for acquisition of Highbrook Development Limited, Arlington and Eurinpro. Amounts payable after 12 months have been discounted at the Consolidated Entity's weighted average cost of debt.

[3] Details of loans to controlled entities are set out in note 32.

21 Interest Bearing Liabilities

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Current					
Bank loans – secured	21(a)	555.7	793.9	–	–
Other loans – Commercial Mortgaged Backed Securities ("CMBS")	21(b)	602.9	–	–	–
Other loans – deferred payment	21(c)	–	207.0	–	–
RePS	21(d)	33.8	–	–	–
		1,192.4	**1,000.9**	**–**	**–**
Non-current					
Bank loans – secured	21(a)	979.9	141.4	–	5.7
Other loans – CMBS	21(b)	–	720.9	–	–
Other loans – controlled entities	32	–	–	730.0	28.0
		979.9	**862.3**	**730.0**	**33.7**

(a) Bank Loans – Secured

Facility	Aus	Sing	NZ	HK	US	UK	Eur	Total
	Amounts drawn down in A$M equivalents							A$M
As at 30 June 2006								
Multi-currency	257.0	44.6	274.2	99.7	11.1	78.7	46.0	811.3
Bank loan – secured	–	95.6	–	–	–	–	–	95.6
Bank loan – secured	–	12.6	–	–	–	–	–	12.6
Bank loan – secured	–	–	3.3	–	–	–	–	3.3
Bank loan – secured	–	–	–	–	–	–	174.1	174.1
Bank loan – secured	–	–	–	–	–	–	384.2	384.2
Bank loan – secured	–	–	–	–	–	60.4	–	60.4
	257.0	**152.8**	**277.5**	**99.7**	**11.1**	**139.1**	**604.3**	**1,541.5**
Less: Unamortised borrowing costs								(5.9)
								1,535.6

The Syndicated Multi-currency Facility ("SMCF") comprises four revolving tranches, a $50 million one year working capital facility, a $350 million two year tranche, a $600 million three year tranche and a $400 million four year tranche.

Controlled entities have bank loans of A$95.6 million and A$12.6 million denominated in Singapore dollars. The former facility expires on 24 November 2007. The latter facility expires on 16 February 2009. Any resulting foreign currency exposure is economically hedged by corresponding Singapore investments purchased with the proceeds.

Controlled entities have bank loans of A$3.3 million which are denominated in New Zealand dollars. The facility expires on 28 February 2008. Any resulting foreign currency exposure is economically hedged by investments in New Zealand assets purchased with the proceeds.

Controlled entities have bank loans of A$558.3 million denominated in Euros. Facilities drawn to A$479.0 million at 30 June 2006 expire at various dates up to 30 June 2007. Facilities drawn to A$69.6 million and A$9.7 million expire at various dates in the years ending 30 June 2008 and 2009 respectively.

Controlled entities have bank loans of A$60.4 million denominated in British pounds sterling. The amount of A$57.3 million of the facility expires on 24 May 2009. The remainder of the facility expires on 14 September 2009.

Security for all loans is by way of first and second ranking charges over various assets of the Consolidated Entity.

21 Interest Bearing Liabilities (cont)

Facility	Expiry date	Amounts drawn down in A$M equivalents Aus	Sing	NZ	HK	Total A$M
Multi-option	30 Apr 2006	237.1	34.9	144.8	85.2	502.0
Standby	30 Apr 2006	158.6	–	–	–	158.6
Bridging	31 Jul 2005	95.4	–	–	–	95.4
Multi-option	31 Dec 2005	–	–	31.9	–	31.9
Bank loan – secured	24 Nov 2007	–	64.6	–	–	64.6
Bank loan – secured	31 Jan 2006	–	–	6.0	–	6.0
Bank loan – secured	28 Feb 2008	–	–	8.9	–	8.9
Bank loan – secured	30 Jun 2007	–	–	–	67.9	67.9
		491.1	**99.5**	**191.6**	**153.1**	**935.3**

The multi-option, standby and bridging facilities were refinanced on 29 July 2005 by the SMCF.

Any resulting foreign currency exposure from amounts denominated in foreign currencies is economically hedged by holding property assets of approximately the same value in the corresponding currencies.

(b) Other Loans – CMBS

Details are as follows:

	$M
Balance at the beginning of the year	720.9
Additional tranche issued on 7 November 2005	115.0
Amount deconsolidated on launch of MGW	(233.2)
Amortisation of fair value adjustment on stapling	0.2
Balance at the end of the year	**602.9**

Security is by way of first registered mortgages and charges over various assets. The CMBS facilities mature on 7 November 2006 and have been reclassified as current liabilities.

(c) Other Loans – Deferred Payment

Interest bearing deferred payments relate to the fair value of the deferred payment owed to Commonwealth Managed Investments Limited on the acquisition of Colonial First State Industrial Property Trust in April 2003. The amount was repaid on 28 April 2006.

(d) RePS

As a result of the implementation of AIFRS, RePS instruments are treated as debt from 1 July 2005. RePS are a class of securities that provide preferred distributions fixed for an initial period. The first reset date on the RePS is scheduled to occur at the discretion of the Consolidated Entity during the 12 months ending 30 June 2007. The fixed return provides for a distribution rate of 7.5% per annum.

Upon expiry of the initial period, known as a reset date, the issuer may convert RePS holdings into securities of Macquarie Goodman Group at a 3% discount at the Directors' discretion which will rank equally in all respects with existing securities. Prior to the reset date, the RePS holders can convert their RePS into predetermined numbers of securities.

Prior to the merger with the Company, MGI acquired 492,302 RePS from RePS holders. The Company exercised its conversion rights over 349,158 RePS during the year resulting in the issue of securities which have been provided to employees under the ESAP. The cost of repurchasing the RePS is offset against the balance of RePS outstanding to the extent of the nominal value on issue of the instruments. The remaining balance at 30 June 2006 of $nil (2005: $20.8 million) is recognised in the RePS Repurchase Reserve in equity.

21 Interest Bearing Liabilities (cont)

(e) Exposure to Interest Rate Changes

The Consolidated Entity's exposure to interest rate changes at 30 June 2006, is as follows:

	Amounts drawn down in A$M equivalents							
30 June 2006	**Aus**	**Sing**	**NZ**	**HK**	**US**	**UK**	**Eur**	**Total**
								A$M
Total borrowings[1]	888.0	152.6	277.6	99.7	11.1	490.8	604.3	2,524.1
Effect of interest rate swaps	662.0	136.3	125.4	51.7	–	430.2	556.6	1,962.2
Percentage hedged (%)	**75**	**89**	**45**	**52**	**–**	**88**	**92**	**78**

[1] Total borrowings include $351.8 million payable in British pounds sterling under a cross currency swap which matures in November 2006 (2005: $nil). As this financial instrument will be settled on a net basis, this British pounds sterling liability has been netted against the associated Australian dollar receivable in receivables.

30 June 2005								
Total borrowings	1,419.0	99.5	191.6	153.1	–	–	–	1,863.2
Effect of interest rate swaps	1,380.0	64.1	14.6	84.7	–	–	–	1,543.4
Percentage hedged (%)	**97**	**64**	**8**	**55**	**–**	**–**	**–**	**83**

(f) Finance Facilities

	Consolidated		Parent Entity	
At 30 June 2006	**Facilities available**	**Facilities utilised**	**Facilities available**	**Facilities utilised**
	$M	**$M**	**$M**	**$M**
Multi-currency	1,322.1	811.3	–	–
Bank loans – secured	904.1	730.2	–	–
Other loans – CMBS	602.9	602.9	–	–
	2,829.1	**2,144.4**	**–**	**–**
At 30 June 2005				
Syndicated multi-option	569.5	502.0	–	–
Standby	225.0	158.6	–	–
Bridging	300.0	95.4	–	–
Multi-option	37.0	31.9	–	–
Bank loans – secured	283.2	147.4	5.7	5.7
Other loans – CMBS	720.9	720.9	–	–
Other loans – deferred payment	207.0	207.0	–	–
	2,342.6	**1,863.2**	**5.7**	**5.7**

22 Provisions

	Note	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Current					
Distributions to Securityholders	22(a)	108.5	90.4	–	–
Distributions to RePS holders	22(b)	–	1.0	–	–
Employee benefits[1]		4.6	1.5	–	–
		113.1	**92.9**	–	–
Non-current					
Employee benefits[1]		**20.0**	**0.4**	–	–

[1] Refer to note 33 for details of employee benefits.

(a) Distributions to Securityholders

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Balance at the beginning of the year	90.4	9.6	–	9.6
Provisions for distributions	403.8	171.9	–	–
Payment of distributions	(385.7)	(91.1)	–	(9.6)
Balance at the end of the year	**108.5**	**90.4**	–	–

(b) Distributions to RePS holders

From 1 July 2005, distributions to RePS holders are classified as interest. Provisions for distributions to RePS holders are classified as payables.

23 Issued Capital

	Consolidated 2006	Consolidated 2005
Securities on Issue		
Number of securities on issue on the ASX	1,608,822,481	1,404,967,533
Treasury Securities issued under the ESAP	(30,902,875)	(8,650,000)
Balance included in issued capital	**1,577,919,606**	**1,396,317,533**

	Consolidated 2006 $M	Consolidated 2005 $M
Parent Entity		
Issued capital, fully paid	127.8	144.2
Treasury Securities	(68.9)	–
Issue costs	(6.2)	(3.7)
	52.7	**140.5**
MGI		
Issued capital, fully paid	3,795.4	2,876.7
Issue costs	(66.5)	(61.0)
	3,728.9	**2,815.7**
Total issued capital	**3,781.6**	**2,956.2**

23 Issued Capital (cont)

Terms and Conditions

Stapled security means one share in the Company stapled to one unit in MGI. Holders of stapled securities are entitled to receive dividends and distributions as declared from time to time and are entitled to one vote per security at Shareholders' and Unitholders' meetings. In the event of a winding up of the Company and MGI, Securityholders rank after creditors and are fully entitled to any proceeds of liquidation.

Reconciliation of Movements in Securities	Securities per ASX 2006 M	Treasury Securities 2006 M	Consolidated 2006 M	Consolidated Entity 2006 $M	MGI 2006 $M	Parent Entity 2006 $M
Balance at the beginning of the year						
Securities on issue at 1 July 2005						
– 1,404,967,533 securities	1,405.0	–	1,405.0	3,020.9	2,876.7	144.2
Treasury Securities at 1 July 2005						
– 8,650,000 securities	–	(8.7)	(8.7)	–	–	–
Issue costs	–	–	–	(64.7)	(61.0)	(3.7)
	1,405.0	**(8.7)**	**1,396.3**	**2,956.2**	**2,815.7**	**140.5**
Movements during the year						
– 75,721,722 securities issued under the Distribution Reinvestment Plan	75.7	–	75.7	339.3	328.3	11.0
– 16,900,185 Treasury Securities issued under the ESAP acquired on conversion of RePS	–	(16.9)	(16.9)	(69.0)	–	(69.0)
– 7,021,025 Treasury Securities issued under the ESAP on issue of securities	7.0	(7.0)	–	–	35.9	(35.9)
– Adjustment for difference in price of securities issued under the ESAP and cost to acquire the securities	–	–	–	(5.4)	–	(5.4)
– 1,033,332 securities issued on vesting of options	1.0	–	1.0	1.8	1.7	0.1
– (1,668,335) Treasury Securities converted to securities on vesting under the ESAP	–	1.7	1.7	0.1	–	0.1
– 23,516,555 securities on conversion of RePS	23.5	–	23.5	74.1	72.1	2.0
– 63,079,094 securities for institutional placement on acquisition of Eurinpro	63.1	–	63.1	321.7	314.0	7.7
– 33,483,220 securities issued to vendor on acquisition of Eurinpro	33.5	–	33.5	170.8	166.7	4.1
Issue costs	–	–	–	(8.0)	(5.5)	(2.5)
	203.8	**(22.2)**	**181.6**	**825.4**	**913.2**	**(87.8)**
Balance at the end of the year	**1,608.8**	**(30.9)**	**1,577.9**	**3,781.6**	**3,728.9**	**52.7**
Comprises:						
Balance – 1,608,822,481 securities on issue	1,608.8	–	1,608.8	3,923.2	3,795.4	127.8
Balance – 30,902,875 Treasury Securities	–	(30.9)	(30.9)	(68.9)	–	(68.9)
Issue costs	–	–	–	(72.7)	(66.5)	(6.2)
	1,608.8	**(30.9)**	**1,577.9**	**3,781.6**	**3,728.9**	**52.7**

24 Reserves

		Consolidated		Parent Entity	
	Note	2006 $M	2005 $M	2006 $M	2005 $M
Asset Revaluation Reserve	24(a)	135.3	50.3	–	–
Cash Flow Hedge Reserve	24(b)	5.7	–	0.7	–
Foreign Currency Translation Reserve ("FCTR")	24(c)	(3.8)	0.6	–	–
Capital Profits Reserve	24(d)	11.4	5.1	–	–
RePS Repurchase Reserve	24(e)	–	(20.8)	–	–
Employee Compensation Reserve	24(f)	17.2	11.5	17.2	11.5
Defined Benefit Plan Actuarial Gains Reserve	24(g)	2.7	–	–	–
Total reserves		**168.5**	**46.7**	**17.9**	**11.5**

The reserves of the Consolidated Entity are apportioned below between the amounts Securityholders are entitled to by virtue of their shareholding in the Company and their unitholding in MGI.

Details of the impact of the implementation of AIFRS on reserves are set out in note 37.

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(a) Asset Revaluation Reserve						
Balance at the beginning of the year	26.2	–	24.1	–	50.3	–
Increases due to revaluation of listed/unlisted investments	17.3	37.4	–	–	17.3	37.4
Deferred tax	(2.2)	(11.2)	–	–	(2.2)	(11.2)
Transfers to Capital Profits Reserve	(3.0)	–	(27.5)	–	(30.5)	–
Transfers from retained earnings	1.4	–	99.0	24.1	100.4	24.1
Balance at the end of the year	**39.7**	**26.2**	**95.6**	**24.1**	**135.3**	**50.3**

Refer to notes 1(f) and 1(k) for the accounting policies relating to this reserve.

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(b) Cash Flow Hedge Reserve						
Balance at the beginning of the year	–	–	–	–	–	–
Impact of change in accounting policy	8.7	–	(22.7)	–	(14.0)	–
	8.7	–	(22.7)	–	(14.0)	–
Change in value of financial instruments	(10.4)	–	40.4	–	30.0	–
Transfers to Income Statement	–	–	(10.3)	–	(10.3)	–
Balance at the end of the year	**(1.7)**	**–**	**7.4**	**–**	**5.7**	**–**

Refer to note 1(q) for the accounting policy relating to this reserve.

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(c) FCTR						
Balance at the beginning of the year	–	–	0.6	–	0.6	–
Transfers to Capital Profits Reserve	–	–	(0.6)	–	(0.6)	–
Net exchange differences on conversion of foreign operations	(2.2)	–	(1.6)	0.6	(3.8)	0.6
Balance at the end of the year	**(2.2)**	**–**	**(1.6)**	**0.6**	**(3.8)**	**0.6**

The FCTR records the foreign currency differences arising from the translation of foreign operations in New Zealand, Singapore, Hong Kong, United Kingdom and Europe. Refer to note 1(e) for the accounting policy relating to this reserve.

24 Reserves (cont)

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(d) Capital Profits Reserve						
Balance at the beginning of the year	–	–	5.1	–	5.1	–
Balance on acquisition of MGI	–	–	–	5.1	–	5.1
Transfers from Asset Revaluation Reserve	3.0	–	27.5	–	30.5	–
Transfers from FCTR	–	–	0.6	–	0.6	–
Transfers to retained earnings	–	–	(24.8)	–	(24.8)	–
Balance at the end of the year	**3.0**	**–**	**8.4**	**5.1**	**11.4**	**5.1**

Refer to note 1(f) for the accounting policy relating to this reserve.

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(e) RePS Repurchase Reserve						
Balance at the beginning of the year	–	–	(20.8)	–	(20.8)	–
Transfers to issued capital on conversion of RePS to securities	–	–	20.8	–	20.8	–
Premium paid on repurchase of RePS from minority interests	–	–	–	(20.8)	–	(20.8)
Balance at the end of the year	**–**	**–**	**–**	**(20.8)**	**–**	**(20.8)**

The RePS Repurchase Reserve arose on acquisition of RePS by the Consolidated Entity. The balance reversed on conversion of the RePS instruments to securities.

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(f) Employee Compensation Reserve						
Balance at the beginning of the year	11.5	3.2	–	–	11.5	3.2
Expense recognised in Income Statement during the year	7.5	5.6	–	–	7.5	5.6
Amount due from employees for options/securities not yet vested	–	2.7	–	–	–	2.7
Transfers to issued capital on vesting of options/securities	(1.8)	–	–	–	(1.8)	–
Balance at the end of the year	**17.2**	**11.5**	**–**	**–**	**17.2**	**11.5**

Refer to note 1(u) for the accounting policy relating to this reserve.

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(g) Defined Benefit Fund Actuarial Gains Reserve						
Balance at the beginning of the year	–	–	–	–	–	–
Actuarial gains	4.0	–	–	–	4.0	–
Deferred tax expense	(1.3)	–	–	–	(1.3)	–
Balance at the end of the year	**2.7**	**–**	**–**	**–**	**2.7**	**–**
Total consolidated reserves	**58.7**	**37.7**	**109.8**	**9.0**	**168.5**	**46.7**

Refer to note 1(u) for the accounting policy relating to this reserve.

25 (Accumulated Losses)/Retained Earnings

The (accumulated losses)/retained earnings of the Consolidated Entity are apportioned below between the amounts Securityholders are entitled to by virtue of their shareholding in the Company and their unitholding in MGI:

	Shareholders		Unitholders		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(Accumulated losses)/retained earnings at the beginning of the year	(109.0)	4.0	89.2	–	(19.8)	4.0
Impact of change in accounting policy[1]	–	–	(0.9)	–	(0.9)	–
	(109.0)	4.0	88.3	–	(20.7)	4.0
Profit/(loss) for the year	47.1	(90.9)	453.0	157.6	500.1	66.7
Transfers to Asset Revaluation Reserve	(1.4)	–	(99.0)	(24.1)	(100.4)	(24.1)
Transfers from Capital Profits Reserve	–	–	24.8	–	24.8	–
Dividends and distributions declared	–	(22.1)	(403.8)	(171.9)	(403.8)	(194.0)
Balance on acquisition of MGI	–	–	–	127.6	–	127.6
(Accumulated losses)/retained earnings at the end of the year	**(63.3)**	**(109.0)**	**63.3**	**89.2**	**–**	**(19.8)**

[1] Details of the impact of the implementation of AIFRS on retained earnings are set out in note 37.

26 Other Minority Interests

Other minority interests in controlled entities comprise:

	Consolidated	
	2006 $M	2005 $M
Other shareholders in Ascendas Global Gateway Pte Limited	2.4	–
Other shareholders in Highbrook Development Limited	18.8	18.2
RePS[1]	–	51.0
	21.2	**69.2**

[1] As set out in note 21, as a result of the implementation of AIFRS, RePS are classified as debt from 1 July 2005.

27 Note to the Cash Flow Statements

(a) Reconciliation of Cash

For the purpose of the Cash Flow Statement, cash assets include cash on hand at the bank and short-term deposits at call. Cash as at the end of the year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Cash assets	23.3	7.2	0.9	0.1

(b) Reconciliation of Profit/(Loss) after Income Tax to Net Cash Provided by/(Used in) Operating Activities

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Profit/(loss) for the year	500.3	68.4	(17.8)	(68.7)
Items classified as investing/financing activities				
Net gain on disposal of investment properties	(39.3)	(15.2)	–	–
Net gain on disposal of equity investments	(4.7)	(0.2)	–	–
Capitalised borrowing costs	(47.0)	(22.9)	–	–
Merger transaction expenses	–	22.5	–	22.4
Non-cash items				
Depreciation and amortisation	1.2	5.8	–	1.0
Options expense	7.5	5.6	7.5	3.7
Impairment of management rights on stapling	–	95.4	–	67.8
Net gains on fair value adjustments on investment properties	(113.5)	(25.5)	–	–
Share of net results of equity accounted investments	(46.7)	(6.3)	–	–
Foreign exchange gain	(2.6)	–	–	–
Fair value gains on ineffective portion of derivatives	(10.3)	–	–	–
Non-cash adjustments included in net financing costs	(1.0)	–	–	–
Decrease in income taxes payable	0.5	–	–	–
Increase in income taxes receivable	(3.0)	(6.2)	(4.0)	(2.2)
Net cash provided by operating activities before change in assets and liabilities	**241.4**	**122.1**	**(14.3)**	**24.0**
Change in assets and liabilities during the year:				
– (Increase)/decrease in receivables	(64.9)	61.9	5.2	8.9
– Increase in inventories	(27.3)	(24.9)	–	–
– Increase in tax assets	(6.7)	(5.4)	–	(3.0)
– Decrease in other assets	76.2	12.8	–	–
– Decrease/(increase) in payables	39.0	(51.5)	–	1.2
– Increase/(decrease) in deferred taxes payable	3.0	(16.4)	1.3	(18.2)
– Increase in provisions	11.9	1.0	–	–
Net cash provided by/(used in) operating activities	**273.6**	**98.9**	**(7.8)**	**12.9**

27 Note to the Cash Flow Statements (cont)

(c) Non-cash Financing and Investing Activities

During the year, the following non-cash transactions were undertaken:

(i) Settlement of Distribution Liabilities

During the year, 75,721,722 securities were allocated under the Distribution Reinvestment Plan for total consideration of $339.3 million.

(ii) Issue of Securities under the ESAP

During the year, 7,021,025 securities were issued to employees under the ESAP. Securities issued under the ESAP are accounted for as options. The securities are held in trust as security for the loans.

(iii) Conversion of RePS

During the year, 23,516,555 securities were issued as a result of RePS holders' conversion elections. The value of the securities issued was $74.1 million. No cash was received as a result of these transactions.

(iv) Issue of Securities on Acquisition of Eurinpro

During the year, 33,483,220 securities were issued pursuant to the acquisition of Eurinpro (refer to note 3 for details).

28 Controlled Entities

	Parent Entity 2006 $M	Parent Entity 2005 $M
Particulars in Relation to Controlled Entities		
Investments in controlled entities at cost	**240.4**	**31.5**

	Country of incorporation	Interest held 2006 %	Interest held 2005 %
Controlled Companies			
Macquarie Goodman Funds Management Limited	Australia	100.0	100.0
Macquarie Goodman Property Services Pty Limited	Australia	100.0	100.0
Macquarie Goodman Development Management Pty Limited	Australia	100.0	100.0
Macquarie Goodman Property Development Pty Limited	Australia	100.0	100.0
Macquarie Goodman Corporate Services Pty Limited	Australia	100.0	100.0
Macquarie Goodman Building Services Pty Limited	Australia	100.0	100.0
Macquarie Goodman Industrial Finance Pty Limited	Australia	100.0	100.0
Macquarie Goodman Industrial Management Pty Limited	Australia	100.0	100.0
Macquarie Goodman Vineyard Pty Limited ("MGV")	Australia	100.0	100.0
Macquarie Goodman Wholesale Limited	Australia	100.0	100.0
Macquarie Goodman Acquisitions Pty Limited	Australia	100.0	100.0
Macquarie Goodman Foundation Pty Limited	Australia	100.0	100.0
Macquarie Goodman Holdings Pty Limited	Australia	100.0	100.0
Tallina Pty Limited	Australia	100.0	100.0
Tidecard Pty Limited	Australia	100.0	100.0
Mintball Pty Limited	Australia	100.0	100.0
01 Pty Limited	Australia	100.0	100.0
02 Pty Limited	Australia	100.0	100.0
Binary Centre Pty Limited	Australia	100.0	100.0
Riverside 1 Pty Limited	Australia	100.0	100.0
Riverside 2 Pty Limited	Australia	100.0	100.0
Riverside 3 Pty Limited	Australia	100.0	100.0

28 Controlled Entities (cont)

	Country of incorporation	Interest held 2006 %	Interest held 2005 %
Controlled Companies (cont)			
Tranway Pty Limited	Australia	100.0	100.0
Tranway No 1 Pty Limited	Australia	100.0	100.0
Oxcap Pty Limited	Australia	100.0	100.0
Ashcap Pty Limited	Australia	100.0	100.0
CityCap Pty Limited	Australia	100.0	100.0
Suncap Pty Limited	Australia	100.0	100.0
Clayton Business Park Pty Limited	Australia	100.0	100.0
Graham Street F Pty Limited	Australia	100.0	100.0
Ciyvina Pty Limited	Australia	100.0	100.0
Keeto Pty Limited	Australia	100.0	100.0
MG Laverton Finance Pty Limited (formerly MGI HK Pty Limited)	Australia	100.0	100.0
MGM Acquisitions Pty Limited (formerly MGM HK Pty Limited)	Australia	100.0	100.0
Ascendas Funds Management (Australia) Pty Limited	Australia	100.0	100.0
Macquarie Goodman Vineyards No 2 Pty Limited[1]	Australia	100.0	–
Macquarie Goodman Wholesale Loan Note Pty Limited[1]	Australia	100.0	–
MGW Construction Loan Note Pty Limited[1]	Australia	100.0	–
MG Hong Kong Investment Pty Limited[1]	Australia	100.0	–
TMG Services Pty Limited[1]	Australia	100.0	–
MG Arlington (Jersey) Pty Limited[1]	Australia	100.0	–
MG Europe Development Pty Limited[1]	Australia	100.0	–
MGI Europe Finance Pty Limited[1]	Australia	100.0	–
MGM Europe Pty Limited[1]	Australia	100.0	–
Macquarie Goodman (NZ) Limited	New Zealand	100.0	100.0
Macquarie Goodman Highbrook Limited	New Zealand	100.0	100.0
Highbrook Development Limited	New Zealand	75.0	75.0
Macquarie Goodman Property Services (NZ) Limited	New Zealand	100.0	100.0
MGM Singapore Pte Limited	Singapore	100.0	100.0
Ascendas Global Gateway Pte Limited[2]	Singapore	60.0	–
Elite Bright Properties Limited	Hong Kong	–	100.0
Comfort Developments Limited	Hong Kong	100.0	100.0
Macquarie Goodman China Limited (formerly Macquarie Goodman Container Investments No 3)[1]	Hong Kong	100.0	–
Yeung UK A Limited	Cayman Islands	–	100.0
MGD Asia	Cayman Islands	100.0	100.0
MGI HK Investments	Cayman Islands	–	100.0
MGI HK Finance[1]	Cayman Islands	100.0	–
MGI HK Investments 2[1]	Cayman Islands	100.0	–
MGI HK Investments 3[1]	Cayman Islands	100.0	–
Macquarie Goodman Container Investments No 4[1]	Cayman Islands	100.0	–
MG Shanghai Investments No 1[1]	Cayman Islands	100.0	–
Alpine Capital Holdings Limited[2]	British Virgin Islands	100.0	–
Asset Corporate Investments Limited[2]	British Virgin Islands	100.0	–
Macquarie Goodman (Shanghai) Warehouse Co Ltd[1]	People's Republic of China	100.0	–
Eurinpro International SA[2]	Luxembourg	100.0	–
Eurinpro Belgium NV[2]	Belgium	100.0	–
Eurinpro Management Services NV[2]	Belgium	100.0	–
Eurinpro France Sarl[2]	France	100.0	–

28 Controlled Entities (cont)

	Country of Incorporation	Interest held 2006 %	2005 %
Controlled Companies (cont)			
Eurinpro GmbH[2]	Germany	100.0	–
Eurinpro Italy Srl[2]	Italy	100.0	–
Eurinpro KK[2]	Japan	100.0	–
Eurinpro BV[2]	Netherlands	100.0	–
Eurinpro Sp.zo.o[2]	Poland	100.0	–
Eurinpro Real Estate SL[2]	Spain	100.0	–
Eurinpro Inc[2]	USA	100.0	–
Centaurus Logistics SA[2]	Luxembourg	100.0	–
– DBA Czech sro[2]	Czech Republic	100.0	–
Nanteuil Logistique SA[2]	Luxembourg	100.0	–
Oak Logistics SA[2]	Luxembourg	100.0	–
– Lutterberg Logistics GmbH[2]	Germany	100.0	–
Hades Logistics BV[2]	Netherlands	100.0	–
Grodzisk Logistics 1 Sp.zo.o[2]	Poland	100.0	–
Demeter Logistics BV[2]	Netherlands	100.0	–
– Girona Global Logistics SL[2]	Spain	100.0	–
Macquarie Goodman Investments (Lux) Sarl[2]	Luxembourg	100.0	–
Mars Logistic Holding NV[2]	Belgium	100.0	–
Jupiter Logistic Holding NV[2]	Belgium	100.0	–
Willebroek Platform Project NV[2]	Belgium	100.0	–
Venus Logistic Holding NV[2]	Belgium	100.0	–
Arsenaal Business Park NV[2]	Belgium	100.0	–
WMP NV[2]	Belgium	100.0	–
Antlia Logistics SA[2]	Luxembourg	100.0	–
Pine Logistics SA[2]	Luxembourg	100.0	–
– Silver Maple Logistics GmbH[2]	Germany	100.0	–
Tulip Logistics SA[2]	Luxembourg	100.0	–
– Maple Logistics GmbH[2]	Germany	100.0	–
Gemini Logistics SA[2]	Luxembourg	100.0	–
– Prometheus Logistics GmbH[2]	Germany	100.0	–
ACE Sarl[2]	Luxembourg	100.0	–
TCL International srl[2]	Italy	100.0	–
Arlington Business Services France SAS[2]	France	100.0	–
Arlington MonteLimar SAS[2]	France	100.0	–
Arlington Wattrelos SAS[2]	France	100.0	–
Arlington Property Investors Europe BV[2]	Netherlands	100.0	–
Arlington Renderend Bezit 1 BV[2]	Netherlands	100.0	–
Arlington Renderend Bezit 2 BV[2]	Netherlands	100.0	–
Arlington Renderend Bezit 3 BV[2]	Netherlands	100.0	–
Arlington Renderend Bezit 4 BV[2]	Netherlands	100.0	–
Arlington Renderend Bezit Beheer BV[2]	Netherlands	100.0	–
Arlington Renderend Bezit BV[2]	Netherlands	100.0	–
BR Investors BV[2]	Netherlands	100.0	–
Two Rivers One Ltd[2]	Jersey	100.0	–
Two Rivers Two Ltd[2]	Jersey	100.0	–
Arlington Business Services España sl[2]	Spain	100.0	–

28 Controlled Entities (cont)

	Country of incorporation	Interest held 2006 %	Interest held 2005 %
Controlled Companies (cont)			
Arlington Business Parks GP Limited[2]	United Kingdom	100.0	–
Arlington Business Services Limited[2]	United Kingdom	100.0	–
Arlington Development Management Limited[2]	United Kingdom	100.0	–
Arlington Investment Management Limited[2]	United Kingdom	100.0	–
Arlington LP Limited[2]	United Kingdom	100.0	–
Arlington Net Services Limited[2]	United Kingdom	100.0	–
Arlington Property Developments 2003[2]	United Kingdom	100.0	–
Arlington Property Investment Management Limited[2]	United Kingdom	100.0	–
Arlington Property Investments Limited[2]	United Kingdom	100.0	–
Arlington Property Investors UK Operations Limited[2]	United Kingdom	100.0	–
Arlington PSCP Limited[2]	United Kingdom	100.0	–
Arlington Science Park GP Limited[2]	United Kingdom	100.0	–
Arlington Science Park LP Limited[2]	United Kingdom	100.0	–
Arlington Securities Ltd[2]	United Kingdom	100.0	–
Arlington Warehousing Limited[2]	United Kingdom	100.0	–
Arlington Property Advisor Limited[2]	United Kingdom	100.0	–
Dollhurst Limited[2]	United Kingdom	100.0	–
Dollmist Limited[2]	United Kingdom	100.0	–
Dollplace Limited[2]	United Kingdom	100.0	–
Property Management Employment Services Limited[2]	United Kingdom	100.0	–
Property Partners (Two Rivers) Limited[2]	United Kingdom	100.0	–
PSCP Limited[2]	United Kingdom	100.0	–
Regent Property Partners (Residential) Limited[2]	United Kingdom	100.0	–
Regent Property Partners (Retail Parks) Limited[2]	United Kingdom	100.0	–
Regent Retail Parks (St Johns Wolverhampton) Limited[2]	United Kingdom	100.0	–

	Country of establishment	Interest held 2006 %	Interest held 2005 %
Controlled Unit Trusts			
Industrial Property Management Trust	Australia	100.0	100.0
Macquarie Goodman Industrial Trust	Australia	100.0	100.0
Macquarie Industrial Trust	Australia	100.0	100.0
O'Riordan Street Unit Trust	Australia	100.0	100.0
Homebush Subtrust	Australia	100.0	100.0
Carter Street Trust	Australia	100.0	100.0
Penrose Trust	Australia	100.0	100.0
Macquarie Goodman Capital Trust	Australia	99.8	99.8
– Biloela Street Unit Trust	Australia	99.8	99.8
– BDE Unit Trust	Australia	99.8	99.8
– Macquarie Goodman Commercial Property Trust	Australia	99.8	99.8
– Waterloo Road Office Trust	Australia	99.8	99.8
– Cambridge Office Park Trust	Australia	99.8	99.8
– Liverpool Road Office Trust	Australia	99.8	99.8
– Saunders Street Trust	Australia	99.8	99.8
– 828 Pacific Highway Trust	Australia	99.8	99.8

28 Controlled Entities (cont)

	Country of establishment	Interest held 2006 %	Interest held 2005 %
Controlled Unit Trusts (cont)			
Binary No 1 Trust	Australia	100.0	100.0
– Binary No 2 Trust	Australia	100.0	100.0
Orion Road Trust	Australia	100.0	100.0
Hill Road Trust	Australia	100.0	100.0
Clayton 1 Trust	Australia	100.0	100.0
– Clayton 2 Trust	Australia	100.0	100.0
– Clayton 3 Trust	Australia	100.0	100.0
Port Melbourne 1 Trust	Australia	100.0	100.0
– Port Melbourne 2 Trust	Australia	100.0	100.0
– Port Melbourne 3 Trust	Australia	100.0	100.0
Smithfield Property Trust	Australia	100.0	100.0
– Smithfield Property Trust No 2	Australia	100.0	100.0
MGA Industrial Portfolio Trust	Australia	100.0	100.0
– MGA Industrial Subsidiary Trust No 1	Australia	100.0	100.0
– MGA Industrial Subsidiary Trust No 2	Australia	100.0	100.0
– MGA Industrial Subsidiary Trust No 3	Australia	100.0	100.0
MGA Direct Property Trust	Australia	100.0	100.0
Thomas Trust	Australia	100.0	100.0
Macquarie Goodman Wholesale Trust No 1 (formerly Macquarie Goodman Thomas Trust)	Australia	–	100.0
Euston Road Trust	Australia	100.0	100.0
– Euston Road Subtrust	Australia	100.0	100.0
Highbrook Trust	Australia	100.0	100.0
MG Holding Trust No 1 (formerly Liverpool Showgrounds Trust)	Australia	100.0	100.0
– Regal Business Park Trust (formerly Liverpool Showgrounds Subtrust)	Australia	100.0	100.0
TMG Property Fund	Australia	–	100.0
MGM Holding Trust	Australia	100.0	100.0
West Melbourne Trust (formerly Macquarie Goodman Wholesale Trust)	Australia	100.0	100.0
– MG Wholesale Subtrust	Australia	–	100.0
St Leonards Trust	Australia	100.0	100.0
Mascot Trust (formerly Wacol Trust)	Australia	100.0	100.0
IBC Trust	Australia	100.0	100.0
Q-Sheds (formerly Q Stores Trust)	Australia	100.0	100.0
CDC Trust (formerly Woolsheds Trust)	Australia	100.0	100.0
Ascendas (Australia) Trust	Australia	100.0	100.0
Creek Trust[3]	Australia	100.0	–
Perth Leasing Trust[3]	Australia	100.0	–
MG Arlington Warehousing Trust[2]	Australia	100.0	–
MG Hong Kong Investment Trust[2]	Australia	100.0	–
MGI Europe Finance Trust[3]	Australia	100.0	–
MG Europe Development Trust[3]	Australia	100.0	–
BMGW CDC Trust[3]	Australia	100.0	–

[1] Companies incorporated during the year ended 30 June 2006.
[2] Companies acquired during the year ended 30 June 2006.
[3] Trusts established during the year ended 30 June 2006.

29 Interest in Joint Venture Operations

The Consolidated Entity is in a joint venture with The Austral Brick Company Pty Ltd ("Austral") relating to development of the Brickworks site in Sydney.

Under the terms of the Joint Venture Agreement, the Consolidated Entity pays for infrastructure works and has provided Austral with a put and call option which gives Austral the right to require the Consolidated Entity to purchase unsold lots of land and the Consolidated Entity the right to acquire unsold lots of land after specified dates subject to the conditions as outlined in note 30.

For the year ended 30 June 2005, the joint venture did not contribute any amount to the operating profit of the Company or the Consolidated Entity.

Included in the assets and liabilities of the Consolidated Entity are the following items which represent the Consolidated Entity's interest in the assets and liabilities employed in the joint venture, recorded in accordance with the accounting policies described in note 1.

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Total Assets				
Trade debtors	–	1.2	–	–
Inventories	19.0	26.7	–	–
Other assets	29.5	6.8	–	–
Total Liabilities				
Trade creditors	(29.9)	(5.3)	–	–
Net assets	**18.6**	**29.4**	–	–

30 Commitments

	2006 $M	2005 $M	2006 $M	2005 $M
Capital Expenditure Commitments				
Contracted but not provided for and payable:				
Within one year:				
– Capital expenditure on investment properties	242.6	160.6	–	–
Non-cancellable Operating Lease Commitments				
Future operating lease commitments not provided for in the financial statements and payable:				
Within one year	6.0	2.1	–	–
One year or later and no later than five years	20.7	5.0	–	–
Later than five years	9.6	–	–	–
	36.3	**7.1**	–	–

Commitment to Investment in Wholesale Funds

At 30 June 2006, the Consolidated Entity was committed to invest A$182.1 million and A$32.5 million in MGW and MGWHK respectively.

Acquisition of Investment Properties

Amounts contracted for the acquisition of investment properties not provided for at 30 June 2006 are $7.0 million (2005: $211.8 million). Amounts contracted for the acquisition of other investments not provided for at 30 June 2006 are $41.3 million (2005: $nil).

30 Commitments (cont)

Guaranteed Land Payments – M7 Business Hub Development

A commitment exists at 30 June 2006 in respect of a Heads of Agreement signed between the Parent Entity, MGI, MGV, Brickworks Limited and Austral. Austral has a put option which gives it the right to require MGV to take a transfer of unsold saleable lots of land. The consideration payable over the duration of the development will be the greater of:

(a) the guaranteed land payments of unsold saleable lots; or

(b) the revised retail price of the unsold saleable lots less a 2.5% discount if the revised retail price is less than $10 million or a 5% discount if it is greater than $10 million.

MGI has provided Austral with a guarantee for all amounts payable to Austral by MGV under the Heads of Agreement.

Non-cancellable Operating Lease Receivable from Investment Property Customers

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Non-cancellable Operating Lease Commitments Receivable				
Within one year	258.9	299.1	–	–
Later than one year but not later than five years	678.1	1,265.6	–	–
Later than five years	111.7	140.8	–	–

31 Related Parties

The names of key management personnel of the Consolidated Entity at any time during the year are as follows:

Non-Executive Directors

Mr David Clarke, AO

Dr David Teplitzky

Mr Ian Ferrier, AM

Mr Patrick Goodman

Mr John Harkness

Mr James Hodgkinson

Ms Anne Keating

Mr James Sloman, OAM (Appointed 1 February 2006)

Mr Stephen Girdis (Alternate Director for Messrs David Clarke and James Hodgkinson)

Mr Patrick Allaway (Resigned 18 November 2005)

Ms Lynn Wood (Resigned 18 November 2005)

Executive Director

Mr Gregory Goodman

Executives

Mr David van Aanholt

Mr Anthony Rozic

Mr Nick Kurtis

Mr Michael O'Sullivan

Mr Jeff Pulsford

31 Related Parties (cont)

Key Management Personnel Compensation

The key management personnel compensation totals are as follows:

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Short-term employee benefits	8.0	4.3	–	–
Post-employment benefits	0.2	0.1	–	–
Equity-based payments	2.4	1.4	–	–
	10.6	**5.8**	–	–

Individual Director's and Executive's Compensation Disclosures

Information regarding individual Director's and executive's compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the Remuneration Report section of the Directors' Report on pages 38 to 44.

Loans to Key Management Personnel and their Related Parties

Loans provided in respect of employee security plan arrangements where securities have vested or were issued prior to 7 November 2002 are recorded as loans on the Balance Sheet of the Consolidated Entity. Details of these amounts are as follows:

	Balance at the start of the year		Balance at the end of the year		Interest paid and payable in the year		Highest balance in the year	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Executive Director								
Mr Gregory Goodman	5,325,172	–	3,238,215	5,325,172	324,388	162,512	5,325,172	6,174,051
Executives								
Mr David van Aanholt	–	–	–	–	–	2,905	–	261,805
Mr Nick Kurtis	54,507	–	–	54,507	1,122	1,474	54,507	54,507
Mr Michael O'Sullivan	1,094,423	–	466,668	1,094,423	43,804	19,346	1,094,423	1,094,423

In addition to the above, the following limited recourse loans have been advanced to key management personnel and are incorporated in the value attributed to Treasury Securities in issued capital. Details of these amounts are as follows:

	Balance at the start of the year 2006 $	2005 $	Balance at the end of the year 2006 $	2005 $	Interest paid and payable in the year 2006 $	2005 $	Highest balance in the year 2006 $	2005 $
Executive Director								
Mr Gregory Goodman	–	–	8,070,058	–	339,007	–	8,082,102	–
Executives								
Mr David van Aanholt	2,662,586	–	11,859,195	2,662,586	268,665	71,986	11,894,952	2,662,586
Mr Anthony Rozic	–	–	8,292,641	–	153,498	–	8,297,158	–
Mr Nick Kurtis	3,993,879	–	10,850,360	3,993,879	315,900	107,979	12,257,332	3,993,879
Mr Michael O'Sullivan	–	–	8,797,023	–	150,017	–	8,802,292	–

Interest on both full recourse and limited recourse loans is charged at 6.1% (2005: 6.5%) per annum. The after-tax amount of any dividends or distributions paid on the securities acquired with the loans must be applied towards payment of interest, if any, and the principal of the loan.

Loans are for the periods of up to five years and are repayable earlier on termination of the employee or disposal of the securities. No amounts have been written down or recorded as allowances as the balances are considered fully collectable.

31 Related Parties (cont)

Analysis of Movements in Securities under the ESAP

The movement during the reporting period, by value, of stapled securities held under the ESAP by each Company Director and each of the five named executive officers under the ESAP is detailed below. No securities were forfeited during the year.

	New securities granted in the year[1] $	Securities vested in the year[2] $	Total value in the year $
Executive Director			
Mr Gregory Goodman	979,951	1,406,265	2,386,216
Executives			
Mr David van Aanholt	1,019,975	–	1,019,975
Mr Anthony Rozic	897,481	–	897,481
Mr Nick Kurtis	897,481	941,001	1,838,482
Mr Michael O'Sullivan	958,729	1,150,915	2,109,644

[1] The value of the loan in respect of securities granted in the year is the fair value of the securities calculated at grant date using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. The total value of the securities granted under this arrangement is included in the table above. This amount is allocated to remuneration over the vesting period of the security.

[2] The value of the limited recourse feature in respect of securities exercised during the year is calculated as the market price of securities on the ASX at close of trading on the date the securities were exercised after deducting the price paid or payable to exercise the security.

Options over Equity Instruments Granted as Compensation

On 9 December 2005, 1,325,000 options over the stapled securities were issued to Mr Jeff Pulsford as part of his compensation. The options, which have a fair value of $0.58 per option at grant date, are exercisable at $4.29 per option and expire on 31 December 2011. The value of the options was determined using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. None of the options vested during the year.

Macquarie Bank Group

Messrs David Clarke and James Hodgkinson are directors of MBL. During the year ended 30 June 2006, a total of $27,639,275 (2005: $17,166,098) was paid to MBL in relation to various services provided.

Goodman Holdings Group

Messrs Gregory Goodman and Patrick Goodman are directors of and shareholders in Moorabbin Airport Corporation Pty Limited ("MAC"), the lessor of the Chifley Business Park, Mentone, Victoria. The Consolidated Entity has agreed with MAC to pay all infrastructure costs incurred in developing Chifley Business Park. These costs, which totalled $6,709,607 at 30 June 2006 (2005: $6,498,732), are to be reimbursed by MAC progressively as the site is developed and leased and rental income is being derived by MAC. To the extent that these costs are not reimbursed progressively, the balance of such costs will be repayable by MAC by 2006 and are secured by a floating charge of certain of the assets of MAC limited to $2.5 million. Costs totalling $0.2 million (2005: $2.0 million) have been recharged to MAC during the year.

Mr Gregory Goodman and Mr Patrick Goodman are directors of and shareholders in the Goodman Holdings Group. During the year, the Company was also reimbursed by the Goodman Holdings Group for a portion of office rental costs to the value of $61,823 (2005: $67,466).

During the year, the Consolidated Entity also reimbursed travel costs totalling $92,585 (2005: $23,997) to a wholly-owned subsidiary of Goodman Holdings Group.

Pooles Rock Wines Pty Limited

On 15 January 2003, Pooles Rock Wines Pty Limited (a director-related entity of Mr David Clarke) entered into a six year lease at CityWest Office Park, Pyrmont, NSW with MGI. Rent and outgoings for the year amounted to $90,376 (from the date the Company acquired MGI to 30 June 2005 amounted to $85,095).

The Consolidated Entity has a related party relationship with its controlled entities (refer to note 28), associates and joint ventures (refer to note 15) and with its Directors and executive officers.

32 Other Related Party Disclosures

(a) Transactions with Controlled Entities

Transactions between the Company and its controlled entities during the years ended 30 June 2006 and 2005 included the following:

(i) payment of dividends to the Company;

(ii) loans advanced by or to the Company;

(iii) sale of management rights; and

(iv) interest charged by or to the Company.

All of the above transactions were made on normal commercial terms and conditions with the exception of certain loans which are interest free and have no specified time period for repayment.

Amounts receivable and payable from entities in the wholly-owned group at balance date are as follows:

	Note	2006 $M	2005 $M
Receivables			
Loans to controlled entities – current[1]	11	35.0	6.6
Loans to controlled entities – non-current[2]	11	444.6	49.3
Payables			
Loans from controlled entities – non-current[2]	20	8.6	38.1
Interest bearing liabilities			
Loans from controlled entities – non-current[2]	21	730.0	28.0

[1] Loans are unsecured, non-interest bearing and repayable on demand.

[2] Loans are unsecured, bear interest at the Consolidated Entity's weighted average cost of debt and are not required to be repaid in the next 12 months.

The Company is the head entity in the tax consolidated group comprising all Australian wholly-owned subsidiaries of the Company. The head entity recognises all of the current and deferred tax assets and liabilities of the tax consolidated group (after elimination of intra-group transactions). The assets and liabilities arising under the tax funding arrangement are recognised as inter-company assets and liabilities. Aggregate amounts receivable and payable from entities in the wholly-owned group at balance date are disclosed in notes 11 and 20.

MGI and its Controlled Entities

A subsidiary of the Company is the Responsible Entity for MGI. Up to the date of acquisition by the Company of MGI, the Consolidated Entity earned a majority of its revenues from MGI. From the date of acquisition, MGI is treated as a controlled entity of the Company (refer to note 1). The following disclosure relates to transactions between the Company and MGI for the corresponding period up to the date of stapling.

32 Other Related Party Disclosures (cont)

(a) Transactions with Controlled Entities (cont)

	Consolidated 2006 $	Consolidated 2005 $
Revenue Earned from MGI		
Management fees (in relation to acting as Responsible Entity for MGI)	-	10,184,023
Trustee fees (in relation to acting as Responsible Entity for MGI)	-	687,846
Property services fees (including property management, leasing and due diligence work)	-	8,722,721
Development and project fees (including development management)	-	16,277,445
	-	**35,872,035**
Expenses Reimbursed by MGI		
Building supervisor costs	-	1,136,694
Responsible Entity costs	-	100,625
	-	**1,237,319**

(b) Transactions with Associates

MGP

A company in the wholly-owned group is the manager of MGP, a unit trust listed on the New Zealand Exchange. During the year, the following transactions took place with MGP:

	2006 $	2005 $
Revenue Earned from MGP		
Sale of investment properties to Perpetual Trust Limited as trustee for MGP	173,510,836	250,651,362
Management fees in relation to acting as manager of MGP	3,938,866	1,726,569
Property services fees (including property management, leasing and due diligence work)	2,484,881	1,049,499
Development and project fees (including development management)	2,638,408	1,727,780
	182,572,991	**255,155,210**

MGW

A company in the wholly-owned group is the Responsible Entity for MGW. During the year, the following transactions took place with MGW:

	2006 $	2005 $
Revenue Earned from MGW		
Sale of investment properties to MGW	289,500,000	-
Management fees in relation to acting as the Responsible Entity for MGW	4,346,539	-
Property services fees (including property management, leasing and due diligence work)	959,943	-
Development and project fees (including development management)	13,214,341	-
Costs recharged to MGW	129,850	-
	308,150,673	-

32 Other Related Party Disclosures (cont)

(b) Transactions with Associates (cont)

Ascendas-MGM Funds Management Limited ("AMFM")

During the year, the Consolidated Entity and AMFM each charged expenses to the other party for costs incurred in relation to their operations. The net amount reimbursed to the Company by AMFM was $34,960 (2005: $5,504). As at 30 June 2006, the outstanding balance due to AMFM is $3,319 (2005: $644).

Dealings between the Consolidated Entity and other related parties are on normal commercial terms and conditions. All material dealings are, where appropriate, appraised by qualified external parties to ensure they are at commercial market rates.

33 Employee Benefits

		Consolidated		Parent Entity	
	Note	2006 $M	2005 $M	2006 $M	2005 $M
Aggregate Liability for Employee Benefits Including On-costs					
Current:					
– Annual leave		4.6	1.5	–	–
Non-current:					
– Employee benefits provision		8.1	0.4	–	–
Present value of net obligations					
Recognised liability for defined benefit obligation	33(a)	11.2	–	–	–
Liability for long service leave		0.7	–	–	–
		20.0	**0.4**	–	–
Number of employees at the end of the year		830	231	–	–

33 Employee Benefits (cont)

(a) Liability for Defined Benefit Obligation

Since the acquisition of Arlington in December 2005, the Consolidated Entity operates two United Kingdom defined benefit funds of the "final salary" type which are closed to new entrants. Employer contributions payable over the annual period after the balance date are expected to remain at the same annual rates payable in the current period.

The pension expense charged to the Income Statement does not include actuarial gains or losses, which are recognised in the period in which they occur, directly in equity.

	2006 $M
Change in Benefit Obligation	
Benefit obligation at the date of acquisition	69.7
Current service cost	1.3
Interest cost	1.8
Fund participants' contributions	0.2
Actuarial (gains)	(5.1)
Benefits paid	(0.4)
Benefit obligation at the end of the year	**67.5**
Analysis of Defined Benefit Obligation	
Funds that are wholly or partly funded	**67.5**
Change in Fund Assets	
Fair value of fund assets at date of acquisition	53.7
Expected return on fund assets	1.7
Actuarial losses	(1.0)
Employer contributions	2.1
Member contributions	0.2
Benefits paid	(0.4)
Fair value of fund assets at the end of the year	**56.3**
Funding deficit at the end of the year	(11.2)
Net liability recognised at the end of the year	**(11.2)**
Components of Pension Cost	
Current service cost	1.3
Interest cost	1.8
Expected return on fund assets	(1.7)
Total cost recognised in Income Statement	**1.4**
Actuarial gains recognised immediately in equity	4.0
Deferred tax expense	(1.3)
Net actuarial gains recognised immediately in equity	**2.7**
Estimate of expected contributions to be made during the year ending 30 June 2007	2.2

33 Employee Benefits (cont)

(a) Liability for Defined Benefit Obligation (cont)

Fund Assets

The actual return on fund assets during the year was $4.0 million. The weighted average asset allocation at the end of the year was as follows:

	2006 %
Equities	60.0
Bonds	40.0
	100.0

To develop the expected long-term rate of return on assets assumption, the Consolidated Entity considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

	2006 % pa
Weighted Average Assumptions used to Determine Benefit Obligation	
Discount rate	5.25
Rate of compensation increase	4.75
Weighted Average Assumptions used to Determine Net Pension Cost	
Discount rate	5.00
Expected long-term return on fund assets	6.12
Rate of benefit increase	3.88
Rate of compensation increase	4.75

(b) Equity-based Payments

The Company provides equity-based remuneration through the issue of options or participation in the ESAP. Details of equity-based remuneration are as follows:

(i) Options

The Company has an Executive Option Plan which was approved at the Annual General Meeting on 14 September 1999. Recent issues of options have been limited to non-resident employees. However, following announcements in May 2006 by the Australian Government relating to changes in tax legislation, it is likely that the Company will again be able to allocate options to Australian resident employees. During or since the end of the year, no options over unissued securities were granted to Directors. Future issues of options will be subject to the following broad terms:

- options will expire on the earlier of six years or termination of the employee's employment;
- the ability to exercise options will be conditional on the Consolidated Entity achieving return on equity hurdles on average greater than 12% per annum over the period of the option;
- options will vest equally over the end of years three, four and five; and
- the exercise price of options will be based on the weighted average market price of securities traded on the ASX during 10 trading days immediately prior to the date options are offered to the employee.

(ii) ESAP

The ESAP was approved at the Shareholders' meeting on 25 January 2005. Initially, participants of the ESAP were Australian option holders who rolled their option entitlements into the ESAP. Generally, option holders who rolled into the ESAP had similar restrictions and benefits applying to their securities as would have applied if they continued to hold their options. Following announcements by the Australian Government in May 2006, it is likely that Macquarie Goodman will again be able to allocate options to Australian resident employees. In those circumstances, the Company would not make further grants to employees under the ESAP and would instead make equivalent grants of options.

33 Employee Benefits (cont)

(b) Equity-based Payments (cont)

The broad terms of grants under the ESAP are as follows:

(i) subject to offers made from time to time by the Company, eligible employees will be able to acquire securities at the market price prevailing at the time of issue using funds borrowed from the Company. Securities may only be acquired during the periods permitted under the Company's policies for employees dealing in the securities;

(ii) the market price will be the 10 day volume weighted average price at which securities are traded on the ASX;

(iii) securities will be restricted for three years, with one third of the securities becoming unrestricted each year at the end of years three, four and five, subject to return on equity hurdles;

(iv) restrictions will be based on the participant remaining an employee and the Consolidated Entity achieving return on equity targets on average greater than 12% per annum over the period of the offer;

(v) loans to purchase securities will be limited recourse and interest bearing at the Consolidated Entity's weighted average cost of debt; and

(vi) the after-tax amount of any dividends or distributions paid on restricted securities acquired with the loan must be applied towards payment of interest and the principal of the loan. Tax is deducted at the highest marginal rate for individuals.

The weighted average exercise prices and number of securities issued under the ESAP are as follows:

	Weighted average price 2006 $	Number of securities 2006	Weighted average price 2005 $	Number of securities 2005
Outstanding at the beginning of the year	2.37	10,916,671	–	–
Granted during the year	4.65	23,921,210	2.02	13,766,671[1]
Exercised during the year	1.77	3,368,335	0.65	2,850,000
Outstanding at the end of the year	4.17	31,469,546	2.37	10,916,671
Exercisable at the end of the year	2.80	1,266,664	–	–

(1) Securities issued to Australian option holders under the Executive Option Plan on exercise of the options.

The outstanding securities under the ESAP at 30 June 2006 have a price in the range of $0.80 to $5.24.

The weighted average exercise prices and number of options are as follows:

	Weighted average exercise price 2006 $	Number of options 2006	Weighted average exercise price 2005 $	Number of options 2005
Outstanding at the beginning of the year	2.28	2,133,334	1.74	19,650,002
Granted during the year	4.39	24,653,945	3.25	400,000
Exercised during the year	1.71	1,033,332	1.68	17,916,668
Outstanding at the end of the year	4.32	25,753,947	2.28	2,133,334
Exercisable at the end of the year	–	–	–	–

The options outstanding at 30 June 2006 have a price in the range of $2.59 to $5.24.

33 Employee Benefits (cont)

(b) Equity-based payments (cont)

The fair value of services received in return for options and securities granted under the Executive Option Plan and ESAP respectively are measured by reference to the fair value of options and securities granted. The estimate of the fair value of the services received is measured based on a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. The methodology takes into account the performance hurdles, exercise price, term of the option, security price at grant date, expected volatility of the security, expected dividend yield and risk free rate of interest for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 include the following:

	Options and securities issued under the ESAP on 3 Nov 2005	Options issued on 9 Dec 2005	Securities issued under the ESAP on 13 Apr 2006	Options and securities issued under the ESAP on 14 Jun 2006
Fair value at measurement date ($)	0.50	0.59	0.48	0.53
Security price ($)	4.12	4.48	5.19	5.24
Exercise price ($)	4.09	4.29	4.95	5.24
Expected volatility (%)	17.68	17.50	17.68	18.74
Option life (years)	5	5	5	5
Dividend yield per annum (%)	7.0	6.14	5.64	5.27
Risk free rate of interest (%)	5.90	5.86	5.83	6.19

Options expense included under employee expenses is as follows:

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Equity-based payments	**7.5**	**5.6**	**7.5**	**3.7**

34 Additional Financial Instruments Disclosure

Interest Rate Risk

The Consolidated Entity enters into interest rate swaps to manage cash flow risks associated with the interest rates on borrowings that are floating. The maturity dates of the interest rate swap contracts are principally between November 2006 and May 2015. The interest rate swap contracts are for 90 day intervals and involve quarterly payments or receipts of the net amount of interest. At 30 June 2006, the fixed rates varied from 3.645% to 7.01% per annum and the floating rates were at bank bill rates.

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities are set out below:

		Weighted average interest rate[1]	Floating interest rate	Fixed interest maturing in		Non-interest bearing	Total
				1 year or less	1 to 5 years		
	Note	% pa	$M	$M	$M	$M	$M
2006							
Financial Assets							
Cash assets		5.13	23.3	–	–	–	23.3
Receivables	11	5.77	36.4	–	–	279.3	315.7
Other financial assets	18	–	–	–	–	231.2	231.2
			59.7	**–**	**–**	**510.5**	**570.2**
Financial Liabilities							
Payables	20	6.49	–	19.7	–	432.1	451.8
Bank and other loans	21	4.83	1,951.4	220.9	–	–	2,172.3
Provisions	22	–	–	–	–	133.1	133.1
			1,951.4	**240.6**	**–**	**565.2**	**2,757.2**
Interest rate swaps			(1,580.2)	–	1,580.2	–	–
2005							
Financial Assets							
Cash assets		3.53	7.2	–	–	–	7.2
Receivables	11	6.32	31.4	–	–	23.7	55.1
Other financial assets	18	–	–	–	–	101.0	101.0
			38.6	**–**	**–**	**124.7**	**162.3**
Financial Liabilities							
Payables	20	6.49	–	20.4	19.2	80.6	120.2
Bank and other loans	21	6.23	1,435.3	207.0	220.9	–	1,863.2
Provisions	22	–	–	–	–	93.3	93.3
			1,435.3	**227.4**	**240.1**	**173.1**	**2,076.7**
Interest rate swaps[2]			(853.7)	–	853.7	–	–

(1) After incorporating the effect of interest rate swaps.
(2) Notional principal amounts.

35 Auditors' Remuneration

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Audit Services				
Auditor of the Company				
– Audit and review of financial reports (KPMG Australia)	585.0	376.8	–	–
– Audit and review of financial reports (overseas KPMG firms)	528.7	28.1	–	–
	1,113.7	**404.9**	–	–
Other auditors				
– Audit and review of financial reports (non-KPMG firms)	9.7	18.5	–	–
	1,123.4	**423.4**	–	–
Other Regulatory Services				
– Other regulatory services (KPMG Australia)	51.0	68.5	–	–
– Other regulatory services (overseas KPMG firms)	35.4	–	–	–
Other Assurance Services				
– Investigative accounting services (KPMG Australia)	1,101.7	1,412.8	–	1,160.9
– Investigative accounting services (overseas KPMG firms)	367.3	–	–	–
Other Taxation Services				
– Taxation compliance services (KPMG Australia)	247.4	264.3	–	–
– Taxation compliance services (overseas KPMG firms)	452.1	15.6	–	–
– Other taxation advice (KPMG Australia)	359.9	–	–	–
– Other taxation advice (overseas KPMG firms)	71.6	–	–	–
	2,686.4	**1,761.2**	–	**1,160.9**
	3,809.8	**2,184.6**	–	**1,160.9**

36 Events Subsequent to Balance Date

Subsequent to 30 June 2006, the Consolidated Entity contracted to acquire a portfolio of properties in Europe for $449.0 million.

37 Explanation of Transition to AIFRS

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS

Consolidated	Note	1 July 2004 Previous GAAP $M	1 July 2004 AIFRS adjustments $M	1 July 2004 AIFRS $M	30 June 2005 Previous GAAP $M	30 June 2005 AIFRS adjustments $M	30 June 2005 AIFRS $M
Current Assets							
Cash assets		10.3	–	10.3	7.2	–	7.2
Receivables	(vi)	42.4	–	42.4	80.7	(30.4)	50.3
Inventories		2.7	–	2.7	13.5	–	13.5
Current tax receivables		0.1	–	0.1	6.3	–	6.3
Other assets	(ii)	3.1	–	3.1	48.0	(1.4)	46.6
Total current assets		**58.6**	**–**	**58.6**	**155.7**	**(31.8)**	**123.9**
Non-current Assets							
Receivables	(vi)	–	–	–	15.5	(10.7)	4.8
Investment properties	(iii)	–	–	–	4,739.9	18.5	4,758.4
Inventories		6.1	–	6.1	17.2	–	17.2
Investments accounted for using the equity method		1.8	–	1.8	120.0	–	120.0
Deferred tax assets		1.6	–	1.6	7.0	–	7.0
Other financial assets		72.0	–	72.0	101.0	–	101.0
Other assets	(ii)	–	–	–	5.5	(4.7)	0.8
Property, plant and equipment		2.8	–	2.8	3.3	–	3.3
Intangible assets		99.0	–	99.0	6.0	–	6.0
Total non-current assets		**183.3**	**–**	**183.3**	**5,015.4**	**3.1**	**5,018.5**
Total assets		**241.9**	**–**	**241.9**	**5,171.1**	**(28.7)**	**5,142.4**
Current Liabilities							
Payables		9.6	–	9.6	91.7	–	91.7
Interest bearing liabilities	(iv)	–	–	–	207.0	793.9	1,000.9
Provisions		0.7	–	0.7	93.5	(0.6)	92.9
Total current liabilities		**10.3**	**–**	**10.3**	**392.2**	**793.3**	**1,185.5**
Non-current Liabilities							
Payables		–	–	–	28.5	–	28.5
Interest bearing liabilities	(iv)	79.1	–	79.1	1,656.2	(793.9)	862.3
Deferred tax liabilities	(v)	18.2	0.4	18.6	0.7	12.7	13.4
Provisions		0.2	–	0.2	0.4	–	0.4
Total non-current liabilities		**97.5**	**0.4**	**97.9**	**1,685.8**	**(781.2)**	**904.6**
Total liabilities		**107.8**	**0.4**	**108.2**	**2,078.0**	**12.1**	**2,090.1**
Net assets		**134.1**	**(0.4)**	**133.7**	**3,093.1**	**(40.8)**	**3,052.3**

37 Explanation of Transition to AIFRS (cont)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

Consolidated		1 July 2004			30 June 2005		
		Previous	AIFRS		Previous	AIFRS	
		GAAP	adjustments	AIFRS	GAAP	adjustments	AIFRS
	Note	$M	$M	$M	$M	$M	$M
Equity							
Attributable to Shareholders							
Issued capital	(vi)	126.6	–	126.6	162.3	(21.8)	140.5
Reserves	(vii)	0.1	3.0	3.1	37.5	0.2	37.7
Retained earnings/ (accumulated losses)	(vii)	7.4	(3.4)	4.0	(98.9)	(10.1)	(109.0)
Total equity attributable to Shareholders		**134.1**	**(0.4)**	**133.7**	**100.9**	**(31.7)**	**69.2**
Attributable to Unitholders							
Issued capital		–	–	–	2,815.7	–	2,815.7
Reserves	(vii)	–	–	–	8.1	0.9	9.0
Retained earnings	(vii)	–	–	–	99.2	(10.0)	89.2
Total equity attributable to Unitholders		**–**	**–**	**–**	**2,923.0**	**(9.1)**	**2,913.9**
Other minority interests		–	–	–	69.2	–	69.2
Total equity		**134.1**	**(0.4)**	**133.7**	**3,093.1**	**(40.8)**	**3,052.3**
Parent Entity							
Current Assets							
Cash assets		–	–	–	0.1	–	0.1
Receivables	(vi)	25.9	–	25.9	22.4	(6.7)	15.7
Current tax receivables		0.4	–	0.4	2.6	–	2.6
Other assets		0.3	–	0.3	1.0	–	1.0
Total current assets		**26.6**	**–**	**26.6**	**26.1**	**(6.7)**	**19.4**
Non-current Assets							
Receivables	(vi)	6.0	–	6.0	64.8	(10.3)	54.5
Deferred tax assets		1.6	–	1.6	4.6	–	4.6
Other financial assets		57.8	–	57.8	31.5	–	31.5
Intangible assets		64.9	–	64.9	–	–	–
Total non-current assets		**130.3**	**–**	**130.3**	**100.9**	**(10.3)**	**90.6**
Total assets		**156.9**	**–**	**156.9**	**127.0**	**(17.0)**	**110.0**

37 Explanation of Transition to AIFRS (cont)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

Parent Entity	Note	1 July 2004 Previous GAAP $M	1 July 2004 AIFRS adjustments $M	1 July 2004 AIFRS $M	30 June 2005 Previous GAAP $M	30 June 2005 AIFRS adjustments $M	30 June 2005 AIFRS $M
Current Liabilities							
Payables		0.3	–	0.3	1.6	–	1.6
Total current liabilities		**0.3**	**–**	**0.3**	**1.6**	**–**	**1.6**
Non-current Liabilities							
Payables		–	–	–	38.1	–	38.1
Interest bearing liabilities		33.4	–	33.4	33.7	–	33.7
Deferred tax liabilities		18.2	–	18.2	–	–	–
Total non-current liabilities		**51.6**	**–**	**51.6**	**71.8**	**–**	**71.8**
Total liabilities		**51.9**	**–**	**51.9**	**73.4**	**–**	**73.4**
Net assets		**105.0**	**–**	**105.0**	**53.6**	**(17.0)**	**36.6**
Equity							
Attributable to Shareholders							
Issued capital	(vi)	126.6	–	126.6	162.3	(21.8)	140.5
Reserves	(vii)	–	3.0	3.0	–	11.5	11.5
Accumulated losses	(vii)	(21.6)	(3.0)	(24.6)	(108.7)	(6.7)	(115.4)
Total equity attributable to Shareholders		**105.0**	**–**	**105.0**	**53.6**	**(17.0)**	**36.6**

(i) Financial Instruments – Changes in Accounting Policy

The Consolidated Entity has elected to apply AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 onwards. The impact on the Balance Sheet for the comparative years is adjusted in the opening balances at 1 July 2005 and is summarised as follows:

	Consolidated Net assets $M	Consolidated Equity $M	Parent Entity Net assets $M	Parent Entity Equity $M
Total under AIFRS at 30 June 2005	**3,052.3**	**3,052.3**	**36.7**	**36.7**
Effects of changes in accounting policy:				
Reclassification of RePS from equity to liabilities	(51.0)	(51.0)	–	–
Fair value derivatives – (liability)/asset	(14.0)	–	0.3	0.3
Cash Flow Hedge Reserve	–	(14.0)	–	–
Amortisation of deferred RePS borrowing costs	(0.9)	(0.9)	–	–
Total under AIFRS at 1 July 2005	**2,986.4**	**2,986.4**	**37.0**	**37.0**

Under Previous GAAP, the Consolidated Entity did not recognise derivatives at fair value on the Balance Sheet. In accordance with AIFRS, derivatives are now recognised at fair value. Deferred tax is applied to fair value movements as appropriate.

Under Previous GAAP, RePS were treated as equity and transaction costs incurred on the issue of equity were offset against the proceeds from the issue. Under AIFRS, RePS are reclassified to debt and transaction costs amortised over the period to the first reset date. Distributions paid to RePS holders are treated as interest expense under AIFRS. Under Previous GAAP, these payments were treated as equity distributions.

37 Explanation of Transition to AIFRS (cont)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

(ii) Deferred Leasing Incentives and Deferred Leasing Costs

Subsequent to the implementation of AIFRS, deferred leasing incentives and deferred leasing costs are included within investment property carrying values.

(iii) Investment Properties

The sale of the Peninsula Business Park, Brookvale, NSW ("Brookvale") was recognised by the Consolidated Entity at 30 June 2005 as it met the revenue recognition criteria under Previous GAAP. As a result of the implementation of AIFRS, this sale is derecognised at 30 June 2005 and the investment property restated on the Balance Sheet. The sale of the property is recognised on settlement which took place during the year ended 30 June 2006.

The effect of this reversal is that the investment property is included in investment property line at its previous carrying value.

(iv) Reclassification of Bank Loan Facility

The multi-option facility was refinanced effective 29 July 2005 and replaced with the SMCF. Under Previous GAAP, the former facility was classified as non-current at the balance sheet date. Under AIFRS, this facility is reclassified as current at 30 June 2005.

(v) Carrying Value of Listed Investments

Under Previous GAAP, listed investments were carried at fair value. Deferred tax was not applied to the resulting increment or decrement. Under AIFRS, deferred tax is recognised on the change in carrying value. The balance of deferred tax recognised in the Asset Revaluation Reserve at 30 June 2005 was $11.2 million.

(vi) Share-based Payments

Under Previous GAAP, no expense was recognised for options issued to employees. In addition, the ESAP scheme was accounted for as a loan to employees.

Under AIFRS, the limited recourse feature of loans to employees to purchase securities issued under the ESAP is accounted for as an option. The fair value of options granted must be recognised in the Employee Compensation Reserve with a corresponding increase in Treasury Securities, a class of equity. The fair value of options provided is recognised in the Income Statement over the years to the vesting date when the employees become unconditionally entitled to the options. The fair value is measured at grant date taking into account market performance conditions. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market-related conditions.

(vii) Reserves

Under AIFRS, the gains on revaluation of investment properties are recognised in the Income Statement. In order to distinguish between revaluations of properties which continue to be held by the Consolidated Entity and those which have been realised on sale and have not yet been distributed, the Asset Revaluation Reserves and Capital Profits Reserves will be maintained and transfers between reserves will be made as appropriate.

37 Explanation of Transition to AIFRS (cont)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

The effect of the above transactions on retained earnings and the Asset Revaluation Reserve is as follows:

	Consolidated		Parent Entity	
	1 Jul 2004 $M	30 Jun 2005 $M	1 Jul 2004 $M	30 Jun 2005 $M
Retained Earnings				
Balance of retained earnings under Previous GAAP	7.4	0.3	(21.6)	(108.7)
Increase in property income as a result of fixed increases in lease contracts	–	4.1	–	–
Reduction of property income for amortisation of deferred leasing incentives and deferred leasing costs	–	(3.7)	–	–
Adjustments to fair values of investment properties	–	25.5	–	–
Change in date of recognition of sale of Brookvale	–	(1.8)	–	–
Increase in deferred tax liability	(0.4)	(1.5)	–	–
Equity-based payments	(3.0)	(6.7)	(3.0)	(6.7)
Interest income from loans to ESAP holders	–	(0.7)	–	–
Distributions to ESAP holders	–	0.7	–	–
Transfer from retained earnings to Asset Revaluation Reserve	–	(34.1)	–	–
Transfer of opening FCTR balance to retained earnings	–	0.1	–	–
Net decrease in retained earnings	**(3.4)**	**(20.1)**	**(3.0)**	**(6.7)**
Balance of retained earnings under AIFRS	**4.0**	**(19.8)**	**(24.6)**	**(115.4)**
Asset Revaluation Reserve				
Balance of Asset Revaluation Reserve under Previous GAAP	–	61.5	–	–
Recognition of deferred tax relating to revaluation of listed units	–	(11.2)	–	–
Balance of Asset Revaluation Reserve under AIFRS	**–**	**50.3**	**–**	**–**

37 Explanation of Transition to AIFRS (cont)

Reconciliation of Profit under Previous GAAP to Profit under AIFRS

		Consolidated 2005			Parent Entity 2005		
		Previous GAAP	AIFRS adjustments	AIFRS	Previous GAAP	AIFRS adjustments	AIFRS
	Note	$M	$M	$M	$M	$M	$M
Revenue and Other Income							
Gross property income	(i),(ii)	154.5	0.4	154.9	–	–	–
Net gains from fair value adjustments on investment properties	(iv)	–	25.5	25.5	–	–	–
Net gain on disposal of investment properties	(iii)	–	15.2	15.2	–	–	–
Proceeds on disposal of investment properties	(iii)	278.0	(278.0)	–	–	–	–
Share of net results of equity accounted investments		6.3	–	6.3	–	–	–
Net gain on disposal of equity investments	(v)	–	0.2	0.2	–	–	–
Funds management		13.6	–	13.6	–	–	–
Property services		10.5	–	10.5	–	–	–
Development management		22.8	–	22.8	–	–	–
Distributions from investments	(vi)	–	7.7	7.7	–	–	–
Other revenue from operating activities	(v),(vi) (vii)	15.1	(15.1)	–	18.2	(18.2)	–
Total revenue and other income		**500.8**	**(244.1)**	**256.7**	**18.2**	**(18.2)**	**–**
Expenses							
Carrying value of investment properties sold	(iii)	(261.0)	261.0	–	–	–	–
Property expenses		(27.4)	–	(27.4)	–	–	–
Employee expenses	(viii)	(17.4)	(5.6)	(23.0)	–	(3.7)	(3.7)
Net financing costs	(vii)	(25.9)	1.8	(24.1)	(2.9)	18.2	15.3
Merger transaction expenses		(22.5)	–	(22.5)	(39.6)	–	(39.6)
Administrative and other expenses	(v)	(17.6)	4.7	(12.9)	(0.6)	–	(0.6)
Impairment of management rights on stapling		(95.4)	–	(95.4)	(67.8)	–	(67.8)
		(467.2)	**261.9**	**(205.3)**	**(110.9)**	**14.5**	**(96.4)**
Profit/(loss) for the year		**33.6**	**17.8**	**51.4**	**(92.7)**	**(3.7)**	**(96.4)**
Income tax benefit	(ix)	18.1	(1.1)	17.0	27.7	–	27.7
Profit/(loss) for the year		**51.7**	**16.7**	**68.4**	**(65.0)**	**(3.7)**	**(68.7)**
Amount attributable to other minority interests		(1.7)	–	(1.7)	–	–	–
Profit attributable to Securityholders		**50.0**	**16.7**	**66.7**	**–**	**–**	**–**

37 Explanation of Transition to AIFRS (cont)

Reconciliation of Profit under Previous GAAP to Profit under AIFRS (cont)

(i) Fixed Increases in Lease Rentals

The Consolidated Entity has entered into lease arrangements with customers which allow for fixed annual increases in rental income. Under AIFRS, the Consolidated Entity is required to recognise the total lease rental income evenly over the life of the lease. As a result, gross property income is increased by $4.1 million for the year ended 30 June 2005.

(ii) Amortisation of Lease Incentives

Under AIFRS, all lease incentives provided to customers are amortised over the life of the lease. Amortisation is shown as a reduction of gross property income. As a result, gross property income for the year ended 30 June 2005 is reduced by $3.7 million.

(iii) Net Gain on Disposal of Investment Properties

Under AIFRS, revenue and cost of sales arising on the sale of non-current assets are presented net and a net gain recognised on the face of the Income Statement.

In addition, the sale of Brookvale is derecognised at 30 June 2005 and the investment property restated on the Balance Sheet. The sale of the property is recognised on settlement which took place during the year ended 30 June 2006.

(iv) Revaluation of Investment Properties

Under AIFRS, revaluation increments and decrements relating to investment properties are recognised in the operating results in the Income Statement. Under Previous GAAP, the net increment was recognised directly in equity.

(v) Net Gain on Disposal of Equity Investments

Under AIFRS, revenue and cost of sales arising on the sale of non-current assets are presented net and a net gain recognised on the face of the Income Statement.

(vi) Distributions from Investments

Under AIFRS, distributions from investments are presented separately on the face of the Income Statement. Under AGAAP, these distributions were included within other revenue from operating activities.

(vii) Reclassification of Interest Income

Interest income and borrowing costs are presented net on the Income Statement.

In addition, interest from loans to employees under the ESAP is derecognised. The result of this change is a reduction of interest income of $0.7 million for the year ended 30 June 2005.

(viii) Equity-based Payments

As set out above, under AIFRS the fair value of options granted is recognised as an employee expense. The result of this change is $5.6 million for the year ended 30 June 2005.

(ix) Deferred Tax

Under AIFRS, deferred tax is calculated using the balance sheet liability method. The result of this change is $1.1 million.

Directors' Declaration

In the opinion of the Directors of Macquarie Goodman Management Limited:

(a) the financial statements and the accompanying notes (including the remuneration disclosures that are set out on pages 38 to 44 in the Remuneration Report in the Directors' Report) of the Consolidated Entity, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Consolidated Entity as at 30 June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) the remuneration disclosures that are set out on pages 38 to 44 in the Remuneration Report in the Directors' Report comply with Australian Accounting Standards AASB 124 Related Party Disclosures and ASIC Class Order 06/105 Calculation of director and executive remuneration/Corporations Act Regulation 2M.6.04; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration by the Group Chief Executive Officer and Chief Financial Officer for the year ended 30 June 2006 pursuant to section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors.

David Clarke, AO
Chairman

Gregory Goodman
Director

Sydney, 21 August 2006

Independent Audit Report

To the Members of Macquarie Goodman Management Limited and its Controlled Entities

KPMG

Scope

We have audited the financial report of Macquarie Goodman Management Limited ("the Company") for the financial year ended 30 June 2006, consisting of the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes 1 to 37 and the directors' declaration set out on pages 50 to 123. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. We have audited information disclosed by the Company, as permitted by the *Corporations Regulations 2001*, about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" on pages 38 to 44 of the directors' report and not in the financial report. The Company's directors are responsible for the financial report and the remuneration disclosures. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The Remuneration report also contains information on pages 43 and 44 not required by AASB 124 which is not subject to our audit. We have conducted an independent audit of the financial report and the remuneration disclosures in order to express an opinion on them to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report and the remuneration disclosures, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards and other mandatory financial reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion:

(1) the financial report of Macquarie Goodman Management Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained on pages 38 to 44 of the remuneration report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

P M Reid

P M Reid
Partner

Sydney, 21 August 2006

Securities Information

Top 20 Securityholders As at 31 August 2006		Number of securities	Percentage of total issued securities
1	JPMorgan Nominees Australia Limited	213,274,787	13.04
2	Westpac Custodian Nominees Limited	201,281,178	12.31
3	Citicorp Nominees Pty Limited	190,091,708	11.62
4	National Nominees Limited	166,211,460	10.16
5	Goodman Holdings Group	144,093,259	8.81
6	ANZ Nominees Limited	130,209,598	7.96
7	Cogent Nominees Pty Limited	65,339,993	4.00
8	RBC Dexia Investor Services Australia Nominees Pty Limited	36,714,915	2.25
9	Bond Street Custodian Limited	32,946,845	2.01
10	Queensland Investment Corporation	28,564,260	1.75
11	AMP Life Limited	25,850,442	1.58
12	Questor Financial Services Limited	25,687,301	1.57
13	UBS Private Clients Australia Nominees Pty Limited	23,206,161	1.42
14	REI SA	17,552,259	1.07
15	Mr Peter Menzies, Ms Mary Mahoney and Mr Peter Mahoney	12,835,421	0.78
16	Victorian WorkCover Authority	12,213,049	0.75
17	Westpac Financial Services Limited	11,157,039	0.68
18	Mormari Pty Limited	10,042,684	0.61
19	Cerfontaine SA	8,481,301	0.52
20	Transport Accident Commission	8,056,068	0.49
Securities held by top 20 Securityholders		1,363,809,728	83.38
Balance of securities held		271,529,581	16.62
Total issued securities		**1,635,339,309**	**100.00**

Range of Securities As at 31 August 2006	Number of Securityholders	Number of securities
1 - 1,000	1,917	902,124
1,001 - 5,000	7,891	24,140,417
5,001 - 10,000	6,547	47,502,486
10,001 - 100,000	5,878	116,895,656
100,001 and above	284	1,445,898,626
Total	**22,517**	**1,635,339,309**
Securityholders with less than a marketable parcel	**347**	**7,887**

Substantial Securityholders[1] As at 31 August 2006	Number of securities
Goodman Holdings Group	144,093,259
Commonwealth Bank Group	122,356,727
AMP Group	89,021,279
Barclays Group	88,409,848
ING Group	81,579,729

(1) In accordance with the latest Substantial Securityholder Notices

Voting Rights

On a show of hands, every person present who is an eligible Securityholder shall have one vote and on a poll, every person present who is an eligible Securityholder shall have one vote for each Macquarie Goodman Management Limited share and one vote for each dollar of the value of Macquarie Goodman Industrial Trust units that the eligible Securityholder holds or represents (as the case may be).

On-market Buy-back

There is no current on-market buy-back.

Other Managed Funds

Listed Property Funds

Macquarie Goodman Property Trust[1]	
Sector	Industrial
Number of properties	23
Total assets	NZ$927.4 million
Unit price	NZ$1.19
Yield	8.3%
NZX code	MGP

[1] Listed on New Zealand Exchange and based on results for the year ended 31 March 2006.

Ascendas Real Estate Investment Trust[1]	
Sector	Business/Industrial/Logistics
Number of properties	64
Total assets	S$2.8 billion
Unit price	S$2.17
Yield	5.4%
SGX code	Ascendasreit

[1] Listed on Singapore Exchange and based on results for the year ended 31 March 2006. Managed by Ascendas-MGM Funds Management Limited, which is a 60/40 joint venture between Ascendas Land (Singapore) Pte Ltd and Macquarie Goodman Group.

Unlisted Property Funds

Macquarie Goodman Wholesale Fund – Australia	
Sector	Industrial
Number of properties	47
Total assets	$1.2 billion

Macquarie Goodman Wholesale Fund – Hong Kong	
Sector	Industrial
Number of properties	7
Total assets	$0.8 billion

Other

Arlington Securities Ltd	
Sector	Business/Industrial/Logistics
Number of funds	38
Number of properties	301
Business space under management	$9.5 billion
Total assets under management	$19.1 billion

For more information on Macquarie Goodman Group's products, please visit www.macquariegoodman.com, call 1300 791 100 or email us at info@macquariegoodman.com.au. For Ascendas Real Estate Investment Trust, please visit www.a-reit.com or for Arlington Securities Ltd, please visit www.arlington.com.

Save Money, Save Time and Save Paper

Securityholders can play a key role in decreasing costs, reducing resource time and saving paper by participating in the following initiatives:

Online Service

By registering via the Investor Centre section of our website, you can efficiently manage your securityholding online 24 hours a day, reduce registry costs by transacting electronically and minimise paper-based communications. Features of the online service are:

- → view your holding and make amendments such as changing your address;
- → view your payment and distribution history;
- → download forms; and
- → access your Annual Tax Statement.

Registration is free – all you need is your Holder Identification Number or Securityholder Reference Number, which you will find on your holding statement.

Mandatory Direct Credit

We have introduced mandatory direct credit of distributions/dividends for all Securityholders. This means that Securityholders that elect to receive their distributions/dividends in cash must provide a financial institution account as cheques will no longer be issued.

This procedure has a number of benefits which primarily include:

- → cost efficiencies and enhanced security achieved by paying directly into a specified financial institution account versus mailing a cheque;
- → the elimination of issuing replacement cheques; and
- → immediate access to cleared funds as soon as they are credited to your specified account.

eTree

By registering your email address with eTree, you can receive communications electronically, which creates a positive environmental impact and reduces printing and mailing costs.

Macquarie Goodman Group donates $2 to Landcare Australia for each Securityholder that registers for eTree, which helps support reforestation projects in your state or territory. To date, donations made to Landcare Australia by Macquarie Goodman Group have resulted in the planting of over 10,022 trees.

Taxation

In August, we dispatched a Tax Return Guide with your Annual Tax Statement to provide basic assistance to complete your 2006 tax return.

In connection with the merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited, we confirm that two Class Rulings were issued by the Australian Taxation Office in January 2006 confirming that there were no capital gains tax implications associated with the merger.

The Tax Return Guide, Class Rulings and information regarding the cost base of your investment can be downloaded from the Investor Centre section of our website or you may request a copy by calling 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia).

It is important to retain the information you receive in relation to your securityholding, such as Annual Tax Statements, as a cost will now be charged to Securityholders for the provision of certain replacement information.

Glossary

AASB	Australian Accounting Standards Board
AIFRS	Australian equivalents to International Financial Reporting Standards
Arlington	Arlington Securities Ltd
ASIC	Australian Securities & Investments Commission
Cps	Cents per security
Cpu	Cents per unit
Customer Service Model	Customer Service Model means Macquarie Goodman Group's operating and cultural philosophy, which is based on providing complete property solutions to its customers through the delivery of a diverse range of industrial property and business space products and in-house property services
Eps	Earnings per security
ESAP	Employee Securities Acquisition Plan
Eurinpro	Eurinpro International SA
Executive Option Plan	The Executive Option Plan was approved by Shareholders on 14 September 1999
Goodman Holdings Group	Goodman Holdings Pty Limited and its controlled entities
Macquarie Bank Group	Macquarie Bank Limited and its controlled entities
Macquarie Goodman Group/the Group	MGM and MGI, collectively Macquarie Goodman Group
Management rights	Costs of acquiring assets under management amortised over their expected useful life
MGF	Macquarie Goodman Funds Management Limited (ABN 48 067 796 641; AFSL Number 223621)
MGI	Macquarie Goodman Industrial Trust (ARSN 091 213 839) and its controlled entities or MGF as Responsible Entity for MGI, as the context requires
MGIHK	MGI HK Investments, a company incorporated in the Cayman Islands
MGM	Macquarie Goodman Management Limited (ABN 69 000 123 071) and its controlled entities, as the context requires
MGP	Macquarie Goodman Property Trust
MGW	Macquarie Goodman Wholesale Trust No 1 (ARSN 088 750 627) and Macquarie Goodman Wholesale Trust No 2 (ARSN 116 208 612) stapled to form Macquarie Goodman Wholesale Fund
NLA	Net lettable area
OH&S	Occupational health and safety
RePS	Reset Preference Units in Macquarie Goodman Capital Trust (ARSN 100 155 986)
RePS Holder	A holder of RePS
Responsible Entity	Responsible Entity means a public company that holds an Australian Financial Services Licence ("AFSL") authorising it to operate a managed investment scheme. In respect of MGI, the Responsible Entity is MGF, a wholly-owned subsidiary of MGM
S&P	Standard & Poor's (an independent rating agency that provides evaluation of securities investments and credit risk)
Securityholder	A holder of a MGI unit stapled to a MGM share
Shareholder	A shareholder of MGM
Sqm	Square metres
Substantial Securityholder	A person or company which holds at least 5% of Macquarie Goodman Group's voting rights
Unitholder	A unitholder of MGI

Corporate Directory

Macquarie Goodman Group

Macquarie Goodman Management Limited
ABN 69 000 123 071

Macquarie Goodman Industrial Trust
ARSN 091 213 839

Responsible Entity
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Offices

Registered Office
Level 10
60 Castlereagh Street
Sydney NSW 2000
Australia

GPO Box 4703
Sydney NSW 2001

Telephone	1300 791 100 (within Australia)
	+61 2 9230 7400 (outside Australia)
Facsimile	+61 2 9230 7444
Email	info@macquariegoodman.com.au
Website	www.macquariegoodman.com

Other Offices
→ Belgium → China/Hong Kong → France → Germany → Italy → Luxembourg → Netherlands → New Zealand → Poland → Singapore → Spain → United Kingdom

Representative Offices
→ Japan → United States of America

Directors

Mr David Clarke, AO (Chairman)
Dr David Teplitzky (Independent Deputy Chairman)
Mr Gregory Goodman (Group Chief Executive Officer)
Mr Ian Ferrier, AM (Independent Director)
Mr Patrick Goodman (Non-Executive Director)
Mr John Harkness (Independent Director)
Mr James Hodgkinson (Non-Executive Director)
Ms Anne Keating (Independent Director)
Mr James Sloman, OAM (Independent Director)
Mr Stephen Girdis (Alternate Director to Messrs David Clarke and James Hodgkinson)

Joint Company Secretaries

Ms Carolyn Scobie
Mr Mark Alley

Security Registrar

Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide SA 5000

GPO Box 1903
Adelaide SA 5001

Telephone	1300 723 040 (within Australia)
	+61 3 9415 4000 (outside Australia)
Facsimile	+61 8 8236 2305
Email	web.queries@computershare.com.au
Website	www.computershare.com

Custodians

Trust Company of Australia Limited
35 Clarence Street
Sydney NSW 2000

Perpetual Trustee Company Limited
123 Pitt Street
Sydney NSW 2000

Auditor

KPMG
10 Shelley Street
Sydney NSW 2000

ASX Code

MGQ

This Annual Report for the year ended 30 June 2006 has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited (ABN 69 000 123 071) and its controlled entities including Macquarie Goodman Funds Management Limited (ABN 48 067 796 641; AFSL Number 223621) and Macquarie Goodman Industrial Trust (ARSN 091 213 839) and its controlled entities). The information in this Annual Report is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This Annual Report is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated.



Macquarie Goodman

MACQUARIE GOODMAN GROUP ANNUAL REPORT 2006
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE GOODMAN INDUSTRIAL TRUST

ARSN 091 213 839

ANNUAL FINANCIAL REPORT 2006

MACQUARIE


develop
manage
own

Financial Report for the Year Ended 30 June 2006

MACQUARIE GOODMAN INDUSTRIAL TRUST (ARSN 091 213 839) AND ITS CONTROLLED ENTITIES

Contents

Financial Report		1
–	Directors' Report	1
–	Lead Auditor's Independence Declaration	8
–	Income Statements	9
–	Balance Sheets	10
–	Statements of Changes in Equity	11
–	Cash Flow Statements	12
–	Notes to the Financial Statements	13
–	Directors' Declaration	47
–	Independent Audit Report	48
Corporate Directory		IBC

The directors of Macquarie Goodman Funds Management Limited ("MGF" or "Responsible Entity"), the responsible entity for Macquarie Goodman Industrial Trust ("MGI", "Trust" or "Parent Entity"), present their Directors' Report together with the Financial Report of MGI and the entities it controlled ("Consolidated Entity") at the end of, or during, the year ended 30 June 2006 ("year") and the audit report thereon.

MGI is a controlled entity of Macquarie Goodman Management Limited ("MGM"). MGI's units are stapled to shares in MGM and trade on the Australian Stock Exchange as Macquarie Goodman Group.

DIRECTORS

The Directors at any time during, or since the end of the year are:

Director	Appointment date
Mr David Clarke, AO (Chairman)	26 October 2000
Dr David Teplitzky (Independent Deputy Chairman)	23 February 2005
Mr Gregory Goodman (Group Chief Executive Officer)	17 January 1995
Mr Ian Ferrier, AM (Independent Director)	23 February 2005
Mr Patrick Goodman (Non-Executive Director)	23 February 2005
Mr John Harkness (Independent Director)	1 September 2004
Mr James Hodgkinson (Non-Executive Director)	21 February 2003
Ms Anne Keating (Independent Director)	6 February 2004
Mr James Sloman, OAM (Independent Director)	1 February 2006
Mr Stephen Girdis (Alternate Director for Messrs David Clarke and James Hodgkinson)	14 June 2005
Mr Patrick Allaway (Non-Executive Director)	27 May 2003 (Resigned 18 November 2005)
Ms Lynn Wood (Independent Director)	30 December 2002 (Resigned 18 November 2005)

Details of the Directors' qualifications, experience and special responsibilities are set out at the end of this Directors' Report.

JOINT COMPANY SECRETARIES

The Company Secretaries at any time during or since the end of the year are:

(a) Ms Carolyn Scobie; and
(b) Mr Mark Alley.

Details of the Joint Company Secretaries' qualifications and experience are set out at the end of this Directors' Report.

MACQUARIE GOODMAN INDUSTRIAL TRUST AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT
FOR THE YEAR ENDED 30 JUNE 2006

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors during the year are:

Director	Board meetings		Audit Committee meetings		Remuneration and Nomination Committee meetings		Risk and Compliance Committee meetings[2]	
	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended
Mr David Clarke	14	14			3	3		
Dr David Teplitzky	14	13	5	5	3	3		
Mr Gregory Goodman	14	14			3	3	1	1
Mr Ian Ferrier	14	14	5	5	3	3		
Mr Patrick Goodman	14	14					3	3
Mr John Harkness	14	13					3	3
Mr James Hodgkinson	14	12	5	4				
Ms Anne Keating	14	14			3	3		
Mr James Sloman[3]	6	6					2	2
Mr Stephen Girdis (Alternate)	2	2						
Mr Patrick Allaway[4]	6	5						
Ms Lynn Wood[4]	6	6					2	2

(1) Reflects the number of meetings individuals were entitled to attend.
(2) Includes the former Risk Committee and Compliance Committee.
(3) Mr James Sloman was appointed on 1 February 2006.
(4) Mr Patrick Allaway and Ms Lynn Wood resigned on 18 November 2005.

Directors absented themselves from meetings where they had a personal interest in matters being discussed.

On 28 February 2006, the former Compliance Committee was disbanded in favour of a combined Risk and Compliance Committee.

PRINCIPAL ACTIVITIES

The principal activity of the Consolidated Entity during the year was property investment. There were no significant changes to the nature of the Consolidated Entity's activities during the year.

DISTRIBUTIONS

The total distribution declared during the year was 27.50 cents per unit (2005: 19.90 cents per unit). Further details of distributions paid or declared during the year are set out in note 5 to the financial statements.

REVIEW OF OPERATIONS

The performance of the Consolidated Entity, as represented by the results of its operations for the year, was as follows:

	Consolidated	
	2006	2005
	$M	$M
Gross property income	**378.2**	380.3
Profit attributable to unitholders of MGI ("unitholders")	**453.0**	339.5

VALUE OF ASSETS

	Consolidated	
	2006	2005
	$M	$M
Carrying value of assets	**5,561.9**	4,926.8

The basis for valuation of assets is disclosed in note 1 to the financial statements.

ISSUED CAPITAL

The movement in units on issue in MGI during the year is set out below:

	Consolidated	
	2006	2005
	M	M
Units on issue at the beginning of the year	**1,405.0**	1,609.0
Units issued during the year	**203.9**	526.1
Consolidation of units on stapling	**-**	(730.1)
Units on issue at the end of the year	**1,608.9**	1,405.0

STATE OF AFFAIRS

On 20 December 2005, two wholly owned controlled entities of MGI, Macquarie Goodman Wholesale Trust No 1 (formerly Macquarie Goodman Thomas Trust) and Macquarie Goodman Wholesale Trust No 2 (collectively known as "Macquarie Goodman Wholesale Fund" or "MGW") redeemed 67.4% of their issued equity held by the Consolidated Entity. MGW subsequently issued equity to third parties reducing the Consolidated Entity's equity interest to 32.6% of MGW. Proceeds from the unit redemption of $409 million were paid to the Consolidated Entity. Subsequent to the transaction, the Consolidated Entity accounts for its interest in MGW using the equity accounting method.

Except for the changes outlined above, in the opinion of the Directors, there were no significant changes in the state of affairs of MGI during the year.

STRATEGY AND OUTLOOK

Looking forward, Macquarie Goodman Group will continue to strengthen its presence in Australia, New Zealand, Asia and Europe. The focus for these regions is on growing third party funds management businesses and pursuing yield-accretive properties that are well located and provide stability through the diversification of the Consolidated Entity's customer base and asset and geographic mix.

Likely developments in the near future include seeding a logistics fund in Europe in the second half of 2006 with a view to expanding the Consolidated Entity's third party funds management operations.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information as to other likely developments in the operations of the Consolidated Entity and the expected results of those operations in future years have not been included in the Financial Report because disclosure of the information would be likely to result in unreasonable prejudice to the Consolidated Entity.

INTERESTS OF RESPONSIBLE ENTITY

The Responsible Entity, MGF, did not hold any units either directly or indirectly in the Consolidated Entity at any time during the year and up to the date of the Financial Report.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Responsible Entity has insured current and former Directors and officers in respect of Directors' and officers' liability and legal expenses. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of those contracts.

FEES PAID TO AND INTERESTS HELD BY RELATED ENTITIES AND DIRECTORS

Fees were paid or are payable to MGM and its controlled entities, Macquarie Bank Limited ("MBL") and their associated entities for services provided during the year. Details of these fees and the interests of the Responsible Entity, Directors and other related party information are set out in note 22 to the financial statements.

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration under section 307C of the Corporations Act 2001 is attached to this Directors' Report.

ENVIRONMENTAL REGULATIONS

To the best of the Directors' knowledge, the operations of MGI are not subject to environmental regulations under Commonwealth or State legislation.

DIRECTORS' AND JOINT COMPANY SECRETARIES' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Board of Directors

Mr David Clarke, AO
Chairman (Appointed 26 October 2000)

David was educated at Sydney University (BEcon (Hons)) and Harvard University (MBA) and holds an honorary degree of Doctor of Science in Economics from Sydney University (Hon DScEcon). David has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He has extensive experience as a chairman and is currently Chairman of Macquarie CountryWide Management Limited (since 22 June 1995), Macquarie Office Management Limited (since 30 June 1987) and Macquarie ProLogis Management Limited (since 15 April 2002). He is also Chairman of McGuigan Simeon Wines Limited (since 27 November 1991), the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund, the Territorial Headquarters and Sydney Advisory Board of the Salvation Army, the Sydney University Football Club Foundation and The George Gregan Foundation. He is a member of the Investment Advisory Committee of the Australian Olympic Foundation, the Harvard Business School Asia Pacific Advisory Committee, the Seoul International Business Advisory Council, the Clayton Utz Foundation, the Bloomberg Asia Pacific Advisory Board, the Board of the Centre for the Mind and a Director of the Corporate Governance Committee of the Australian Institute of Company Directors.

Dr David Teplitzky
Independent Deputy Chairman (Appointed 23 February 2005)

David has a PhD and honours degree in Engineering and a Bachelor of Science. He is a retired Regional Director of American Cyanamid Company and the former Managing Director of Cyanamid Australia, Formica Australia Limited and Lederle Pharmaceuticals Limited. David is a member of both the Audit and the Remuneration and Nomination Committees of Macquarie Goodman. He is Chairman of the Board of a US-based computer memory research company Symetrix Corporation and a director of the listed company, HiTec Energy Limited (since 18 March 2002). David has been active for many years in venture capital and high-technology companies in Australia and South East Asia as a consultant and director.

Mr Gregory Goodman
Group Chief Executive Officer (Appointed 17 January 1995)

Gregory is the Group Chief Executive Officer of Macquarie Goodman Group and is responsible for its global operations and implementation of its strategic plan. He has 24 years of experience in the property industry with significant expertise in the industrial property and business space arena. Gregory co-founded Macquarie Goodman Industrial Trust and played an integral role in establishing its position as the largest industrial property trust on the Australian Stock Exchange. He oversaw the merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited to create Macquarie Goodman Group and managed its progression as a leading, international industrial property group.

Mr Ian Ferrier, AM
Independent Director (Appointed 23 February 2005)

Ian is a co-founder of Ferrier Hodgson. He is a Fellow of The Institute of Chartered Accountants in Australia and has 42 years of experience in company corporate recovery and turnaround practice. Ian is also a director of a number of private and public companies. He is currently Chairman of InvoCare Limited (since 8 March 2001) and Australian Oil Limited (since 2 May 2005) and a director of McGuigan Simeon Wines Limited (since 20 November 1991) and Reckon Limited (since 17 August 2004). He was previously a director of MIA Group Limited (between 27 October 2003 and 30 September 2004). His experience is essentially concerned with understanding the financial and other issues confronting companies which require turnaround management, analysing those issues and implementing policies and strategies which lead to a successful rehabilitation. Ian has significant experience in property and development, tourism, manufacturing, retail, hospitality and hotels, infrastructure and aviation and service industries.

Mr Patrick Goodman
Non-Executive Director (Appointed 23 February 2005)

Patrick is the Managing Director of the Goodman Holdings Group, which is a major investor in Macquarie Goodman Group. The diversified interests of the Goodman Holdings Group initially focused on direct and indirect property development and have expanded to include the management of a diverse portfolio across sectors covering aviation, food, rural, private and listed equity, infrastructure and financial services throughout Australasia. Patrick is also a director of a number of property investment and management companies both in Australia and New Zealand. During his 26 year career, Patrick has had considerable public and private company experience in both New Zealand and Australia.

DIRECTORS' AND JOINT COMPANY SECRETARIES' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES (CONT)

Board of Directors (cont)

Mr John Harkness
Independent Director (Appointed 1 September 2004)

John is a Fellow of The Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He was a partner of KPMG for 24 years and National Executive Chairman for five years. Since retiring from KPMG in June 2000, John has held a number of non-executive director roles. He is currently Chairman of Lipa Pharmaceuticals Limited (since 17 June 2004), ICA Property Development Funds, Helmsman Capital Fund and Sydney Foundation for Medical Research. John is a director of Macquarie CountryWide Management Limited (since 18 August 2003) and Crane Group Limited (since 1 September 2000). From 13 March 2003 until 19 January 2004, he was a director of BresaGen Limited. John is President of Northern Suburbs Rugby Football Club Limited and a member of the Territorial Headquarters and Sydney Advisory Board of the Salvation Army.

Mr James Hodgkinson[(i)]
Non-Executive Director (Appointed 21 February 2003)

James is an Executive Director of Macquarie Bank Limited and Co-head of Macquarie Bank Group's Real Estate Capital Division. His responsibilities include Macquarie Bank's interest in Macquarie Goodman Asia Joint Venture and included Macquarie Bank's investment in Macquarie Goodman Group until the recent sale of those securities. James was also Chief Executive Officer of Macquarie Industrial Trust for six years prior to that trust's merger with Macquarie Goodman Industrial Trust. He is a director of Ascendas-MGM Funds Management Limited, Macquarie Goodman (NZ) Limited and Macquarie Goodman Hong Kong Wholesale Fund. James has previously been an alternate director of Macquarie CountryWide Management Limited (from 9 May 2001 to 17 November 2004), Macquarie Leisure Management Limited (from 12 June 2002 to 26 November 2004), Macquarie DDR Management Limited (from 8 October 2003 to 18 March 2005 and as a director from 19 August 2002 to 10 October 2003) and Macquarie ProLogis Management Limited (from 24 May 2002 to 9 June 2006). He has a Bachelor of Economics, is a Certified Practising Accountant and is a Fellow of the Australian Property Institute. James has over 19 years of experience in property funds management, investment banking and chartered accounting.

(i) Mr James Hodgkinson was appointed as an Alternate Director to Mr David Clarke on 21 February 2003. He was appointed a Director on 14 June 2005.

Ms Anne Keating
Independent Director (Appointed 6 February 2004)

Anne was the General Manager, Australia for United Airlines from 1993 to 2001. She was previously a director of Insurance Australia Group Limited (between 19 June 2000 and 10 November 2004 and prior to the demutualisation of NRMA, a director of NRMA Insurance Limited for four years). Anne is now a professional director with board positions in a range of industries including advertising, property, construction and banking. She is on the boards of Macquarie Leisure Management Limited (since 30 March 1998), Macquarie Leisure Operations Limited (since 28 April 2003), STW Communications Group Limited (since 17 May 1995) and Spencer Street Station Redevelopment Holdings Limited. Anne is also a member of the Advisory Council of ABN AMRO Australia and New Zealand.

Mr James Sloman, OAM
Independent Director (Appointed 1 February 2006)

James has over 30 years of experience in the building and construction industries in Australia and overseas, including experience with Sir Robert McAlpine & Sons in London and Lend Lease Corporation in Australia and as Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games ("SOCOG") from 1997 to 2001. He is currently the Chief Executive Officer and a director of MI Associates Pty Limited, a company established by him and comprising some of the leading members of the former SOCOG senior management team. MI Associates has recently commenced work with the London Organising Committee for the Olympic Games following its work on London's winning bid for the 2012 Olympic Games. With his range of experience, James brings significant expertise to Macquarie Goodman Group.

DIRECTORS' AND JOINT COMPANY SECRETARIES' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES (CONT)

Board of Directors (cont)

Mr Stephen Girdis
Alternate Director for Messrs David Clarke and James Hodgkinson (Appointed 14 June 2005)

Stephen is an Executive Director of Macquarie Bank Limited and the Global Head Macquarie Real Estate. He is a director of Macquarie DDR Management Limited (since 18 March 2005 and previously as an alternate director between 8 October 2003 and 18 March 2005) and Macquarie ProLogis Management Limited (since 21 March 2005 and an alternate director between 24 May 2002 and 21 March 2005). Stephen was previously a director of Macquarie Leisure Management Limited (between 7 August 2003 and 18 May 2005) and previously an alternate director of Macquarie CountryWide Management Limited (between 16 August 1999 and 16 June 2005) and Macquarie Office Management Limited (between 16 August 1999 and 1 June 2005). He has over 24 years of experience in chartered accounting, property finance, funds management and investment banking and is an Associate of both The Institute of Chartered Accountants in Australia and the Securities Institute of Australia. Stephen is also a director of Macquarie Capital Partners LLC, Macquarie's global real estate investment banking joint venture.

Joint Company Secretaries

Ms Carolyn Scoble
Group General Counsel and Joint Company Secretary (Appointed 25 June 1999)

Carolyn is the Group General Counsel and Joint Company Secretary of Macquarie Goodman Group. She is directly responsible for the company secretarial and corporate legal activities of the Group. Carolyn also oversees all legal matters relating to property and compliance. She has over 16 years of legal experience in corporate and commercial property areas including three years within the legal profession and six years as in-house Counsel with Kumagai Australia Group. Carolyn holds a Masters of Arts from Sydney University, a Bachelor of Arts/Bachelor of Laws from the Australian National University and a Graduate Diploma in Company Secretarial Practice. She is a member of Chartered Secretaries Australia.

Mr Mark Alley
Joint Company Secretary (Appointed 6 August 1999)

Mark is the Joint Company Secretary of Macquarie Goodman Group. Mark has over 26 years of experience in finance, property investment and development in Australia, New Zealand, Asia and Europe. Previously, he was the Group Financial Controller of Ipoh Limited and before that the Finance Director of a private group of property companies. Mark holds a Bachelor of Commerce and Administration from Victoria University of Wellington, New Zealand. He is also a Fellow Certified Practising Accountant with CPA Australia.

EVENTS SUBSEQUENT TO BALANCE DATE

In the opinion of the Directors, there were no matters or circumstances not otherwise dealt with in this Directors' Report or the Financial Report that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in the period subsequent to 30 June 2006.

ROUNDING

The Consolidated Entity applied the requirements of Australian Securities & Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the Financial Report and the Directors' Report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

The Directors' Report is made in accordance with a resolution of the Directors.

David Clarke, AO	**Gregory Goodman**
Chairman	Director

Sydney, 21 August 2006

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Macquarie Goodman Industrial Trust.

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Scott Fleming
Partner

Sydney

21 August 2006

MACQUARIE GOODMAN INDUSTRIAL TRUST AND ITS CONTROLLED ENTITIES
INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$M	$M	$M	$M
REVENUE AND OTHER INCOME					
Gross property income		378.2	380.3	-	-
Net gain from fair value adjustments on investment properties		125.8	89.0	-	-
Net gain on disposal of investment properties	4	36.4	21.4	-	-
Share of net results of equity accounted investments	10	26.8	1.8	-	-
Net gain on disposal of equity investments		1.0	-	5.0	-
Distributions from controlled entities		-	-	321.8	266.9
Gain on part disposal of a controlled entity		-	0.2	-	-
Other income		-	-	-	5.2
Total revenue and other income		568.2	492.7	326.8	272.1
EXPENSES					
Property expenses		(69.2)	(73.2)	-	-
Trust expenses		(4.3)	(6.0)	(2.3)	(0.8)
Management fee		(0.9)	(11.3)	(0.3)	(4.1)
Merger transaction expenses		-	(13.0)	-	(13.0)
Performance fee written back		-	17.2	-	17.2
Total expenses		(74.4)	(86.3)	(2.6)	(0.7)
FINANCE COSTS					
Financial income		43.6	7.9	130.1	65.7
Financial expenses		(84.4)	(63.9)	(101.5)	(89.3)
	4	(40.8)	(56.0)	28.6	(23.6)
Profit from ordinary activities		453.0	350.4	352.8	247.8
Profit attributable to minority interests		-	(10.9)	-	-
Profit attributable to unitholders of Macquarie Goodman Industrial Trust		453.0	339.5	352.8	247.8

The Income Statements are to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN INDUSTRIAL TRUST AND ITS CONTROLLED ENTITIES
BALANCE SHEETS
AS AT 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$M	$M	$M	$M
CURRENT ASSETS					
Cash assets		**14.1**	4.7	**9.6**	1.1
Receivables	6	**146.5**	71.5	**14.8**	4.4
Inventories	7	**10.5**	–	**-**	–
Other assets	8	**14.5**	14.2	**3.6**	5.5
Total current assets		**185.6**	**90.4**	**28.0**	**11.0**
NON-CURRENT ASSETS					
Receivables	6	**932.4**	68.0	**3,084.7**	2,077.1
Investment properties	9	**4,009.1**	4,663.3	**-**	–
Investments accounted for using the equity method	10	**434.8**	104.7	**-**	–
Other financial assets	11	**–**	–	**2,335.0**	2,536.7
Other assets	8	**–**	0.4	**–**	0.3
Total non-current assets		**5,376.3**	**4,836.4**	**5,419.7**	**4,614.1**
Total assets		**5,561.9**	**4,926.8**	**5,447.7**	**4,625.1**
CURRENT LIABILITIES					
Deferred income		**2.4**	1.2	**1.2**	1.2
Payables	12	**60.8**	84.7	**12.7**	12.9
Provisions for distributions	13	**110.6**	92.0	**110.6**	91.0
Interest bearing liabilities	14	**644.8**	965.7	**603.0**	963.0
Total current liabilities		**818.6**	**1,143.6**	**727.5**	**1,068.1**
NON-CURRENT LIABILITIES					
Deferred income		**5.3**	6.6	**5.4**	6.6
Payables	12	**–**	9.6	**–**	–
Interest bearing liabilities	14	**828.4**	788.9	**805.2**	623.3
Total non-current liabilities		**833.7**	**805.1**	**810.6**	**629.9**
Total liabilities		**1,652.3**	**1,948.7**	**1,538.1**	**1,698.0**
Net assets		**3,909.6**	**2,978.1**	**3,909.6**	**2,927.1**
EQUITY					
Issued capital	15	**3,729.0**	2,815.7	**3,729.0**	2,815.7
Reserves	16	**180.6**	111.4	**180.6**	111.4
Total parent equity interests		**3,909.6**	**2,927.1**	**3,909.6**	**2,927.1**
Minority interests	17	**-**	51.0	**-**	–
Total equity		**3,909.6**	**2,978.1**	**3,909.6**	**2,927.1**

The Balance Sheets are to be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$M	$M	$M	$M
Total equity at the beginning of the year	26	**2,978.1**	2,493.4	**2,927.1**	2,148.3
PROFIT FOR THE YEAR					
Profit attributable to unitholders		**453.0**	339.5	**352.8**	247.8
Profit attributable to minority interests		–	10.9	–	–
Total recognised income and expenses for the year		**453.0**	**350.4**	**352.8**	**247.8**
TRANSACTIONS WITH UNITHOLDERS IN THEIR CAPACITY AS UNITHOLDERS					
Distributions provided for or paid to ordinary unitholders		**(409.6)**	(288.5)	**(409.6)**	(288.5)
Distributions provided for or paid to Reset Preference Unit ("RePS") holders		–	(9.6)	–	–
Distributions provided for or paid to Ascendas Australia Trust		–	(3.2)	–	–
Acquisition of minority interests in controlled entities		–	(134.4)	–	–
Redemption of RePS		–	(74.7)	–	–
Capital payment to unitholders		–	(9.7)	–	(9.7)
Change in accounting policy:					
– Amortisation of deferred finance costs relating to RePS		**(0.9)**	–	–	–
Total transactions and adjustments recognised directly in equity		**(410.5)**	**(520.1)**	**(409.6)**	**(298.2)**
ISSUED CAPITAL					
Increase due to Distribution Reinvestment Plan ("DRP")		**328.3**	154.9	**328.3**	154.9
Increase due to units issued		**590.4**	532.1	**590.4**	532.1
Issue costs		**(5.4)**	(11.6)	**(5.4)**	(11.6)
Change in accounting policy:					
– Reclassification of RePS from equity to debt at 1 July 2005		**(51.0)**	–	–	–
		862.3	675.4	913.3	675.4
MOVEMENTS IN RESERVES					
Net change in fair value of cash flow hedges		31.6	–	31.6	–
Change in accounting policy:					
– Fair value of interest rate swap derivatives recognised in reserves at 1 July 2005		(22.7)	–	(22.7)	–
Total net change in fair value of cash flow hedges		8.9	–	8.9	–
Revaluation of controlled entities		–	–	118.6	153.8
Change in foreign currency translation reserve		(1.5)	(0.2)	–	–
Change in hedging reserve		(1.5)	–	(1.5)	–
Change in RePS repurchase reserve		20.8	(20.8)	–	–
Net gain/(loss) recognised directly in equity		26.7	(21.0)	126.0	153.8
Total equity at the end of the year		3,909.6	2,978.1	3,909.6	2,927.1

The Statements of Changes in Equity are to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN INDUSTRIAL TRUST AND ITS CONTROLLED ENTITIES
CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$M	$M	$M	$M
CASH FLOWS FROM OPERATING ACTIVITIES					
Property income received		413.4	357.7	-	-
Property expenses paid		(77.8)	(65.5)	-	-
Trust expenses paid		(4.7)	(6.6)	(5.3)	1.1
Management fee paid		(0.9)	(11.4)	(0.3)	(4.1)
Distributions received from associated entities		11.0	0.4	5.3	0.9
Interest and other finance costs paid		(86.4)	(110.6)	(113.0)	(94.1)
Interest received		33.4	6.7	128.8	65.3
Distributions received from controlled entities		-	-	321.8	269.4
Net cash provided by operating activities	20(b)	**288.0**	**170.7**	**337.3**	**238.5**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for investment properties		(1,261.8)	(973.3)	-	-
Payments for investments in controlled entities (net of cash acquired)		(67.4)	(29.0)	-	(29.0)
Payments for investments in associated entities		(228.6)	(7.7)	-	(68.4)
Proceeds from sale of investments in controlled entities (net of cash held)		542.7	4.9	351.3	-
Proceeds from sale of investment properties		475.7	251.5	-	-
Loans to related parties		(600.5)	(40.4)	(600.5)	(40.4)
Loans from associated entities		-	4.5	-	-
Loans to controlled entities		-	-	(545.0)	(742.3)
Net cash used in investing activities		**(1,139.9)**	**(789.5)**	**(794.2)**	**(880.1)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of units to unitholders		386.2	492.9	386.2	492.9
Issue costs paid		(5.5)	(10.0)	(5.5)	(10.0)
Merger transaction expenses paid		-	(11.8)	-	(11.8)
Proceeds from borrowings		2,831.1	1,223.8	2,082.5	1,155.9
Repayment of borrowings		(2,260.2)	(919.7)	(1,907.5)	(910.3)
Distributions paid:					
– Unitholders		(90.3)	(123.2)	(90.3)	(123.2)
– RePS holders		-	(9.4)	-	-
– Other minority interests		-	(70.5)	-	-
Net cash provided by financing activities		**861.3**	**572.1**	**465.4**	**593.5**
Net increase/(decrease) in cash held		9.4	(46.7)	8.5	(48.1)
Cash at the beginning of the year		4.7	51.4	1.1	49.2
Cash at the end of the year	20(a)	**14.1**	**4.7**	**9.6**	**1.1**

Non-cash financing and investing activities are included in note 20(c).

The Cash Flow Statements are to be read in conjunction with the accompanying notes.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Macquarie Goodman Industrial Trust is established in Australia. The consolidated Financial Report of MGI for the year ended 30 June 2006 ("year") comprises MGI and its controlled entities ("Consolidated Entity") and the Consolidated Entity's interest in associated entities and jointly controlled entities.

The significant accounting policies which have been adopted in the preparation of the Financial Report are set out below:

(a) Basis of Preparation of the Financial Report

The Financial Report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board ("AASB"), the Corporations Act 2001 and the requirements of Macquarie Goodman Industrial Trust's Constitution dated 13 December 1989, as amended. International Financial Reporting standards ("IFRS") form the basis of Accounting Standards adopted by the Australian Accounting Standards Board, being Australian equivalents to IFRS ("AIFRS").

The Financial Report is the first annual financial report to be prepared by MGI in accordance with AIFRS. AASB 1 First-time Adoption of AIFRS has been applied in preparing the Financial Report.

The accounting policies adopted have been consistently applied to all periods presented in the financial reports and in preparing an opening AIFRS Balance Sheet at 1 July 2004, with the exception of accounting for financial instruments. The accounting policies are consistently applied by each entity in the Consolidated Entity. As a result of the implementation of AIFRS, the basis of presentation of the Financial Report is different to that of the Financial Report for the year ended 30 June 2005.

The Financial Report is prepared on the historical cost basis except that the following assets and liabilities are stated at fair value; investment properties, investment in controlled entities, derivative financial instruments and financial instruments classified as available-for-sale.

The Financial Report was authorised for issue by the directors of Macquarie Goodman Funds Management Limited ("MGF") ("Directors") on 21 August 2006.

(b) Application of AASB 1 First-time Adoption of AIFRS

In preparing these financial statements, certain accounting and valuation methods have been amended from those adopted under Australian Generally Accepted Accounting Principles ("Previous GAAP"). With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. MGI has elected to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

An explanation of how the transition to AIFRS has affected the financial position and financial performance of the Consolidated Entity is provided in note 26. This note includes reconciliations of equity and profit reported under Previous GAAP to equity and profit reported under AIFRS for comparative years. There was no material effect on the presentation of the Cash Flow Statement as a result of the change from Previous GAAP to AIFRS.

(c) Principles of Consolidation

Controlled Entities
The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Parent Entity as at 30 June 2006 and the results of all such entities for the year ended 30 June 2006. MGI and its controlled entities together are referred to in the Financial Report as the Consolidated Entity.

Where an entity either began or ceased to be controlled during the year, the results for that entity are included only from/to the date control commenced or ceased.

Minority interests in the equity and results of the entities that are controlled by the Parent Entity are shown as separate items in the consolidated financial statements.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(c) Principles of Consolidation (cont)

Associated Entities
Associated entities are those entities over which the Consolidated Entity exercises significant influence, but not control and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associated entities are accounted for using the equity method. Investments in associated entities are carried at the lower of the equity accounted amount and recoverable amount. Under this method, the Consolidated Entity's share of post-acquisition profits or losses of associated entities is recognised in the consolidated Income Statement, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. Cumulative post-acquisition movements in both profit or loss and reserves are adjusted against the cost of the investment.

Joint Ventures
A joint venture is either an entity or operation that is jointly controlled by the Consolidated Entity.

(i) Joint Venture Entities
In the consolidated financial statements, investments in joint venture entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The Consolidated Entity's share of the joint venture entity's net profit or loss is recognised in the consolidated Income Statement from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

(ii) Joint Venture Operations
The Consolidated Entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of joint venture operations assets, liabilities and expenses and the Consolidated Entity's revenue from the sale of its share of output on a line-by-line basis from the date joint control commences to the date joint control ceases.

Transactions Eliminated on Consolidation
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associated entities and joint ventures, including those relating to contributions of non-monetary assets on establishment, are eliminated to the extent of the Consolidated Entity's interest. Unrealised gains relating to associated entities and joint ventures are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(d) Revenue Recognition

Rental Income
Rental income entitlements under operating leases are recognised on a straight-line basis over the term of the lease contract. Where operating lease rental income is recognised relating to fixed increases in rentals in future years, an asset is recognised. This asset is a component of the relevant investment property carrying amount. The cost of lease incentives provided to customers is recognised on a straight-line basis as a reduction of gross operating lease rental income.

Loan Facilities
Income from the provision of loan facilities including establishment fees, line fees and interest income is recognised over the relevant service period on an effective yield basis.

Asset Sales
Revenue from the disposal of an investment property is recognised when contracts for the sale have been unconditionally exchanged and the risks and rewards of ownership have been transferred.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal. The balance of unrealised gains for the individual properties at the time of their disposal is transferred to the capital profits reserve.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(d) Revenue Recognition (cont)

Recoverable Outgoings
Recovery of certain outgoings is accrued on an estimated basis and adjusted when the actual amounts are invoiced to respective customers.

Interest Revenue
Interest is brought to account on an accruals basis and, if not received at balance date, is reflected in the Balance Sheet as a receivable.

Income from Dividends and Distributions
Dividend income is recognised net of any franking credits.

Dividend income is recognised when a dividend has been declared and, if not received at balance date, is reflected in the Balance Sheet as a receivable.

Distributions from controlled entities are recognised by the Parent Entity when the distributions are declared by the controlled entities.

(e) Foreign Currency Translation

Transactions
Foreign currency transactions are translated to Australian currency, being the presentation currency of MGI, at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at the reporting date are translated at the rates of exchange ruling on that date. Resulting exchange differences are recognised in the Income Statement.

Non-monetary assets and liabilities that are measured in terms of historical cost are translated at rates of exchange ruling at the date of the initial transaction. Non-monetary items which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Translation of Controlled Foreign Operations
The assets and liabilities of foreign operations are translated into Australian dollars at foreign exchange rates ruling at the Balance Sheet date.

The income statement is translated at weighted average rates for the year. Exchange differences arising on translation are taken directly to the Foreign Currency Translation Reserve until the disposal or partial disposal of the operations. Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entities and translated at the closing rate.

Exchange differences arising on monetary items that form part of the net investment in a foreign operation are taken to the Income Statement in the Parent Entity and against the Foreign Currency Translation Reserve on consolidation.

Exchange Rates Used
The following exchange rates are the main exchange rates used in translating foreign currency transactions, balances and financial statements:

	Weighted average		As at 30 June	
	2006	2005	2006	2005
Singapore dollar	1.2317	1.2503	1.1782	1.2928
New Zealand dollar	1.1166	1.0814	1.1900	1.0949
Hong Kong dollar	5.8044	5.8608	5.7261	5.9978
United States dollar	0.7479	–	0.7427	–
British pound sterling	0.4210	–	0.4009	–
Euro	0.5849	–	0.5873	–

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(f) Investment Properties

Investment properties comprise investment interests in land and buildings held for the purpose of letting to produce rental income. Investment properties are carried at their fair value.

Components of Investment Properties
Land and buildings (including integral plant and equipment) comprising investment properties, are regarded as composite assets and are disclosed as such in the Financial Report.

Investment property carrying values include the cost of acquiring the property. Where a contract of purchase includes a deferred payment arrangement, the acquisition value is determined as the cash consideration payable in the future, discounted to present value at the date of acquisition.

Amounts provided to customers as lease incentives and assets relating to fixed increases in operating lease contracts are included within investment property values. Lease incentives are amortised over the lease term on a straight-line basis. The amortisation is applied to reduce gross rental income.

Expenditure on direct leasing and tenancy costs is deferred and included within investment property values. Direct leasing and tenancy costs are amortised over the lease term in proportion to the rental income recognised in each financial year.

Revaluations of Investment Properties
An independent valuation of investment properties is obtained at least every three years to use as a basis for measuring the fair value of the properties.

An independent registered valuer determines the market value based on market evidence and assuming a willing, but not anxious, buyer and seller, a reasonable period to sell the property and that the property is reasonably exposed to the market.

At reporting dates occurring between obtaining independent valuations, the Directors review the carrying value of the Consolidated Entity's investment properties to be satisfied that, in their opinion, the carrying value of the investment properties reflects the fair value of the investment properties at that date.

Changes in fair value are recognised directly in the Income Statement. The net of unrealised revaluations from investment properties is transferred to the Asset Revaluation Reserve.

Disposal of Investment Properties
The gain or loss on disposal of investment properties is calculated as the difference between the carrying amount of the property at the time of the disposal and the proceeds on disposal and is included in the Income Statement in the year of disposal.

Redevelopment Projects
Where a property is undergoing redevelopment works, the cost of redevelopment works is added to its previously stated fair value. The carrying amounts of redevelopment projects are reviewed to determine whether they are in excess of their recoverable amount at each reporting date. If the carrying amount of a redevelopment project exceeds its recoverable amount, the project is written down to the lower amount. The Consolidated Entity's policy is to revalue redevelopment properties to their fair value at the date of their practical completion.

Development Costs of Investment Properties
Costs of development include the costs of all materials used in construction, costs of managing the project, holding costs and finance costs incurred during construction.

The cost of development is included within investment properties. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the profit or loss in the reporting period in which it occurs.

The Consolidated Entity's policy is to revalue development properties to their fair value at the date of their practical completion.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(g) GST

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the relevant tax authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the relevant tax authority is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the relevant tax authority are classified as operating cash flows.

(h) Taxation

Under current Australian income tax legislation, MGI is not liable for income tax provided that each year the taxable income and any taxable capital gain derived from the sale of an asset is fully distributed to unitholders.

Tax allowances for building and plant and equipment depreciation are distributed to unitholders in the form of tax deferred components of distributions. Any taxable capital gains are distributed.

(i) Receivables

Trade debtors and rental debtors are carried at amounts due as they are due for settlement no more than 30 days from the date of recognition. The collectability of trade debtors and rental debtors is assessed at balance date. Debts which are known to be uncollectable are written off. An allowance for doubtful debts is made when some doubt as to collection exists.

Construction work in progress under contract is stated at cost plus profit recognised to date less an allowance for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred, relating to the Consolidated Entity's construction contract activities based on normal operating activity.

(j) Inventories

Work in progress in respect of construction projects, land subdivision and development projects includes the costs of acquisition, planning, management, development, and holding such as rates and taxes. Work in progress is carried at the lower of cost and net realisable value.

(k) Depreciation

Investment properties are not depreciated. Buildings and plant integral to the property are classified as investment properties and accordingly are not depreciated. The properties are subject to continual maintenance and regularly revalued on the basis described above. Taxation allowances for building, plant and equipment depreciation are claimed by the Consolidated Entity and are declared as tax deferred components of distributions.

(l) Finance Costs

Current Period Policy
Expenditure incurred in obtaining debt finance is offset against the principal amount of the interest bearing liability to which it relates, and recognised as an interest expense on an effective yield basis. Finance costs relating to a qualifying asset are capitalised as part of the cost of that asset using a weighted average cost of debt. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. All other finance costs are expensed as incurred.

Comparative Period Policy
Expenditure incurred in obtaining debt finance is deferred and written off over the years of the finance facility. Finance costs relating to a qualifying asset are capitalised as part of the cost of that asset using a weighted average cost of debt. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. All other finance costs are expensed as incurred.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(m) Interest Bearing Liabilities

Current Period Policy
Bank loans are recognised on inception at their fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are stated at amortised cost with any difference being recognised in the Income Statement over the years of the borrowings on an effective yield basis, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in the Balance Sheet under current payables.

Comparative Period Policy
Bank loans are recognised at their principal amount. Interest expense is accrued at the contracted rate and included in the Balance Sheet as other creditors and accruals.

Debentures and notes payable are recognised when issued at the net proceeds received with the premium or discount on issue amortised over the period to maturity. Interest expense is recognised on an effective yield basis.

(n) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received by the Consolidated Entity prior to the end of the year.

(o) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability most closely matching the expected future payments, except where noted below. The unwinding of the discount is treated as part of the expense related to the particular provision.

Dividends/Distributions
Provisions for dividends and distributions payable are recognised in the reporting period in which the dividends and distributions are declared, for the entire undistributed amount regardless of the extent to which they will be paid in cash.

(p) Hedging

(i) Policy from 1 July 2005 Onwards
Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income Statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred to the Income Statement.

(ii) Cash Flow Hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised directly in equity. The gain or loss relating to any ineffective portion is recognised in the Income Statement.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(iii) Hedge of Net Investment in Foreign Operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the Income Statement.

(iv) Comparative Year Policies – Years up to 30 June 2005

Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, were deferred and included in the measurement of the anticipated transaction when the transaction occurred as designated. Any gains or losses on the hedge transaction after that date were included in the Income Statement.

The net amounts receivable and payable under interest rate swap arrangements were accounted for on an accruals basis and were included in the interest expense.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses were recorded on the Balance Sheet from the date of inception of the hedge transaction. When recognised, the net receivables or payables were revalued using the foreign currency current at the reporting date.

Where a hedge was redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation was only deferred where the original anticipated transaction was still expected to occur as designated. When the original anticipated transaction was no longer expected to occur as designated, any gains or losses relating to the hedge instrument were included in the Income Statement for the relevant year.

Details of the impact of these changes in accounting policy as a result of the implementation of AIFRS are set out in note 26.

(q) Investments in Controlled Entities

Investments in controlled entities are carried at fair value which is determined with reference to the net assets of the controlled entities. Revaluation increments are credited directly to an asset revaluation reserve. Revaluation decrements are taken directly to the asset revaluation reserve to the extent that such decrements are reversing amounts previously credited to that reserve that are still available in that reserve. Revaluation decrements in excess of amounts available in the reserve are charged to the Income Statement. Subsequent revaluation increments that recover amounts previously charged to the Income Statement are, to that extent, credited to the Income Statement.

(r) Impairment

The carrying amounts of the Consolidated Entity's assets (except inventories and investment properties) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset is written down to the recoverable amount. The write-down is expensed in the reporting period in which it occurs.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit or loss, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of Recoverable Amount

The recoverable amount of the Consolidated Entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (ie. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(r) Impairment (cont)

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of Impairment
Impairment losses are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount.

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets, the relevant cash flows are discounted to their present value.

(s) Australian Accounting Standards Issued But not yet Effective

As at the date of this financial report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of the current reporting period. The Consolidated Entity has not early adopted any accounting standards. Application of these standards will not affect any of the amounts recognised in the financial statements but will impact on the type of information disclosed in relation to the Consolidated Entity's financial statements.

(t) Rounding

In accordance with Australian Securities and Investments Commission Class Order 98/100, the amounts shown in this Financial Report and the Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

(u) Comparative Figures

Where applicable, certain comparative figures have been restated to conform with the presentation in the current year's Financial Report.

NOTE 2 – LAUNCH OF WHOLESALE FUNDS

(a) Launch of Macquarie Goodman Wholesale Fund ("MGW")

On 20 December 2005, two wholly owned controlled entities of MGI, Macquarie Goodman Wholesale Trust No 1 (formerly Macquarie Goodman Thomas Trust) and Macquarie Goodman Wholesale Trust No 2 (collectively known as MGW) redeemed 67.4% of their issued equity held by the Consolidated Entity. MGW subsequently issued equity to third parties reducing the Consolidated Entity's equity interest to 32.6% of MGW. Proceeds from the unit redemption of $409 million were paid to the Consolidated Entity. Subsequent to the transaction, the Consolidated Entity accounts for its interest in MGW using the equity accounting method.

Up to the date of disposal of the equity, MGW contributed profit of $48.9 million to the consolidated profit for the year.

The principal effect of the disposal was a decrease in investment properties of the Consolidated Entity of $840.2 million, resulting in a reduction of interest bearing liabilities of $233 million. The net cash inflow on disposal was $407.6 million.

(b) Launch of Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")

On 14 November 2005, the Consolidated Entity sold 50% of its equity interest in MGI HK Investments ("MGIHK") to Macquarie Bank Limited for consideration of $0.3 million (HK$1.6 million). Subsequent to the transaction, the Consolidated Entity accounted for its interest in MGIHK using the equity accounting method. Up to the date of disposal of the equity, MGIHK contributed profit of $0.7 million to the consolidated profit for the year. The principal effect of the disposal was a decrease in investment properties of the Consolidated Entity of $475 million and a decrease in interest bearing liabilities of $481.3 million. The net cash outflow on disposal was $8.4 million (HK$47.8 million).

MGWHK was launched on 7 April 2006. MGI's 50% interest in MGIHK together with several other controlled entities holding investment property in Hong Kong were included in the wholesale fund vehicle. Subsequent to the transaction, the Consolidated Entity accounts for its interest in MGWHK using the equity accounting method. Up to the date of the transaction, the wholly owned entities contributed $0.2 million to the consolidated profit for the year. MGWHK contributed $0.5 million to consolidated profit for the period from 14 November 2005 to 7 April 2006. The principal effect of the disposal was a decrease in investment properties of $190.0 million and a decrease in interest bearing liabilities of $285.6 million. The net cash inflow on disposal was $95.6 million.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Estimates and assumptions concerning the future are made by the Consolidated Entity. These estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Investment Property Values

Investment properties are carried at their fair value. Valuations are either based on an independent valuation or on a Directors' review of the carrying value. Valuations are determined based on assessments and estimates of uncertain future events, including:

(a) upturns and downturns in property markets and availability of similar properties;
(b) vacancy rates; and
(c) capital expenditure.

At 30 June 2006, the carrying value of completed investment properties held by the Consolidated Entity is $3,779.8 million (2005: $4,023.2 million).

NOTE 4 – PROFIT FROM ORDINARY ACTIVITIES

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Profit from ordinary activities has been arrived at after crediting/ (charging) the following items:				
Proceeds from the sale of investment properties	544.6	331.8	-	-
Carrying value of investment properties sold	(508.2)	(310.4)	-	-
Net gain on disposal of investment properties	36.4	21.4	-	-
Interest income – banks	1.3	1.8	1.1	1.3
Interest income – controlled entities	-	-	-	58.4
Interest income – related parties	42.3	6.1	129.0	6.0
	43.6	7.9	130.1	65.7
Finance costs	(123.9)	(103.5)	(101.5)	(89.3)
Finance costs capitalised to assets	39.5	39.6	-	-
	(84.4)	(63.9)	(101.5)	(89.3)
Finance costs – net	(40.8)	(56.0)	28.6	(23.6)
Operating lease rental expenses	(1.0)	(0.9)	-	-

Borrowing costs were capitalised to investment properties under development at a weighted average rate of 5.77% (2005: 6.41%).

As detailed in note 14, under AIFRS RePS are treated as debt effective from 1 July 2005. No adjustment is required in respect of earlier periods.

NOTE 5 – DISTRIBUTIONS

	Distribution cpu	Total amount $M
Distributions paid or proposed – ordinary units:		
Distributions for the quarters ended:		
– 30 September 2005	6.875	97.5
– 31 December 2005	6.875	100.0
– 31 March 2006	6.875	101.6
– 30 June 2006	6.875	110.6
Total distribution for the year ended 30 June 2006	27.500	409.7
Distributions for the quarters ended:		
– 30 September 2004	3.475	57.7
– 31 December 2004	3.475	58.3
– 31 March 2005	6.475	81.5
– 30 June 2005	6.475	91.0
Total distribution for the year ended 30 June 2005	19.900	288.5

Total ordinary distributions for the year included in provisions at 30 June 2006 are $110.6 million (2005: $91.0 million).

NOTE 5 – DISTRIBUTIONS (CONT)

As a result of the implementation of AIFRS, RePS Instruments are treated as debt from 1 July 2005. Distributions to RePS holders are treated as finance costs. Distributions for the comparative period are as follows:

	Distribution $ per unit	Total amount $M
Distributions paid or proposed – RePS:		
2004 distributions for the quarters ended:		
– 30 September 2004	1.875	2.6
– 31 December 2004	1.875	2.6
– 31 March 2005	1.875	2.4
– 30 June 2005	1.875	2.0
Total distribution for the year ended 30 June 2005	**7.500**	**9.6**

NOTE 6 – RECEIVABLES

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
CURRENT				
Trade debtors	**12.2**	17.8	**0.2**	0.1
Distribution receivable	**-**	–	**–**	0.9
Construction work in progress	**41.9**	–	**–**	–
Other debtors[1]	**83.0**	53.8	**5.2**	3.4
Allowance for doubtful debts	**-**	(0.1)	**–**	–
Derivatives – at fair value	**9.4**	–	**9.4**	–
	146.5	**71.5**	**14.8**	**4.4**
NON-CURRENT				
Loans to controlled entities[2]	**–**	–	**2,151.1**	2,009.1
Loans to related parties[2]	**925.0**	68.0	**926.2**	68.0
Derivatives – at fair value	**7.4**	–	**7.4**	–
	932.4	**68.0**	**3,084.7**	**2,077.1**

(1) Other debtors include $69.2 million receivable from the disposal of investment properties.
(2) Details of loans to controlled entities and loans to related parties are set out in note 22.

NOTE 7 – INVENTORIES

Inventories represent accumulated construction costs on projects undertaken in Shanghai of $10.5 million.

NOTE 8 – OTHER ASSETS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
CURRENT				
Prepayments	**14.5**	14.2	**3.6**	5.5
	14.5	**14.2**	**3.6**	**5.5**
NON-CURRENT				
Prepayments	**-**	0.4	**–**	0.3
	-	0.4	**-**	0.3

MACQUARIE GOODMAN INDUSTRIAL TRUST AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

NOTE 9 – INVESTMENT PROPERTIES

	Completed investment properties	Redevelopment projects	Investment properties under development	Total investment properties	Completed investment properties	Redevelopment projects	Investment properties under development	Total investment properties
	2006	2006	2006	2006	2005	2005	2005	2005
	$M	$M	$M	$M	$M	$M	$M	$M
Carrying amount at the beginning of the year	4,023.2	188.1	452.0	4,663.3	3,471.3	203.6	180.1	3,855.0
Acquisitions								
– On acquisition of controlled entities	56.8	–	–	56.8	126.3	–	–	126.3
– Other acquisitions	650.7	–	108.4	759.1	295.1	–	167.5	462.6
Costs capitalised	129.8	28.0	259.7	417.5	108.0	32.9	331.9	472.8
Transfers	626.7	(216.1)	(410.6)	–	268.7	(48.4)	(220.3)	–
Disposals								
– Sales of properties	(391.4)	–	(116.8)	(508.2)	(303.2)	–	(7.2)	(310.4)
– Sales of equity interest in controlled entities	(1,441.8)	–	(63.4)	(1,505.2)	–	–	–	–
Valuation increment[(i)]	125.8	–	–	125.8	57.0	–	–	57.0
Carrying amount at the end of the year	**3,779.8**	**–**	**229.3**	**4,009.1**	**4,023.2**	**188.1**	**452.0**	**4,663.3**

(i) Valuation increment includes $114.4 million (2005: $57.0 million) determined in accordance with independent valuations.

(a) Refer to note 14 for disclosure of information on investment properties pledged as security by the Parent Entity or the Consolidated Entity.

(b) Refer to note 24 for disclosure of contractual obligations to purchase, construct or develop investment properties or for repairs, maintenance or enhancements.

NOTE 10 – INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Principal *activities*	Country of *incorporation*	Reporting *date*	Ownership *interest*		Consolidated *carrying amount*	
				2006	2005	2006	2005
				%	%	$M	$M
Highbrook Development Limited ("HDL")	Property investment	New Zealand	30 June	**37.5**	37.5	**29.3**	29.8
Macquarie Goodman Property Trust ("MGP")	Property investment	New Zealand	31 March	**21.8**	19.2	**115.0**	74.9
Macquarie Goodman Wholesale Fund ("MGW")	Property investment	Australia	30 June	**30.0**	–	**189.0**	–
Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")[(i)]	Property investment	Hong Kong	31 March	**16.8**	–	**101.5**	–
MGIHK	Property investment	Hong Kong	31 March	**–**	–	**–**	–
						434.8	**104.7**

(i) MGWHK is equity accounted as the Trust has undertaken to hold a minimum equity interest of 20%. This commitment allows the Trust to include MBL's interest in MGWHK in calculating the relevant interest held.

Entity	Revenues (100%) $M	Profit/(loss) (100%) $M	Share of associated entities profit recognised $M	Total assets (100%) $M	Total liabilities (100%) $M	Net assets as reported by associated entities (100%) $M	Share of associated entities net assets equity accounted $M
HDL	6.5	5.5	2.1	84.3	5.1	79.2	29.3
MGP	86.8	58.8	11.6	827.2	317.5	509.7	115.0
MGW	38.9	30.5	8.9	1,253.3	635.8	617.5	189.0
MGWHK	20.9	7.9	3.6	877.2	273.0	604.2	101.5
MGIHK	25.0	1.2	0.6	–	–	–	–
			26.8				**434.8**

NOTE 10 – INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONT)

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Movements in carrying amount of investment in associated entities				
Carrying amount at the beginning of the year	104.7	6.5	–	–
Investments made during the year	470.2	103.3	–	–
Effect of foreign currency translation	(13.3)	–	–	–
Share of profit after income tax expense	26.8	1.8	–	–
Distributions received/receivable	(11.0)	(0.4)	–	–
Sale of investments during the year	(142.6)	(6.5)	–	–
Carrying amount at the end of the year	**434.8**	**104.7**	–	–

NOTE 11 – OTHER FINANCIAL ASSETS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Investments in controlled entities – at fair value	–	–	2,335.0	2,536.7

	Country of establishment	Interest held 2006 %	Interest held 2005 %
Controlled unit trusts			
Macquarie Industrial Trust	Australia	100.0	100.0
O'Riordan Street Unit Trust	Australia	100.0	100.0
Homebush Subtrust	Australia	100.0	100.0
Carter Street Trust	Australia	100.0	100.0
Penrose Trust	Australia	100.0	100.0
Macquarie Goodman Capital Trust ("MGCT"):	Australia	99.8	99.8
– Biloela Street Unit Trust	Australia	99.8	99.8
– BDE Unit Trust	Australia	99.8	99.8
Macquarie Goodman Commercial Property Trust:	Australia	99.8	99.8
– Waterloo Road Office Trust	Australia	99.8	99.8
– Cambridge Office Park Trust	Australia	99.8	99.8
– Liverpool Road Trust	Australia	99.8	99.8
– Saunders Street Trust	Australia	99.8	99.8
– 828 Pacific Highway Trust	Australia	99.8	99.8
Binary No 1 Trust:	Australia	100.0	100.0
– Binary No 2 Trust	Australia	100.0	100.0
Orion Road Trust	Australia	100.0	100.0
Hill Road Trust	Australia	100.0	100.0
Clayton 1 Trust:	Australia	100.0	100.0
– Clayton 2 Trust	Australia	100.0	100.0
– Clayton 3 Trust	Australia	100.0	100.0

NOTE 11 – OTHER FINANCIAL ASSETS (CONT)

	Note	Country of establishment	Interest held 2006 %	Interest held 2005 %
Controlled unit trusts (cont)				
Port Melbourne 1 Trust:		Australia	**100.0**	100.0
- Port Melbourne 2 Trust		Australia	**100.0**	100.0
- Port Melbourne 3 Trust		Australia	**100.0**	100.0
Smithfield Property Trust:		Australia	**100.0**	100.0
- Smithfield Property Trust No 2		Australia	**100.0**	100.0
Ascendas Australia Trust		Australia	**100.0**	100.0
MGA Industrial Portfolio Trust:		Australia	**100.0**	100.0
- MGA Industrial Subsidiary Trust No 1		Australia	**100.0**	100.0
- MGA Industrial Subsidiary Trust No 2		Australia	**100.0**	100.0
- MGA Industrial Subsidiary Trust No 3		Australia	**100.0**	100.0
MGA Direct Property Trust:		Australia	**100.0**	100.0
Thomas Trust:		Australia	**100.0**	100.0
– Macquarie Goodman Thomas Trust[1]	2(a)	Australia	**–**	100.0
– TMG Property Fund[1]	2(a)	Australia	**–**	100.0
Euston Road Trust:		Australia	**100.0**	100.0
– Euston Road Subtrust		Australia	**100.0**	100.0
Highbrook Trust		Australia	**100.0**	100.0
MG Holding Trust No 1 (formerly Liverpool Showgrounds Trust)		Australia	**100.0**	100.0
Regal Business Park Trust (formerly Liverpool Showgrounds Subtrust)		Australia	**100.0**	100.0
West Melbourne Trust (formerly Macquarie Goodman Wholesale Trust):		Australia	**100.0**	100.0
- MG Wholesale Subtrust[1]		Australia	**-**	100.0
St Leonards Trust		Australia	**100.0**	100.0
Mascot Trust (formerly Wacol Trust)		Australia	**100.0**	100.0
IBC Trust		Australia	**100.0**	100.0
Q Sheds Trust (formerly Q Stores Trust)		Australia	**100.0**	100.0
CDC Trust (formerly Woolsheds Trust)		Australia	**100.0**	100.0
MG Arlington Warehousing Trust[2]		Australia	**100.0**	–
MG Hong Kong Investment Trust[2]		Australia	**100.0**	–
MGI Europe Finance Trust[2]		Australia	**100.0**	–
MG Europe Development Trust[2]		Australia	**100.0**	–

[1] Trusts disposed of during the year ended 30 June 2006.
[2] Trusts established during the year ended 30 June 2006.

(a) On 20 December 2005, MGI disposed of its interests in Macquarie Goodman Thomas Trust and TMG Property Fund (refer to note 2(a)).

NOTE 11 – OTHER FINANCIAL ASSETS (CONT)

	Note	Country of incorporation	Interest held 2006 %	Interest held 2005 %
Controlled companies				
Tallina Pty Limited		Australia	**100.0**	100.0
Tidecard Pty Limited		Australia	**100.0**	100.0
Mintbail Pty Limited		Australia	**100.0**	100.0
Union Trustee (Canberra) Limited		Australia	**100.0**	100.0
01 Pty Limited		Australia	**100.0**	100.0
02 Pty Limited		Australia	**100.0**	100.0
Binary Centre Pty Limited		Australia	**100.0**	100.0
Riverside 1 Pty Limited		Australia	**100.0**	100.0
Riverside 2 Pty Limited		Australia	**100.0**	100.0
Riverside 3 Pty Limited		Australia	**100.0**	100.0
Tranway Pty Limited		Australia	**100.0**	100.0
Tranway No 1 Pty Limited		Australia	**100.0**	100.0
Oxcap Pty Limited		Australia	**100.0**	100.0
Ashcap Pty Limited		Australia	**100.0**	100.0
CityCap Pty Limited		Australia	**100.0**	100.0
Suncap Pty Limited		Australia	**100.0**	100.0
Clayton Business Park Pty Limited		Australia	**100.0**	100.0
Graham Street F Pty Limited		Australia	**100.0**	100.0
Clyvina Pty Limited		Australia	**100.0**	100.0
Keeto Pty Limited		Australia	**100.0**	100.0
MG Laverton Finance Pty Limited (formerly MGI HK Pty Limited)		Australia	**100.0**	100.0
MGIHK[1]	2(b)	Cayman Islands	**–**	100.0
– Yeung UK A[1]	2(b)	Cayman Islands	**–**	100.0
Comfort Development Limited		Hong Kong	**100.0**	100.0
Elite Bright Properties Limited[1]	2(b)	Hong Kong	**–**	100.0
MGD Asia[2]		Cayman Islands	**100.0**	–
MGI HK Finance[2]		Cayman Islands	**100.0**	–
MGI HK Investments 2[2]		Cayman Islands	**100.0**	–
MGI HK Investments 3[2]		Cayman Islands	**100.0**	–
Macquarie Goodman Container Investments No 4[2]		Cayman Islands	**100.0**	–
MG Shanghai Investments No 1[2]		British Virgin Islands	**100.0**	–
Alpine Capital Holdings Limited[2]		British Virgin Islands	**100.0**	–
Macquarie Goodman (Shanghai) Warehouse Co Limited[2]		People's Republic of China	**100.0**	–

[1] Companies disposed of during the year ended 30 June 2006.
[2] Companies incorporated/acquired during the year ended 30 June 2006.

(b) On 7 April 2006, MGI disposed of its interests in MGIHK (refer to note 2(b)).

NOTE 12 – PAYABLES

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
CURRENT				
Trade creditors	0.4	–	–	–
Rental in advance	6.1	9.5	–	–
Deferred settlements	10.3	23.8	–	–
Other creditors and accruals	44.0	51.4	12.7	12.9
	60.8	84.7	12.7	12.9
NON-CURRENT				
Deferred settlements	–	9.6	–	–

NOTE 13 – PROVISIONS FOR DISTRIBUTIONS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
CURRENT				
Distributions to unitholders (refer (a))	110.6	91.0	110.6	91.0
Distributions to RePS holders (refer (b))	–	1.0	–	–
	110.6	92.0	110.6	91.0

(a) Distributions to Unitholders

Balance at 1 July	91.0	54.3	91.0	54.3
Provisions for distributions	409.6	288.5	409.6	288.5
Payment of distributions	(390.0)	(251.8)	(390.0)	(251.8)
Balance at 30 June	110.6	91.0	110.6	91.0

(b) Distributions to RePS Holders

From 1 July 2005, distributions to RePS holders are classified as interest. Provisions for distributions to RePS holders are classified as payables.

NOTE 14 – INTEREST BEARING LIABILITIES

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$M	$M	$M	$M
CURRENT					
Bank loans – secured	14(a)	8.0	756.0	–	756.0
Other loans – deferred payment	14(b)	–	209.7	–	207.0
Other loans – Commercial Mortgage Backed Securities ("CMBS")	14(c)	603.0	–	603.0	–
RePS on issue	14(d)	33.8	–	–	–
		644.8	965.7	603.0	963.0
NON-CURRENT					
Bank loans – secured	14(a)	828.4	67.9	805.2	–
Other loans – CMBS	14(c)	–	721.0	–	488.0
Other loans – controlled entity	14(e)	–	–	–	135.3
		828.4	788.9	805.2	623.3

(a) Bank Loans – Secured

As at 30 June 2006

Facility	Amounts drawn down in A$M equivalents							
	Aus	Sing	NZ	HK	US	UK	Eur	Total A$
Syndicated multi-currency	257.0	44.6	274.2	99.7	11.1	78.7	46.0	811.3
Bank loan – secured	–	–	–	–	–	–	31.2	31.2
	257.0	44.6	274.2	99.7	11.1	78.7	77.2	842.5
Less: Unamortised borrowing costs	–	–	–	–	–	–	–	(6.1)
	257.0	44.6	274.2	99.7	11.1	78.7	77.2	836.4

The Syndicated Multi-currency Facility ("SMCF") comprises four revolving tranches, a $50 million one year working capital facility, a $350 million two year tranche, a $600 million three year tranche and a $400 million four year tranche.

Controlled entities have bank loans of $31.2 million denominated in euros. In relation to the facility, $8.0 million expires within one year of the balance sheet date, $17.1 million expires within two years, and the remainder expires within three years.

Security for all loans is by way of first and second ranking charges over investment properties of the Consolidated Entity.

Any resulting foreign currency exposure from amounts denominated in foreign currencies (except Singapore dollars) is hedged by holding property assets of approximately the same value in the corresponding currencies or entering into forward exchange contracts in the corresponding currency.

As at 30 June 2005

Facility	Expiry date	Amounts drawn down in A$M equivalents				
		Aus	Sing	NZ	HK	Total A$
Syndicated multi-option	30 Apr 06	237.1	34.9	144.8	85.2	502.0
Bank loan – secured	30 Jun 07	–	–	–	67.9	67.9
Standby	30 Apr 06	158.6	–	–	–	158.6
Bridging	31 Jul 05	95.4	–	–	–	95.4
Total		491.1	34.9	144.8	153.1	823.9

The multi-option, standby and bridging facilities were refinanced effective 29 July 2005 by the SMCF.

NOTE 14 – INTEREST BEARING LIABILITIES (CONT)

(b) Other Loans – Deferred Payment

The final instalment of the amount owed to Commonwealth Managed Investments Limited was paid on 28 April 2006.

(c) Other Loans – CMBS

	$M
Balance as at 1 July 2005	721.0
Additional tranche issued on 7 November 2005	115.0
Amount deconsolidated on launch of MGW	(233.0)
Balance as at 30 June 2006	**603.0**

Security is by way of first registered mortgages and charges over investment properties. The CMBS facilities mature on 7 November 2006 and have been reclassified as current liabilities.

(d) Other Loans – RePS

As a result of the implementation of AIFRS, RePS instruments are treated as debt from 1 July 2005. RePS are a class of securities that provide preferred distributions fixed for an initial period. The first reset date on the RePS is scheduled to occur at the discretion of the Consolidated Entity during the 12 months ending 30 June 2007. The fixed return provides for a distribution rate of 7.5% per annum.

(e) Other Loans – Controlled Entity

For details of the loan advanced by a controlled entity (refer to note 22).

(f) Finance Facilities

	Consolidated		Parent Entity	
	Facilities available 2006 $M	Facilities utilised 2006 $M	Facilities available 2006 $M	Facilities utilised 2006 $M
Bank loans – secured	1,353.2	842.5	1,322.0	811.3
Other loans – CMBS	603.0	603.0	603.0	603.0
RePS	33.8	33.8	–	–
	1,990.0	**1,479.3**	**1,925.0**	**1,414.3**

(g) Exposure to Interest Rate Changes

The Consolidated Entity's exposure to interest rate changes at 30 June 2006 is as follows:

	Amounts drawn down in A$M equivalents							
	Aus	Sing	NZ	HK	US	UK	Eur	Total A$
Total borrowings	893.9	44.6	274.2	99.7	11.1	78.7	77.1	1,479.3
Effect of interest rate swaps	662.0	38.6	125.4	51.6	–	430.2	24.4	1,332.2
Percentage hedged (%)	70	87	46	52	–	100	32	73

NOTE 15 – ISSUED CAPITAL

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$M	$M	$M	$M
1,608,822,483 (2005: 1,404,967,533) fully paid units on issue	3,795.4	2,876.7	3,795.4	2,876.7
Issue costs[1]	(66.4)	(61.0)	(66.4)	(61.0)
	3,729.0	2,815.7	3,729.0	2,815.7

[1] Issue costs associated with the issue of units have been directly paid from the proceeds of the issues. These costs have been deducted from the units in the Balance Sheet, rather than charged as an expense of MGI, as they are considered to form part of the net equity raised.

Terms and Conditions

Stapled security means one unit in MGI stapled to one share in Macquarie Goodman Management Limited ("MGM"). Holders of Macquarie Goodman Group stapled securities are entitled to receive dividends and distributions as declared from time to time and are entitled to one vote per security at shareholders' and unitholders' meetings. In the event of a winding up of Macquarie Goodman Group, shareholders and unitholders rank after creditors and are fully entitled to any proceeds of liquidation.

	Consolidated	
	2006	2005
	M	M
Reconciliation of units on issue		
Balance at 1 July 2004: 1,608,969,088 units		2,189.7
Units issued		
– 75,109,797 issued under the DRP[1]		154.9
– 18,738,875 allotted under the unit purchase plan		30.7
– 15,197,739 units issued on conversion of RePS during the year		36.3
– Consolidation of 730,104,845 units as a consequence of the merger with MGM		–
– 290,965,779 units issued to existing shareholders of MGM to enable the merger		29.1
– 166,667 units issued due to exercise of executive options		0.1
– 125,924,433 units issued under the Entitlement Offer and Public Offer		435.9
Units on issue at 30 June 2005: 1,404,967,533 units	2,876.7	2,876.7
– 63,079,094 issued for institutional placement[2]	314.0	
– 33,483,220 issued to the vendors on acquisition of Eurinpro[2]	166.7	
– 75,721,724 issued under the DRP[1]	328.3	
– 23,516,555 units issued on conversion of RePS during the year	72.1	
– 7,021,025 units issued to employees of MGM under the Employee Securities Acquisition Plan	35.9	
– 1,033,332 units issued due to exercise of executive options	1.7	
Units on issue at 30 June 2006: 1,608,822,483 units	3,795.4	

[1] Under the DRP, holders of ordinary units may elect to have all or part of their distribution entitlement satisfied by the issue of new ordinary units rather than being paid in cash. Units are issued under the DRP at a discount to the issue price, at the discretion of the Board of the Responsible Entity.

[2] Proceeds from the issue of 63 million units through an institutional placement were used by Macquarie Goodman Group, to fund its acquisition of Eurinpro. A further 33.5 million units were issued directly to the vendor of Eurinpro pursuant to the purchase transaction. The proceeds of both issues are recorded as a receivable from MGM.

NOTE 16 – RESERVES

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$M	$M	$M	$M
Retained earnings		73.2	130.8	46.0	102.8
Interest rate swap revaluation reserve		8.9	-	8.9	-
Asset revaluation reserve		72.6	-	127.2	8.6
Capital profits reserve		29.0	1.5	-	-
Foreign currency translation reserve		(1.6)	(0.1)	-	-
Hedging reserve		(1.5)	-	(1.5)	-
RePS repurchase reserve		-	(20.8)	-	-
Total reserves		**180.6**	**111.4**	**180.6**	**111.4**

Retained Earnings					
Balance at the beginning of the year		130.8	88.1	102.8	(18.2)
Change in accounting policy	26(a)	(0.9)	-	-	-
		129.9	88.1	102.8	(18.2)
Profit attributable to unitholders		453.0	339.5	352.8	247.8
Distributions to unitholders		(409.6)	(288.5)	(409.6)	(288.5)
Capital payment to unitholders		-	(9.7)	-	(9.7)
Transfer (to)/from asset revaluation reserve		(72.6)	-	-	145.2
Transfer (to)/from capital profits reserve		(27.5)	1.4	-	26.2
Balance at the end of the year		73.2	130.8	46.0	102.8

Refer to note 1(p) for the accounting policy relating to this reserve.

Interest Rate Swap Revaluation Reserve					
Balance at the beginning of the year		-	-	-	-
Change in accounting policy	26(a)	(22.7)	-	(22.7)	-
		(22.7)	-	(22.7)	-
Revaluation of interest rate swaps		31.6	-	31.6	-
Balance at the end of the year		8.9	-	8.9	-

Asset Revaluation Reserve					
Balance at the beginning of the year		-	-	8.6	-
Revaluation of controlled entities		-	-	118.6	153.8
Transfer from/(to) retained earnings		72.6	-	-	(145.2)
Balance at the end of the year		72.6	-	127.2	8.6

Refer to notes 1(f) and 1(q) for the accounting policies relating to this reserve.

Capital Profits Reserve					
Balance at the beginning of the year		1.5	2.9	-	26.2
Transfer from/(to) retained earnings		27.5	(1.4)	-	(26.2)
Balance at the end of the year		29.0	1.5	-	-

Refer to note 1(d) for the accounting policy relating to this reserve.

NOTE 16 – RESERVES (CONT)

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$M	$M	$M	$M
Foreign Currency Translation Reserve				
Balance at the beginning of the year	(0.1)	0.1	–	–
Net exchange differences	(1.5)	(0.2)	–	–
Balance at the end of the year	(1.6)	(0.1)	–	–

Refer to notes 1(e) and 1(p) for the accounting policies relating to this reserve.

	Consolidated		Parent Entity	
Hedging Reserve				
Balance at the beginning of the year	–	–	–	–
Net hedging differences	(1.5)	–	(1.5)	–
Balance at the end of the year	(1.5)	–	(1.5)	–

Refer to note 1(p) for the accounting policy relating to this reserve.

	Consolidated		Parent Entity	
RePS Repurchase Reserve				
Balance at the beginning of the year	(20.8)	–	–	–
Premium paid on repurchase of RePS	–	(20.8)	–	–
Reduction of RePS repurchase reserve on conversion	20.8	–	–	–
Balance at the end of the year	–	(20.8)	–	–

NOTE 17 – MINORITY INTERESTS

	Consolidated	
	2006	2005
	$M	$M
RePS	–	51.0

As set out in note 14, as a result of the implementation of AIFRS, RePS instruments are treated as debt from 1 July 2005. For the comparative period, RePS continue to be classified as equity and disclosed as minority interests.

NOTE 18 – SEGMENT REPORTING

The Consolidated Entity's business is investing, directly or indirectly, in industrial and commercial properties in Australia, New Zealand, Asia and Europe. New Zealand, Asia and Europe are not separately reportable segments.

NOTE 19 – AUDITOR'S REMUNERATION

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
Audit Services				
Auditors of MGI				
– Audit and review of financial reports (KPMG Australia)	340.8	330.3	193.8	204.5
– Audit and review of financial reports (overseas KPMG firms)	101.2	–	–	–
	442.0	330.3	193.8	204.5
Other auditors				
– Audit and review of financial reports	1.6	–	–	–
	443.6	330.3	193.8	204.5
Other Assurance Services				
– Investigative accounting services (KPMG Australia)	129.0	332.1	129.0	332.1
– Investigative accounting services (overseas KPMG firms)	367.2	–	–	–
Other Services				
– Other regulatory services (KPMG Australia)	51.0	37.5	51.0	37.5
– Other regulatory services (overseas KPMG firms)	35.4	–	–	–
– Taxation compliance services (KPMG Australia)	212.4	233.3	181.7	97.3
– Taxation compliance services (overseas KPMG firms)	92.1	21.5	–	–
– Other taxation advice (KPMG Australia)	49.5	–	49.5	–
– Other taxation advice (overseas KPMG firms)	43.8	–	–	–
	980.4	624.4	411.2	466.9
	1,424.0	954.7	605.0	671.4

NOTE 20 – NOTES TO THE CASH FLOW STATEMENTS

Reconciliation of Cash

For the purpose of the Cash Flow Statement, cash includes cash on hand and at bank and short term deposits at call. Cash as at the end of the year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$M	$M	$M	$M
Cash assets	14.1	4.7	9.6	1.1

NOTE 20 – NOTES TO THE CASH FLOW STATEMENTS (CONT)

Reconciliation of Profit from Ordinary Activities to Net Cash Provided by Operating Activities

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Profit from ordinary activities	**453.0**	350.4	**352.8**	247.8
Items classified as investing and financing activities:				
– Net gain on disposal of investment properties	**(36.4)**	(21.4)	**–**	–
– Net gain on disposal of equity investments	**(1.0)**	(0.2)	**(5.0)**	–
– Merger transaction expenses	**–**	13.0	**–**	13.0
– Distribution received from associated entities	**11.0**	–	**4.6**	–
Non-cash items:				
– Net gain from fair value adjustments on investment properties	**(125.8)**	(89.0)	**–**	–
– Share of net results of equity accounted investments	**(26.8)**	–	**–**	–
– Movement in deferred leasing and tenancy costs	**(13.9)**	(12.2)	**–**	–
– Capitalised borrowing costs	**(39.5)**	(39.6)	**–**	–
Net cash provided by operating activities before change in assets and liabilities	**220.6**	**201.0**	**352.4**	**260.8**
Change in assets and liabilities during the year:				
– Increase in receivables	**(34.1)**	(11.2)	**(16.8)**	(1.0)
– (Increase)/decrease in other assets	**(25.5)**	3.0	**(2.3)**	(0.1)
– Increase/(decrease) in payables	**127.0**	(22.1)	**4.0**	(21.2)
Net cash provided by operating activities	**288.0**	**170.7**	**337.3**	**238.5**

(c) Non-cash Financing and Investing Activities

During the year, 75.7 million units for a total consideration of $328.3 million were allocated under MGI's DRP (2005: 75.1 million units for a total consideration of $154.9 million).

On 9 February 2005, as part of the merger, MGI issued 290.9 million units to the shareholders of MGM in exchange for a promissory note of $29.1 million.

On 29 March 2005, MGI sold its interests in certain New Zealand properties to MGP in exchange for cash and $73.7 million in MGP units.

NOTE 21 – ACQUISITION OF CONTROLLED ENTITIES

The Consolidated Entity acquired several entities from Eurinpro International SA ("Eurinpro") on 1 June 2006. The Consolidated Entity also acquired all of the issued share capital of Growth Link Limited ("Growth Link"), a Hong Kong company. The effect of the acquisitions on the Consolidated Entity's assets and liabilities is as follows:

	Eurinpro entities $M	Growth Link $M	Total $M
Cash assets	1.2	0.8	2.0
Receivables	3.8	0.2	4.0
Inventories	41.9	–	41.9
Investment properties	–	56.8	56.8
Payables	(2.0)	(0.7)	(2.7)
Interest bearing liabilities	(32.3)	–	(32.3)
Deferred tax liabilities	–	(0.3)	(0.3)
Net identifiable assets and liabilities	**12.6**	**56.8**	**69.4**
Total consideration payable	**12.6**	**56.8**	**69.4**
Cash held by entities on acquisition	(1.2)	(0.8)	(2.0)
Net cash outflow	**11.4**	**56.0**	**67.4**

Details of the entities acquired are set out below:

			Actual contribution since acquisition		Contribution if acquisition took place on 1 July 2005	
Entity acquired	**Principal activity**	**Date of acquisition**	**Revenue $M**	**Profit before tax $M**	**Revenue $M**	**Profit before tax $M**
Eurinpro entities[1]	Property development	1 Jun 2006	1.2	2.3	N/A	N/A
Growth Link[2]	Property investment	30 Aug 2005	0.8	0.2	1.2	0.4

[1] It is not practicable to estimate the contribution to MGI's revenue or profit if the acquisition had taken place on 1 July 2005.

[2] Growth Link forms part of MGWHK. During the period from acquisition to the launch of MGWHK, Growth Link contributed $0.2 million to consolidated profit after tax.

NOTE 22 – RELATED PARTY DISCLOSURES

Key Management Personnel Disclosures

MGF, the responsible entity of MGI, was identified as key management of the Consolidated Entity at any time during the reporting period and unless otherwise indicated was key management for the entire period.

MGI does not employ personnel in its own right. However it is required to have an Incorporated Responsible Entity (MGF) to manage the activities for MGI and this is considered to be the Key Management Personnel.

Responsible Entity's Remuneration

In accordance with MGI's constitution, the Responsible Entity is entitled to receive a management fee and expense reimbursements where expenses have been incurred on behalf of MGI:

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Management fees	**900,120**	11,273,985	**345,175**	4,189,203
Trustee fees	**–**	650,680	**–**	131,752
Performance fee written off	**–**	(17,151,752)	**–**	(17,151,752)
Reimbursement of trust expenses	**–**	347,658	**–**	265,748
	900,120	(4,879,429)	**345,175**	(12,565,049)
The following amounts are included in accounts payable as owed to the Responsible Entity at balance date	**–**	–	**–**	–

NOTE 22 – RELATED PARTY DISCLOSURES (CONT)

Other MGM entities

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Property services fees (including property management, leasing and due diligence work)	14,152,669	11,354,600	-	-
Development management and project fees	12,785,925	27,666,564	-	-
Building supervisor costs reimbursed	3,363,862	367,189	-	-
	30,302,456	39,388,353	-	-

In 2005, $2,694,957 due from MGM representing a portion of the purchase price (including interest) for Campus Business Park, Homebush, NSW acquired during 2001, was deferred for up to five years. The amount was repayable with interest at commercial rates as committed developments are completed.

Other Related Party Disclosures

Goodman Holdings Group
The Consolidated Entity has entered into a sublease to April 2048 with Moorabbin Airport Corporation Pty Limited (a director related entity of Messrs Gregory Goodman and Patrick Goodman) for the lease of land at Chifley Business Park, Mentone, Vic. As at 30 June 2006, an amount of $921,532 (2005: $557,233) was paid in connection with the sublease.

Pooles Rock Wines Pty Limited
Pooles Rock Wines Pty Limited (a director related entity of Mr David Clarke) has entered into a lease to January 2009 with the Consolidated Entity at CityWest Office Park, Pyrmont, NSW. Rent and outgoings charges amounted to $90,376 for the year ended 30 June 2006 (2005: $85,375).

Transactions with Entities in the Wholly Owned Group
The wholly owned group consists of MGI and its wholly owned controlled entities as set out in note 11.

Transactions between MGI and other entities in the wholly owned group during the years ended 30 June 2006 and 2005 consisted of:

(a) payment of distributions to MGI;
(b) loans advanced by MGI; and
(c) loans repaid to MGI.

All of the above transactions were made on normal commercial terms and conditions.

Aggregate amounts included in the determination of profit from ordinary activities that resulted from transactions with entities in the wholly owned group are disclosed in note 4.

Aggregate amounts receivable from, and payable to, entities in the wholly owned group at balance date are disclosed in notes 6, 12 and 14 respectively.

Other Related Parties

(a) Macquarie Goodman Vineyards Limited ("MGV") is a fellow controlled entity of Macquarie Goodman Group. The balance of the loan provided by MGI to MGV at 30 June 2006 is $35.4 million (2005: 39.9 million). The purpose of the loan to MGV is to fund the development of the M7 Business Hub, Eastern Creek, NSW. The loan is limited recourse, interest bearing at a rate of 15% per annum and with a maturity date of December 2011. Interest charged to MGV during the year totalled $3.5 million (2005: $1.1 million).
(b) During the year Dollhurst Limited, a fellow controlled entity of Macquarie Goodman Group, issued $169.5 million (GBP65.0 million) of Fixed Rate Notes ("Notes") to MGI. The Notes are unsecured with limited recourse and mature in December 2011. Interest at 8.5% per annum is payable on the Notes semi-annually in arrears on 30 June and 31 December.
(c) Other loans to MGM exist at 30 June 2006 totalling $708.3 million (2005: $28.1 million). The loans are interest bearing at rates determined based on the tranche under which the funds are borrowed.
(d) Amounts due from MGW relating to unpaid development services provided up to 30 June 2006 total $7.2 million (2005: $nil).

NOTE 23 – ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The Consolidated Entity enters into interest rate swaps to manage cash flow risks associated with floating interest rates on borrowings.

Interest Rate Swaps

Interest rate swaps allow the Consolidated Entity to swap floating rate borrowings into fixed rates. The maturity dates of the interest rate swap contracts are principally between November 2006 and May 2015. The interest rate swap contracts are for 90 day intervals and involve quarterly payments or receipts of the net amount of interest. As at 30 June 2006, the fixed rates varied from 3.6% to 7.0% (2005: 4.9% to 6.7%) and the floating rates were at bank bill rates plus a credit margin.

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities are set out below:

		Weighted average interest rate(1)	Floating interest rate	Fixed interest maturing in		Non-interest bearing	Total
				1 year or less	1 to 5 years		
	Note	% pa	$M	$M	$M	$M	$M
2006							
FINANCIAL ASSETS							
Cash assets		5.13	14.1	–	–	–	14.1
Receivables	6	7.55	727.6	–	204.8	146.5	1,078.9
			741.7	**–**	**204.8**	**146.5**	**1,093.0**
FINANCIAL LIABILITIES							
Payables	12	–	–	–	–	60.8	60.8
Interest bearing liabilities	14	4.90	1,218.4	254.8	–	–	1,473.2
Interest rate swaps(2)		–	(1,111.2)	–	1,111.2	–	–
			107.2	**254.8**	**1,111.2**	**60.8**	**1,534.0**
2005							
FINANCIAL ASSETS							
Cash assets		4.11	4.7	–	–	–	4.7
Receivables	6	6.71	28.1	–	39.9	71.5	139.5
			32.8	**–**	**39.9**	**71.5**	**144.2**
FINANCIAL LIABILITIES							
Payables	12	–	–	–	–	94.3	94.3
Interest bearing liabilities	14	6.27	1,326.7	207.0	220.9	–	1,754.6
Interest rate swaps(2)		–	(775.0)	–	775.0	–	–
			551.7	**207.0**	**995.9**	**94.3**	**1,848.9**

(1) After incorporating the effect of interest rate swaps.
(2) Notional principal amounts.

NOTE 23 – ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONT)

(b) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments
The credit risk on financial assets, excluding investments, of the Consolidated Entity, which have been recognised on the Balance Sheet, is the carrying amount, net of any allowance for doubtful debts.

The Consolidated Entity has a policy of assessing the creditworthiness of all potential customers and is not materially exposed to any one customer or industry group. The Consolidated Entity evaluates all customers' perceived credit risk and may require the lodgement of rental bonds or bank guarantees, as appropriate, to reduce credit risk. In addition, all rents are payable monthly in advance.

The Consolidated Entity minimises credit risk by dealing with major financial institutions in relation to cash and short term borrowings.

Concentration of credit risk exists from time to time on trade debtors for the proceeds of disposal of investment properties. The credit risk is minimised as legal title is paid only upon receipt of proceeds for the sale of those assets.

(c) Foreign Exchange Risk

The Consolidated Entity is exposed to foreign exchange risk through its investments in New Zealand, Asia and Europe. Foreign exchange risk represents the loss that would be recognised from fluctuations in foreign currency prices against the Australian dollar.

MGI has entered into foreign exchange contracts to hedge a proportion of the income received from its foreign investments. The contracts settle at quarterly and semi-annual intervals from July 2006 to December 2012. The net fair value loss on forward foreign exchange contracts at 30 June 2006 was $2.6 million (2005: $0.04 million).

(d) Net Fair Values of Financial Assets and Liabilities

Recognised Financial Instruments
The Consolidated Entity's financial assets and liabilities included in the Balance Sheet are carried at amounts that approximate net fair value. The valuation approach equates to the historical costs of the underlying transactions. Net fair values of assets and liabilities are reviewed by the Directors on a regular basis.

NOTE 24 – COMMITMENTS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Capital Expenditure Commitments				
Contracted but not provided for and payable:				
– Within one year	102.6	160.6	-	-

Acquisition of Investment Properties
The amount contracted for the acquisition of investment properties not provided for is $7.0 million (2005: $146.8 million).

NOTE 24 – COMMITMENTS (CONT)

Guaranteed Land Payments – Development of M7 Business Hub, Eastern Creek, NSW
A commitment exists at 30 June 2006 in respect of a Heads of Agreement signed between MGI, MGM, MGV, Brickworks Limited and Austral. Austral has a put option which gives it the right to require MGV to take a transfer of unsold saleable lots of land. The consideration payable over the duration of the development will be the greater of:

(a) the guaranteed land payments of unsold saleable lots; or

(b) the revised retail price of the unsold saleable lots less a 2.5% discount if the revised retail price is less than $10 million or a 5% discount if it is greater than $10 million.

MGI has provided Austral with a guarantee for all amounts payable to Austral by MGV under the Heads of Agreement.

Operating Lease Commitments

(a) Gordon Corporate Centre, Gordon, NSW is subject to a 99 year ground lease that commenced in August 1991. Rent under this lease is 17.5% of net property income, payable monthly in advance.

(b) Chifley Business Park, Mentone, Vic is subject to a sublease to April 2048, with a 49 year option to renew. Under the terms of the sublease, rent is 10% of the freehold value of the land, calculated on each fifth anniversary of the sublease. In between these market reviews, rent is reviewed annually subject to consumer price index changes. Rent was subject to abatements of between 50% and 100% until 30 June 2006.

Funding Commitments
A guarantee exists between MGI and the Security Trustee for RePS holders, such that in the event that MGCT has either insufficient amounts to pay the distribution or insufficient funds to pay the face value in the event of a winding up of MGCT, MGI will, subject to some limitations, be required to pay the RePS holders an amount equal to the shortfall. The Responsible Entity's obligation to deliver ordinary units on conversion is also guaranteed. The amount that MGI is required to pay under the guarantee in respect of distributions will not be greater than the income that MGI has available to distribute to its unitholders. The obligations of MGI under the guarantee are subordinate to the claims of MGI's creditors.

Non-cancellable Operating Lease Receivable from Investment Property Customers

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Non-cancellable operating lease commitments receivable:				
Within one year	**254.8**	299.1	**–**	–
Later than one year but not later than five years	**661.7**	1,265.6	**–**	–
Later than five years	**111.7**	140.8	**–**	–

NOTE 25 – EVENTS SUBSEQUENT TO BALANCE DATE

Other than disclosed above, the Directors are not aware of any significant post-balance sheet events which would require disclosure or adjustment.

NOTE 26 – EXPLANATION OF TRANSITION TO AIFRS

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS

Consolidated		1 July 2004			30 June 2005		
	Note	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M
CURRENT ASSETS							
Cash assets		51.4	–	51.4	4.7	–	4.7
Receivables	(ii), (iii)	85.8	–	85.8	91.8	(20.3)	71.5
Other assets	(i)	16.5	(5.0)	11.5	16.8	(2.6)	14.2
Total current assets		**153.7**	**(5.0)**	**148.7**	**113.3**	**(22.9)**	**90.4**
NON-CURRENT ASSETS							
Receivables		57.3	–	57.3	68.0	–	68.0
Investment properties	(iii)	3,855.0	–	3,855.0	4,645.4	17.9	4,663.3
Investments accounted for using the equity method		6.5	–	6.5	104.7	–	104.7
Other assets	(i)	15.0	(13.2)	1.8	27.9	(27.5)	0.4
Total non-current assets		**3,933.8**	**(13.2)**	**3,920.6**	**4,846.0**	**(9.6)**	**4,836.4**
Total assets		**4,087.5**	**(18.2)**	**4,069.3**	**4,959.3**	**(32.5)**	**4,926.8**
CURRENT LIABILITIES							
Deferred income		–	–	–	1.2	–	1.2
Payables	(i), (iii)	55.4	–	55.4	84.7	–	84.7
Provisions for distributions		60.1	–	60.1	92.0	–	92.0
Interest bearing liabilities	(iv)	219.1	–	219.1	209.7	756.0	965.7
Total current liabilities		**334.6**	**-**	**334.6**	**387.6**	**756.0**	**1,143.6**
NON-CURRENT LIABILITIES							
Deferred Income		–	–	–	6.6	–	6.6
Payables		1.3	–	1.3	9.6	–	9.6
Interest bearing liabilities	(iv)	1,240.0	–	1,240.0	1,544.9	(756.0)	788.9
Total non-current liabilities		**1,241.3**	**-**	**1,241.3**	**1,561.1**	**(756.0)**	**805.1**
Total liabilities		**1,575.9**	**-**	**1,575.9**	**1,948.7**	**-**	**1,948.7**
Net assets		**2,511.6**	**(18.2)**	**2,493.4**	**3,010.6**	**(32.5)**	**2,978.1**
EQUITY							
Issued capital		2,140.3	–	2,140.3	2,815.7	–	2,815.7
Reserves	(v)	109.3	(18.2)	91.1	143.9	(32.5)	111.4
Total parent equity interests		**2,249.6**	**(18.2)**	**2,231.4**	**2,959.6**	**(32.5)**	**2,927.1**
Minority interests		262.0	–	262.0	51.0	–	51.0
Total equity		**2,511.6**	**(18.2)**	**2,493.4**	**3,010.6**	**(32.5)**	**2,978.1**

NOTE 26 – EXPLANATION OF TRANSITION TO AIFRS (CONT)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

Parent Entity		1 July 2004			30 June 2005		
	Note	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M
CURRENT ASSETS							
Cash assets		49.2	–	49.2	1.1	–	1.1
Receivables		105.7	–	105.7	4.4	–	4.4
Other assets		1.8	–	1.8	5.5	–	5.5
Total current assets		**156.7**	**-**	**156.7**	**11.0**	**-**	**11.0**
NON-CURRENT ASSETS							
Receivables		1,376.8	–	1,376.8	2,077.1	–	2,077.1
Other financial assets	(vi)	2,104.6	(18.2)	2,086.4	2,569.2	(32.5)	2,536.7
Other assets		1.7	–	1.7	0.3	–	0.3
Total non-current assets		**3,483.1**	**(18.2)**	**3,464.9**	**4,646.6**	**(32.5)**	**4,614.1**
Total assets		**3,639.8**	**(18.2)**	**3,621.6**	**4,657.6**	**(32.5)**	**4,625.1**
CURRENT LIABILITIES							
Deferred Income		–	–	–	1.2	–	1.2
Payables		28.1	–	28.1	12.9	–	12.9
Provisions for distributions		54.3	–	54.3	91.0	–	91.0
Interest bearing liabilities	(iv)	207.0	–	207.0	207.0	756.0	963.0
Total current liabilities		**289.4**	**–**	**289.4**	**312.1**	**756.0**	**1,068.1**
NON-CURRENT LIABILITIES							
Deferred Income		–	–	–	6.6	–	6.6
Payables		41.5	–	41.5	–	–	–
Interest bearing liabilities	(iv)	1,142.4	–	1,142.4	1,379.3	(756.0)	623.3
Total non-current liabilities		**1,183.9**	**–**	**1,183.9**	**1,385.9**	**(756.0)**	**629.9**
Total liabilities		**1,473.3**	**-**	**1,473.3**	**1,698.0**	**-**	**1,698.0**
Net assets		**2,166.5**	**(18.2)**	**2,148.3**	**2,959.6**	**(32.5)**	**2,927.1**
EQUITY							
Issued capital		2,140.3	–	2,140.3	2,815.7	–	2,815.7
Reserves	(v)	26.2	(18.2)	8.0	143.9	(32.5)	111.4
Total parent equity interests		**2,166.5**	**(18.2)**	**2,148.3**	**2,959.6**	**(32.5)**	**2,927.1**
Minority interests		–	–	–	–	–	–
Total equity		**2,166.5**	**(18.2)**	**2,148.3**	**2,959.6**	**(32.5)**	**2,927.1**

NOTE 26 – EXPLANATION OF TRANSITION TO AIFRS (CONT)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

(i) Financial Instruments - Changes in Accounting Policy

The Consolidated Entity has elected to apply AASB 132 Financial Instruments: Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 onwards. The impact on the Balance Sheet for the comparative periods is adjusted in the opening balances at 1 July 2005 and is summarised as follows:

	Net assets	Total equity
	$M	$M
Total under AIFRS at 30 June 2005	2,978.1	2,978.1
Changes in accounting policy:		
Reclassification of RePS from equity to liabilities	(51.0)	(51.0)
Fair value derivatives – liability	(22.7)	–
Interest rate swap revaluation reserve	–	(22.7)
Amortisation of deferred finance costs	(0.9)	(0.9)
Total under AIFRS at 1 July 2005	**2,903.5**	**2,903.5**

Under Previous GAAP, RePS were treated as equity and transaction costs incurred on the issue of equity were offset against the proceeds from the issue. Under AIFRS, RePS are reclassified to debt and transaction costs are amortised over the period to the first reset date. Distributions paid to RePS holders are treated as interest expense under AIFRS. Under Previous GAAP, these payments were treated as equity distributions.

Under Previous GAAP, the Consolidated Entity did not recognise derivatives at fair value on the Balance Sheet. In accordance with AIFRS, derivatives are now recognised at fair value.

(ii) Deferred Leasing Incentives and Deferred Leasing Costs

Subsequent to the implementation of AIFRS, deferred leasing incentives and deferred leasing costs are included within investment property carrying values. These costs are deferred and amortised over the lease term in proportion to the rental income recognised in each financial year.

(iii) Investment Properties

The sale of the Peninsula Business Park, Brookvale, NSW was recognised by the Consolidated Entity at 30 June 2005 as it met the revenue recognition criteria under Previous GAAP. As a result of the implementation of AIFRS, this sale was derecognised at 30 June 2005 and the investment property restated on the Balance Sheet. The sale of the property was recognised on settlement which took place during the year.

The effect of this reversal is that the investment property is included in investment property line at its previous carrying value. Income in relation to the sale has been deferred and recognised in current liabilities.

Subsequent to the implementation of AIFRS, deferred leasing incentives and deferred leasing costs are included within investment property carrying values.

(iv) Reclassification of Bank Loan Facility

The multi-option facility was refinanced effective 29 July 2005 and replaced with the SMCF. Under Previous GAAP, the former facility was classified as non-current at the Balance Sheet date. Under AIFRS, this facility is reclassified as current at 30 June 2005.

(v) Reserves

Under AIFRS, the gains on revaluation of investment properties are recognised in the Income Statement. In order to distinguish between revaluations of properties which continue to be held by the Consolidated Entity and those which have been realised on sale and have not yet been distributed, the asset revaluation reserve and capital profits reserve will be maintained and transfers between reserves will be made as appropriate.

NOTE 26 – EXPLANATION OF TRANSITION TO AIFRS (CONT)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS (cont)

The effect of the above transactions on retained earnings is as follows:

	1 July 2004 $M	30 June 2005 $M
Impact of fixed increases in lease contracts	12.9	18.5
Adjustment to investment property carrying values	(12.9)	(18.5)
Other adjustments to carrying values of investment properties	(18.2)	(30.1)
Change in date of recognition of sale of Peninsula Business Park, Brookvale, NSW	–	(2.4)
Net decrease in reserves	**(18.2)**	**(32.5)**

(vi) Other Financial Assets
Investments in controlled entities have been revalued to reflect the decrease in net assets of the controlled entities arising from AIFRS.

Reconciliation of Profit under Previous GAAP to Profit under AIFRS

		Consolidated			Parent Entity		
	Note	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M
REVENUE AND OTHER INCOME							
Gross property income	(i), (vi)	376.6	3.7	**380.3**	–	–	–
Proceeds from sale of investment properties	(ii)	352.1	(352.1)	–	–	–	–
Net gain from fair value adjustments on investment properties	(iii)	–	89.0	**89.0**	–	–	–
Net gain on disposal of investment properties	(ii)	–	21.4	**21.4**	–	–	–
Distributions from controlled entities		–	–	–	266.9	–	**266.9**
Share of net results of equity accounted investments		1.8	–	**1.8**	–	–	–
Gain on part disposal of controlled entity	(iv)	–	0.2	**0.2**	–	–	–
Other income	(iv), (v)	12.8	(12.8)	–	70.9	(65.7)	**5.2**
Total revenue and other income		**743.3**	**(250.6)**	**492.7**	**337.8**	**(65.7)**	**272.1**
EXPENSES							
Property expenses		(73.2)	–	**(73.2)**	–	–	–
Trust expenses		(6.0)	–	**(6.0)**	(0.8)	–	**(0.8)**
Management fee		(11.3)	–	**(11.3)**	(4.1)	–	**(4.1)**
Merger transaction expenses		(13.0)	–	**(13.0)**	(13.0)	–	**(13.0)**
Performance fee written back		17.2	–	**17.2**	17.2	–	**17.2**
Carrying value of investment properties sold	(ii)	(328.3)	328.3	–	–	–	–
Carrying value on part disposal of a controlled entity	(iv)	(4.7)	4.7	–	–	–	–
Finance costs	(v)	(63.9)	7.9	**(56.0)**	(89.3)	65.7	**(23.6)**
Total expenses		**(483.2)**	**340.9**	**(142.3)**	**(90.0)**	**65.7**	**(24.3)**

NOTE 26 – EXPLANATION OF TRANSITION TO AIFRS (CONT)

Reconciliation of Profit under Previous GAAP to Profit under AIFRS (cont)

		Consolidated			Parent Entity		
	Note	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M	Previous AGAAP $M	AIFRS adjustments $M	AIFRS $M
Profit from ordinary activities		260.1	90.3	350.4	247.8	-	247.8
Profit attributable to minority interests		(10.9)	-	(10.9)	-	-	-
Profit attributable to unitholders		249.2	90.3	339.5	247.8	-	247.8
Non-owner transaction changes in equity							
Net increase in reserves	(iii)	104.6	(104.6)	-	168.1	(14.3)	153.8
Total changes in equity from non-owner related transactions attributable to unitholders		353.8	(14.3)	339.5	415.9	(14.3)	401.6

(i) Fixed Increases in Lease Rentals
The Consolidated Entity has entered into lease arrangements with customers which allow for fixed annual increases in rental income. Under AIFRS, the Consolidated Entity is required to recognise the total lease rental income evenly over the life of the lease. As a result, lease rental income was increased by $5.6 million for the year ended 30 June 2005.

(ii) Gain on Disposal of Investment Properties
Under AIFRS, revenue and cost of sales arising on the sale of non-current assets are presented net and a net gain recognised on the face of the Income Statement.

In addition, the sale of Peninsula Business Park, Brookvale, NSW was derecognised at 30 June 2005 and the investment property reinstated on the Balance Sheet. The sale of the property was recognised on settlement which took place during the half year ended 31 December 2005.

(iii) Revaluation of Investment Properties
Under AIFRS, revaluation increments and decrements relating to investment properties are recognised in the operating results in the Income Statement. Under Previous GAAP, the net increment was recognised directly in equity.

(iv) Disposal of Interest in Controlled Entity
Under AIFRS, revenue and cost of sales arising on the sale of non-current assets are presented net and a net gain recognised on the face of the Income Statement.

(v) Reclassification of Interest Income
Under AIFRS, interest income and finance costs are presented net on the Income Statement.

(vi) Amortisation of Lease Incentives
Under AIFRS, all lease incentives provided to customers are amortised over the life of the lease. An additional expense of $1.9 million was recognised in the Income Statement for the year ended 30 June 2005.

DIRECTORS' DECLARATION

In the opinion of the Directors of Macquarie Goodman Funds Management Limited, the Responsible Entity for Macquarie Goodman Industrial Trust ("MGI") and its controlled entities ("Consolidated Entity"):

(a) the financial statements and accompanying notes 1 to 26 are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position of the Parent Entity and the Consolidated Entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

 (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001;

(b) there are reasonable grounds to believe that MGI will be able to pay its debts as and when they become due and payable; and

(c) the Directors have been given the declarations by the Group Chief Executive Officer and Chief Financial Officer for the year ended 30 June 2006 pursuant to section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors.

David Clarke, AO	**Gregory Goodman**
Chairman	Director

Sydney, 21 August 2006

KPMG

Independent audit report to the Unitholders of Macquarie Goodman Industrial Trust

Scope

We have audited the financial report of Macquarie Goodman Industrial Trust ("the Trust") for the financial year ended 30 June 2006, consisting of the income statements, statements of changes in equity, balance sheets, statements of cash flows, accompanying notes 1 to 26, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Trust and the entities it controlled at the end of the year or from time to time during the financial year. The Directors of the Responsible Entity, Macquarie Goodman Funds Management Limited, are responsible for the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards.* We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Trust.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Trust's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Macquarie Goodman Industrial Trust is in accordance with:

a) the Corporations Act 2001, including:
   i. giving a true and fair view of the Trust and the consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and
   ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

S. C. Fleming

Scott Fleming
Partner

Sydney
21 August 2006

Corporate Directory

Macquarie Goodman Industrial Trust

ARSN 091 213 839

Responsible Entity

Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Registered Office

Level 10
60 Castlereagh Street
Sydney NSW 2000

GPO Box 4703
Sydney NSW 2001
Australia

Telephone	1300 791 100 (within Australia)
	+61 2 9230 7400 (outside Australia)
Facsimile	+61 2 9230 7444
Email	info@macquariegoodman.com.au
Website	www.macquariegoodman.com

Directors

Mr David Clarke, AO (Chairman)
Dr David Teplitzky (Independent Deputy Chairman)
Mr Gregory Goodman (Group Chief Executive Officer)
Mr Ian Ferrier, AM (Independent Director)
Mr Patrick Goodman (Non-Executive Director)
Mr John Harkness (Independent Director)
Mr James Hodgkinson (Non-Executive Director)
Ms Anne Keating (Independent Director)
Mr James Sloman, OAM (Independent Director)
Mr Stephen Girdis (Alternate Director to Messrs David Clarke and James Hodgkinson)

Joint Company Secretaries

Ms Carolyn Scobie
Mr Mark Alley

Macquarie Goodman

MACQUARIE GOODMAN INDUSTRIAL TRUST ANNUAL FINANCIAL REPORT 2006
www.macquariegoodman.com

END